Form 10KSB, Exhibit 13
period 1996-07-31
LIFSCHULTZ INDUSTRIES INC
filed 1996-10-31
CIK 822046

                    LIFSCHULTZ INDUSTRIES, INC.

			   ANNUAL REPORT

			       1996

		     LIFSCHULTZ INDUSTRIES, INC.
			641 West 59th Street
			 New York, NY 10019


October 29, 1996


Dear Shareholders:

     Lifschultz Industries, Inc. and its subsidiaries face significant challenges in the year ahead. The subsidiaries will need to continue to spend substantial sums on research and development (they spent almost $700,000 in fiscal 1996) to remain competitive in the marketplace. The subsidiaries likely will need to increase spending in marketing to expand sales and reach new customers, particularly in the international markets. Competition is increasing in the subsidiaries' traditional instrumentation markets and they will face established competitors as they expand their product lines into new niche markets. General administrative expenses continue to grow for operations in Utah due to the need for additional personnel and increases in the compensation rates for qualified personnel in the Utah market.

     The Company has also been informed by the National Association of Securities Dealers ("NASD") that it is considering a new policy under which companies whose stock trades on the NASDAQ system below $1 can no longer be listed. If adopted, to remain listed on the NASDAQ system, the Company would need to undertake a reverse stock split to raise its trading price above $1 per share. According to NASD sources, NASD will probably make a final determination on the proposed new policy by the end of calendar 1996.

     Regardless of such challenges, the Company's current status and outlook are stronger than ever. Total revenues for the Company increased 21.5% to $11,292,000, with over 95% of that revenue coming from its subsidiaries Hart Scientific, Inc. and Calorimetry Sciences Corporation. Much of this growth was from new product lines and increased revenues from international markets. Net revenues from Hart Scientific and Calorimetry Sciences collectively rose 22%. Earnings before extraordinary items at the Company level rose 50% to $719,000.

     Additionally, the Company's current ratio continues to improve, moving to
2.06 as of July 31, 1996 versus 1.11 on July 31, 1995. The Company increased its current assets by $1,300,000 to a total of $5,381,000, while reducing current liabilities by over $1,000,000. While not currently shown as an asset on the balance sheet, a tax loss carryforward of $9,859,000 should have a substantial positive future impact if the Company continues to be profitable. Overall, net worth of the Company jumped dramatically from $4,180,000 at the end of fiscal 1995 to $6,236,000 at the end of fiscal 1996.

     In August 1996, Hart finally moved into its new office and manufacturing facility, doubling its available space. The move should help Hart's manufacturing productivity and give it room to expand without the concern of relocating.

     The Company's non-operating subsidiary, Lifschultz Fast Freight, Inc. continues to improve its situation. The sole major asset held by Fast Freight, subleases of a New York property, continues to produce a steady revenue stream ($467,000 in fiscal 1996). Additionally, the level of external (non-intercompany) debt carried by Fast Freight has been reduced further through settlements and the issuance of stock in the Company. Such debt now stands at $444,000, compared to $2,979,000 as of July 31, 1994 and $6,324,000 as of July 31, 1992. Fast Freight's current revenue stream will be used to continue to reduce its external debt until such time as it can be used more productively by assisting the growth of Hart and Calorimetry Sciences.

     Measures of net worth per share and capital structure have also improved for the Company. As of October 24, 1996, all of the holders of Series B Preferred Common Stock and most Series E Preferred Stock holders have converted their stock to common stock. Now only three holders of preferred stock (one holding Series A and two holding Series E) remain outstanding. With this simplified structure, the Company may be more attractive to new investors. Additionally, the conversion of Series E Preferred Stock eliminated over $5,600,000 in liquidation preference. Such elimination improved the Company's common stock per share net worth when calculated to reflect liquidation value. Using the Company's year-end figures, elimination of the preference raises the common stock per share net worth from $0.020 per share to $0.109 per share.

     Overall, the Company has taken great steps forward in growing its operations and revenues. Soon, we expect the Company to be able to focus all of its efforts on growth, having finally eliminated its long-standing debt burdens in Fast Freight. Management feels confident about the Company's future.

				     Sincerely,

				     LIFSCHULTZ INDUSTRIES, INC.


				     David K. Lifschultz
				     Chairman and Chief Executive Officer

                    LIFSCHULTZ INDUSTRIES, INC.

		       DESCRIPTION OF BUSINESS


OVERVIEW

     Lifschultz Industries, Inc. (the "Company") is a public company engaged, through its wholly-owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly-owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing and marketing of scientific and industrial instrumentation and instrument calibration equipment. The Company is also involved in managing the activities of a nonoperating wholly-owned subsidiary, Lifschultz Fast Freight, Inc. ("LFF"), which has as its principal remaining asset a lease on certain real property in New York City. Hart was acquired by the Company on June 3, 1988, while LFF was acquired by the Company on January 22, 1991. The Company's management anticipates that the Company's future sales growth will come from growth in sales of present Hart and CSC product lines and new products which they will introduce in the future. Long-term, the Company's management anticipates that the proceeds from the subleasing of LFF's New York City real estate asset will be used to reduce LFF obligations and finance the growth of the Hart and CSC subsidiaries.

HISTORY

     The Company was originally organized under another name pursuant to the laws of Delaware on July 27, 1987 for the primary purpose of entering into a business combination with a then-unknown entity. In February 1988, the Company closed a public offering.

     In June 1988, the Company acquired Hart, a Utah corporation formed on August 6, 1984, as a wholly-owned subsidiary, and changed its own name to Hart Technologies, Inc. At that time, the management of Hart assumed control of the Company.

     In January 1991, the Company acquired Lifschultz Fast Freight, Inc., a Delaware corporation, which was originally founded as a Chicago freight-hauling business in 1899. The Lifschultz family members who owned LFF obtained approximately 70 percent of the voting stock of the Company as part of the reorganization, in which LFF became a wholly-owned subsidiary of the Company. At that time, Lifschultz family members David K. Lifschultz and Sydney B. Lifschultz assumed two of the three seats on the Company's Board of Directors and appointed David K. Lifschultz as Chairman and Chief Executive Officer of the Company.

     During the Company's 1994 fiscal year, the management of Hart elected to separate Hart's calorimetry division from its instrumentation business by incorporating CSC, a Utah corporation, which is now a wholly-owned subsidiary of Hart. Dennis R. Hunter, formerly Chairman of Hart, now serves as President of CSC, and Edwin A. Lewis, formerly a Vice President of Hart, now serves as Vice President and Secretary of CSC. Except as otherwise noted, the discussion of Hart in the following paragraphs includes the business of CSC.

DEVELOPMENTS IN FISCAL 1996

     Total revenues for the Company rose from $9,293,000 in fiscal 1995 to $11,292,000 in fiscal 1996, an increase of 21.5%. While the Company suffered a consolidated net loss of ($938,000) in fiscal 1994, it enjoyed consolidated net earnings of $620,000 in fiscal 1995 and consolidated net earnings of $2,015,000 in fiscal 1996. Most of the increase in net earnings was due to an extraordinary gain of $1,296,000 from extinguishment of debt at LFF. Nonetheless, earnings before extraordinary items at the Company level rose
50% to $719,000. The Company's Hart subsidiary has continued to expand sales of its existing product lines and grew 22% during fiscal 1996. The Company's LFF subsidiary continued to improve its overall financial position by successfully negotiated additional reductions of its debt burden through exchange of debt for the Company's Series E Preferred Stock and other settlements.

     The Company's subsidiaries are described in greater detail below.

HART SCIENTIFIC, INC. AND SUBSIDIARY

     PRODUCTS AND MARKETS. Hart's instruments business strategy is to target narrow market niches in temperature calibration equipment, build a solution-oriented product for those niches, and capture a significant part of the market for each such product category. Products for many different markets are developed from similar base technologies that are proprietary to Hart. Hart has products which are marketed to the battery industry, calibration laboratories, the plastic container industry, the automotive plastics industry, the medical research industry, pharmaceutical companies, and the biotechnology industry. The management of Hart believes that this strategy reduces risk and results in higher margins, lower development costs, and substantially greater growth potential for Hart. Products manufactured and marketed by Hart include biological scanning calorimeters, heat conduction calorimeters, several specialty calorimeters, ultra-stable constant temperature baths, microprocessor-based thermometers, parison calorimeters, a plastics testing device, and various custom instruments.

     In fiscal 1995, CSC signed a strategic products agreement with Applied Thermodynamics, which added two new calorimeter products to CSC's line. These included a Nano Differential Scanning calorimeter, which began shipments in fiscal year 1996, and a Jet Titration calorimeter, which is expected to begin shipping in fiscal year 1997. CSC also developed and introduced a Nano Isothermal calorimeter during fiscal year 1996 to complement its existing
IMC line of calorimeter products.

     CUSTOMER SERVICE AND SUPPORT. Most of Hart's products carry a standard one year warranty and factory service guarantee. Customer service is structured around an "800 number" toll-free line and in-factory service, with on-site repair when necessary.

     PRODUCT DEVELOPMENT. Research and product development expenditures as a percentage of revenues have historically been relatively high at Hart. During the fiscal year ended July 31, 1996, Hart spent approximately $694,000 on Company-sponsored research and development activities, compared to $818,000 in fiscal 1995.

     MANUFACTURING AND OPERATIONS. Hart leases a manufacturing and office facility in American Fork, Utah, while CSC leases a manufacturing and office facility in Provo, Utah. Currently, Hart manufactures most of its own instruments, but does sell some instruments manufactured by other companies, sometimes under the Hart label.

     INSURANCE. Hart presently carries property and casualty insurance on the equipment used in its business. Some potential losses cannot be insured against or cannot be insured against at reasonable premium rates. The Company could be materially adversely affected if it or Hart were to incur an uninsured or an underinsured loss.

     SUPPLIERS. With the exception of proprietary software, some machined parts, and product housing units, most of the products sold by Hart are assembled from standard off-the-shelf items which are readily available from suppliers. To date, Hart has not experienced any significant difficulty in obtaining components. Hart employs a purchase order system for purchasing supplies and components and has not found it necessary to enter into any written supplier contracts.

     CUSTOMERS. Hart's customers include research departments of universities, governmental agencies, and industrial corporations. No customer of Hart accounted for more than 10 percent of total revenues during fiscal 1996, and the loss of any single customer would not likely cause a material adverse effect on either Hart or the Company.

     PATENTS, COPYRIGHTS, AND TRADEMARKS. Hart does not currently have any patents, copyrights, or trademarks for its products. CSC licenses some patented product designs from Applied Thermodynamics and the John Hopkins University.

     SALES, DISTRIBUTION, AND MARKETING. Hart sells its specialized instruments directly to customers through direct mailings, including a catalog, ads in technical publications, and participation in trade shows.

Hart is also exploring other distribution channels for its products, particularly for the European market. CSC utilizes an exclusive distributer in Japan for some of its calorimeter products.

     COMPETITION. Hart's temperature instrumentation products compete with similar products from companies such as Techne, Scientific Electronics, and other bath/thermometer manufacturers. In general, Hart's equipment has much higher performance specifications than most of the products in these categories and therefore tends to compete less directly with lower performance products. CSC primarily competes with MicroCal and Thermometrics in the calorimetry market.

LIFSCHULTZ FAST FREIGHT, INC.

     Lifschultz Fast Freight, Inc. was founded in 1899 in Chicago, Illinois to "cart" local freight by horse and wagon. Until it became a wholly-owned subsidiary of the Company in January 1991, LFF was owned by descendants of the original founder, David Lifschultz. LFF began inter-city freight transport in 1928 and, under the management of the Lifschultz family, survived the turbulent period from 1929 to 1960, becoming an important factor in several markets. Subsequently, however, LFF's business began to decline until, in March 1990, LFF sold off the last of its interstate trucking operations to a group of former employees who did business under the name "Lifschultz Fast Freight Corp.", but later went out of business.

     REAL ESTATE ASSETS. LFF has an operating lease, expiring October 1, 2002 on its former New York trucking terminal. The operating lease provides for a nominal rental during such time as LFF occupies the current premises. On October 18, 1991, LFF and the Company completed a transaction in which the Company issued stock and a stock option to the landlord, Penn Yards Associates, effectively giving it ownership on a fully diluted basis of 10 percent of the voting equity securities of the Company, together with demand registration rights, in exchange for an amendment to the lease covering the New York Terminal (the "Lease Amendment"). The Lease Amendment grants to LFF the right, under certain conditions, to sublet or assign its interest in the New York Terminal. During the Company's 1994 fiscal year, LFF entered into two subleases covering portions of the New York Terminal for eight years at a base rental of $450,000 per year (plus adjustments tied to the Consumer Price Index). These subleases produced an annual rent to LFF of $467,000 in fiscal 1996. Subsequent to the Lease Amendment, Penn Yard Associates transferred its interests to the present landlord, Hudson Waterfront Associates.

EMPLOYEES

     As of September 30, 1996, Hart employed 47 full-time and three part-time employees, all of whom are employed in Hart's office/manufacturing facility in American Fork, Utah. Also as of September 30, 1996, CSC employed 12 full-time employees in its office/manufacturing facility in Provo, Utah. LFF employs one full-time employee and one part-time employee in its New York City office.

OFFICE SPACE

     In August, 1996, Hart moved to a new 28,000 square foot building in American Fork, Utah, to house its office, research and manufacturing facilities. Hart is obligated under its lease for the new building for a 10-year term with a monthly rent starting at $13,000 per month with three percent annual increases imposed at the discretion of the landlord.

     CSC occupies a separate office/manufacturing space totalling 5,200 square feet, located in Provo, Utah, which it is leasing until the year 1999 at a monthly cost of approximately $3,100. The premises occupied by CSC are of new construction and are in very good condition.

     The Company and LFF are presently housed in offices totalling approximately 5,000 square feet in a warehouse building adjacent to the LFF New York terminal property. The right to occupy these offices is included as part of the lease of the New York terminal property, but LFF is required to share the cost of utilities and maintenance with a co-tenant in the building. The properties are in adequate condition for the Company's needs.

	    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
	 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 1996 VERSUS 1995

     Total revenues for the Company increased 21.5% in fiscal 1996 to $11,292,000 versus $9,293,000 in fiscal 1995. Hart revenues for fiscal 1996 were $10,744,000 versus $8,808,000 in fiscal 1995, a 22% increase for the current fiscal year. (The financial figures given in this discussion for Hart include the financial figures for its wholly owned subsidiary CSC, unless specifically stated otherwise.) Revenue growth at Hart continues to be healthy as new products are introduced. Hart has also seen particularly strong growth in export revenues. Exports made up 34% of total revenues in fiscal 1996 compared to 27% in fiscal 1995. Export revenues grew 64% in the 1996 fiscal year, about 3 times the rate of overall growth. Improved distribution and acceptance of Hart's products in export markets is cited for this growth. Future growth is expected to come from increased sales to existing customers with new products, expanded international marketing efforts, and new marketing efforts to reach new customers.

     LFF had $506,000 in revenues during the 1996 fiscal year compared to $485,000 in fiscal year 1995. These revenues were generated primarily from its New York subleases. This revenue will increase annually to 2002 with modest adjustments for inflation tied to the Consumer Price Index.

     Gross profit margins for Hart were 65% in fiscal 1996 compared to 61.4% in fiscal 1995. These margins vary primarily due to shifts in the products mix shipped and the sales channels used. Products sold through Hart's own direct sales force have higher margins than products sold through distributors and representatives of Hart (primarily exports). Products manufactured by Hart tend to have better profit margins than products redistributed by Hart.

     General and administrative (G&A) expenses at Hart were 28% of total revenues in fiscal 1996 versus 21% during fiscal 1995. This increase is attributed to adding personnel to catch up with the significant growth of Hart in the past several years and to increases in employee compensation during the period to maintain a competitive employee compensation structure. G&A expenses at LFF were $548,000 in fiscal 1996 versus $495,000 in fiscal 1995.

     Marketing expenses at Hart were 10.4% of revenues in fiscal 1996 versus 11.2% for fiscal 1995. The market environment for Hart's products is becoming increasingly competitive as other companies recognize market potential in Hart's market niches and as Hart expands into other market niches with competitors already in place. In the future, marketing costs as a percentage of revenue could reasonably be expected to increase in this market environment and management expects this will be the case.

     Research and development expenditures at Hart were $694,000 in fiscal 1996 versus $818,000 in fiscal 1995. Hart continues to develop new products, but reduced the pace of its research and development expenditures slightly in fiscal 1996 because limited resources were needed elsewhere to stabilize and improve Company support areas which were stretched by recent strong growth. R&D spending is likely to resume at a stronger pace in the future.

     Net earnings for the Company were $2,015,000 in fiscal 1996 versus $620,000 for fiscal 1995, a 225% increase. The Company's net earnings included an extraordinary gain of $1,296,000 from extinguishment of debt at LFF. Among other things LFF eliminated an accounts payable of $1,231,000 in exchange for a promissory note of $200,000, payable at $10,000 per month plus interest. This note had an outstanding balance of $120,000 as of July 31, 1996.

     Earnings before extraordinary gain for fiscal 1996 were $719,000 versus $477,000 for fiscal 1995, a 50% increase. Hart Scientific had net income of $988,000 for the current fiscal year versus a net income of $778,000 for fiscal 1995, a 27% increase.

     Future net earnings should be positively impacted by usage of the existing tax loss carryforwards which total approximately $9,859,000 as of July 31, 1996, and expire from 2003 through the year 2007. Because the Company has the continuing tax loss carryforward, taxes for fiscal 1996 were due primarily to the impact of the alternative minimum income tax.

     Lease revenues from the LFF New York subleases are used to pay for expenses of the LFF New York office and the continuing reduction of debt at the LFF subsidiary. As these LFF debts are extinguished, the cash flow from the subleases will be directed to other areas of the Company. Management expects that significant portions of these remaining LFF debts will be paid off in fiscal 1997.

     Notably, the LFF subleases are carried on the balance sheet as an asset equal in value to the cash expected to be generated by the subleases over their life. As the sublease revenues are received the sublease asset is amortized by a like amount. The net effect is that, while these revenues generate substantial cash flow for use by LFF for expenses ($467,000 in fiscal
1996), they have no impact upon the statement of earning of the Company. LFF expenses, such as salaries, are actually covered by the cash flow from the subleases, but these expenses reduce the overall operating profit of the Company because the revenues from the subleases is offset, on an accounting basis, by the amortization of the leasehold asset.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's current ratio as of July 31, 1996 was 2.06 to 1 versus 1.11 to 1 on July 31, 1995. The ratio of total debt to total assets at July 31, 1996 was .29 versus .47 on July 31, 1995. Significant reduction of debt at the LFF subsidiary and strong profitability strengthened the Company's overall balance sheet at July 31, 1996.

	As previously mentioned, revenues from the LFF New York subleases are used to pay for expenses at the New York office and continuing reduction of debt at the LFF subsidiary. The external debt of LFF at the end of fiscal 1996 was $444,000, and management anticipates a substantial portion of that debt will be paid in fiscal 1997. As the debts are extinguished, the cash flow from the subleases will be directed to other areas of the Company. Primarily, management currently plans to shift cash flow from the LFF subleases to cover the Company expenses, which are currently paid by Hart. Such shift will free up more internal cash for operations and growth at Hart.

     Hart maintains a secured operating line of credit with a maximum borrowing capacity of $650,000. As of July 31, 1996, $494,000 of the credit line was available for use. Use of this credit line varies with product shipments and other factors. Management believes that its line of credit will be sufficient for Company purposes in the near future.

     The Company made an effort in fiscal 1996 to simplify the equity portion of its balance sheet. At one time the Company had outstanding preferred stock in Series A, B, C, D and E. Management felt that the several classes of preferred stock were confusing to existing shareholders and potential investors. Series C and D preferred shareholders had exchanged their preferred stock in fiscal 1995 for Series E preferred stock. Subsequently, substantial amounts of the Series B and Series E convertible preferred stock were converted to common stock during the 1996 fiscal year. Subsequent to year end, in October 1996, all of the remaining Series B convertible preferred stock was converted into common stock. The Company will continue to encourage the three remaining preferred shareholders to convert their Series A and E convertible preferred stock, with the goal of having only common stock remaining.

     The continuing growth of Hart has been funded by internally generated cash flow with minimal use of its available credit line. Hart has also been paying the expenses of the Company. Internal cash flow has been adequate to handle Hart's growth and the Company expenses. Management believes that this will continue to be the case. However, as mentioned above, as LFF completes payment of its remaining debts, cash flow from the LFF New York subleases can be redirected to Company expenses and Hart's cash available for operations should increase.

     Management believes that substantial fundamental progress continues to be made in strengthening the finances of the Company. The balance sheets of the two operating companies, Hart and CSC, are strong, reflecting their growth in revenues and income. The balance sheet of LFF is substantially improved over prior years. Overall, in fiscal 1996, current assets increased by $1,300,000 to $5,381,000, including cash and cash equivalents exceeding $1,424,000.
Total current liabilities were reduced in the same year by over $1,000,000. The Company does not have any long term debt. While not currently shown as an asset on the balance sheet, the tax loss carryforward of $9,859,000 should have a substantial positive future impact as long as the Company continues to be profitable.


	       DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information concerning directors and executive officers of the Company:

						       Began Service as an
Name                   Age   Positions Held            Officer or Director

David K. Lifschultz    50    Chairman, Director, and       January 1991
  (employed as                 Chief Executive Officer
   President of LFF)

Dennis R. Hunter       45    President, Director, and      June 1988
  (employed as                 Chief Financial Officer
  President of CSC)

Sidney B. Lifschultz   84    Director                      January 1991
  (retired)

               MARKET FOR THE COMPANY'S COMMON STOCK AND
			RELATED STOCKHOLDER MATTERS

     Effective March 7, 1990, the Company's securities were listed on the NASDAQ System under the symbol HTII. Since changing the name of the Company to Lifschultz Industries in January 1991, the Company's stock now trades on
the NASDAQ System under the symbol LIFF.   The National Association of
Securities Dealers ("NASD") has informed the Company that it is considering a change in its policy toward listing companies whose stock trades on the NASDAQ System below $1. If this change is implemented, it will require the Company to reverse split its stock in order to raise its average trading price above $1 per share and remain available to trade on the NASDAQ System. NASD will probably make a final determination on this new rule by the end of calendar 1996.

     The prices below are for the high and low closing bids for the common stock of the Company through January 1996 and high and low closing sales prices during the remaining half of 1996. The change in the figures reported is due to a change in the reports provided by the NASDAQ System, and are drawn from NASDAQ reports rounded to the nearest cent. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not represent actual transactions.

			    Fiscal 1995                 Fiscal 1996

     Price Range           High      Low               High      Low

     1st Quarter           $.25      $.13              $.09     $.06
     2nd Quarter           $.13      $.09              $.13     $.06
     3rd Quarter           $.13      $.06              $.56     $.09
     4th Quarter           $.16      $.06              $.56     $.16

     As of October 24, 1996, there were approximately 397 record holders of common stock (which includes brokerage firms and their affiliates holding certificates in "street name" for a larger number of beneficial owners) and 3 holders of Company preferred stock.

     No cash dividends have been paid on any class of the Company's capital stock since inception and the Company does not presently intend to pay any dividends in the foreseeable future.

			      LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries is a party to (or has property which is the subject of) any material pending legal proceeding except for those set forth in the following paragraphs. There are no material legal proceedings known by the Company to be contemplated by governmental authorities.

     LFF is the plaintiff/appellant in a legal action before the Supreme Court of South Carolina styled Lifschultz Fast Freight, Inc. v. Haynsworth, Marion, McKay & Gueard, William P. Simpson, Jr., William M. Grant, Jr., Julius McKay and John B. McLeod, Case No. 93-CP-40-4260. The case is an appeal from summary judgment entered against LFF on its claims for professional malpractice, breach of fiduciary duty, breach of contract and promissory estoppel against the law firm of Haynsworth, Marion, McKay & Gueard, as well as certain individual attorneys of such firm. The facts of the case relate primarily to the withdrawal by the Haynsworth firm of its representation of LFF in an antitrust action in which LFF was the plaintiff. LFF maintains that the Haynsworth firm had agreed to represent LFF on a contingency fee basis, but later withdrew as LFF's legal counsel over the objection of LFF and to LFF's detriment. Fast Freight's original complaint was filed on November 5, 1993 and asked for $3,000,000 in damages. The ultimate outcome of the case on appeal is uncertain and cannot reasonably be predicted by the Company.

     In Genpro, Inc. v. Lifschultz Fast Freight, Inc., et al., Index No. unassigned (filed June 24, 1992), in the Supreme Court of the State of New York, County of New York, there has been no significant developments since the Company's 1993 Annual Report and none are anticipated in the foreseeable future, as neither litigant in the case is actively pursuing the lawsuit.


			 FINANCIAL STATEMENTS

     The consolidated financial statements of Lifschultz Industries, Inc. at July 31, 1996 and 1995 and for each of the two years ended July 31, 1996 and 1995 appearing at the end of this Annual Report to Shareholders have been examined by the Company's independent auditors, as and to the extent set forth in their reports appearing therein.

               LIFSCHULTZ INDUSTRIES, INC. AND SUBSIDIARIES

	       CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF
		 INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

			  JULY 31, 1996 AND 1995







	       Lifschultz Industries, Inc. and Subsidiaries

		Index to Consolidated Financial Statements



							    Page


Report of Independent Certified Public Accountants          24

Consolidated financial statements

  Balance Sheets                                            25-6

  Statements of Earnings                                    27

  Statements of Shareholders' Equity                        28-9

  Statements of Cash Flows                                  30-1

  Notes to Consolidated Financial Statements                33-47

                           REPORT OF INDEPENDENT
		       CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Lifschultz Industries, Inc.


We have audited the accompanying consolidated balance sheets of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 1996 and 1995, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.




Provo, Utah
September 23, 1996 except for
Note O as to which the date is
October 24, 1996

               Lifschultz Industries, Inc. and Subsidiaries

			 CONSOLIDATED BALANCE SHEETS

				 July 31,

				  ASSETS

						     1996         1995
						  ----------    ----------
CURRENT ASSETS
  Cash and cash equivalents                       $1,424,000    $1,139,000
  Marketable securities                              601,000             -
  Trade accounts receivable, net                   1,774,000     1,669,000
  Related party receivable                            34,000        37,000
  Income tax refund receivable                             -        43,000
  Inventories                                      1,488,000     1,085,000
  Other current assets                                60,000        44,000
						  ----------    ----------
	   Total current assets                    5,381,000     4,017,000



PROPERTY HELD FOR LEASE, NET                       2,973,000     3,319,000



PROPERTY AND EQUIPMENT, NET                          489,000       496,000
						  ----------    ----------


						  $8,843,000    $7,832,000
						  ==========    ==========




     The accompanying notes are an integral part of these statements.

              Lifschultz Industries, Inc. and Subsidiaries


			  CONSOLIDATED BALANCE SHEETS

				 July 31,

		      LIABILITIES AND SHAREHOLDERS' EQUITY

						      1996          1995
						  ------------   ------------
CURRENT LIABILITIES
  Notes payable to banks                          $   182,000    $   150,000
  Trade accounts payable                              311,000        312,000
  Income taxes payable                                122,000          2,000
  Accrued liabilities                               1,501,000        992,000
  Note payable to shareholder                          50,000         50,000
  Note payable to creditor                            120,000           -
  Accounts payable and accrued liabilities past due   321,000      2,088,000
  Current maturities of long-term obligations              -          32,000
						  ------------   ------------
	   Total current liabilities                2,607,000      3,626,000

LONG-TERM OBLIGATIONS, less current maturities           -            26,000

COMMITMENTS AND CONTINGENCIES                            -              -

SHAREHOLDERS' EQUITY
  Convertible preferred stock, par value $0.01;
    authorized 4,900,000 shares
      Series A; issued and outstanding 5,200
	shares                                           -              -
      Series B; issued and outstanding 776,641
	shares in 1996 and 1,004,215 shares in 1995     8,000         10,000
      Series E; issued and outstanding 120,878
	shares in 1996 and 563,379 shares in 1995       1,000          6,000
  Common stock, par value $0.001; authorized
    80,000,000 shares; issued 43,644,445 shares
    in 1996 and 35,996,249 shares in 1995              44,000         36,000
  Additional paid-in capital                       10,978,000     10,938,000
  Common stock subscriptions receivable from
    related parties                                   (15,000)       (15,000)
  Treasury stock, at cost (1,128,000 common shares)  (157,000)      (157,000)
  Accumulated deficit                              (4,623,000)    (6,638,000)
						   -----------   ------------
	   Total shareholders' equity               6,236,000      4,180,000
						   -----------   ------------

						  $ 8,843,000    $ 7,832,000
						  ============   ============


	The accompanying notes are an interal part of these statements.

              Lifschultz Industries, Inc. and Subsidiaries

		     CONSOLIDATED STATEMENTS OF EARNINGS

			   Year ended July 31,


						    1996           1995
					       -----------    -----------
Net revenues                                   $11,292,000    $ 9,293,000

Costs and expenses
  Cost of products sold                          4,880,000      4,314,000
  Selling, general, and administrative           4,831,000      3,583,000
  Research and development                         694,000        818,000
  Interest expense                                  42,000         35,000
					       -----------    -----------
						10,447,000      8,750,000

   Earnings before income taxes and extraordinary
       item                                        845,000        543,000

Income taxes                                       126,000         66,000
					       -----------    -----------
     Earnings before extraordinary item            719,000        477,000

Extraordinary item - gain on extinguishment of
  debt (less applicable income taxes of $65,000
  in 1996 and $1,000 in 1995)                    1,296,000        143,000
					       -----------    -----------
     Net earnings                              $ 2,015,000    $   620,000
					       ===========    ===========

Net earnings per common and common
  equivalent share:
     Earnings before extraordinary item        $       .01    $       .01
     Extraordinary item                                .02              -
					       -----------    -----------

     Net earnings                              $       .03    $       .01
					       ===========    ===========
  Weighted average number of shares
     outstanding                                59,114,000     57,240,000



	The accompanying notes are an integral part of these statements.

		       Lifschultz Industries, Inc. and Subsidiaries

		      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

			 For the years ended July 31, 1996 and 1995


					     Preferred Stock
			    ------------------------------------------------
		   Common   Series  Series     Series     Series    Series
		   Stock       A       B          C          D         E
                   -------  -------  -------- ---------- ---------- --------
Balance, August 1,
  1994             $33,000  $   -    $11,000  $ 976,000  $ 223,000  $ 5,000

Stock issued to
  satisfy certain
  obligations         -         -       -          -          -       1,000

Preferred stock
  series transfers   3,000      -     (1,000)  (976,000)  (223,000)    -

Net earnings          -         -       -          -          -        -
		   -------  -------  -------- ---------- ---------- --------
Balance, July 31,
  1995              36,000      -     10,000       -          -       6,000

Stock issued to
  satisfy certain
  obligations         -         -       -          -          -        -


Preferred stock
 series transfers    8,000      -     (2,000)      -          -      (5,000)

Net earnings          -         -       -          -          -        -
		   -------  -------  -------- ---------- ---------- --------
Balance, July 31,
  1996             $44,000   $  -    $ 8,000   $   -      $   -      $ 1,000
		   =======  =======  ========  ========== ========== ========

			 Lifschultz Industries, Inc. and Subsidiaries

		   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY--Continued

			   For the years ended July 31, 1996 and 1995


			 Additional  Common Stock
			   Paid-in   Subscriptions  Treasury   Accumulated
			   Capital     Receivable    Stock        Deficit         Total
                         -----------   ---------   ----------   ------------   ----------
Balance, August 1,
  1994                   $ 8,946,000   $(15,000)   $(157,000)   $(7,258,000)   $2,764,000

Stock issued to
  satisfy certain
  obligations                795,000       -            -              -          796,000

Preferred stock
  series transfers         1,197,000       -            -              -             -

Net earnings                    -          -            -           620,000       620,000
			 -----------   ---------   ----------   ------------   ----------

Balance, July 31,
  1995                    10,938,000    (15,000)    (157,000)    (6,638,000)    4,180,000

Stock issued to
  satisfy certain
  obligations                 40,000       -            -              -           40,000


Preferred stock
  series transfers              -          -            -              -            1,000

Net earnings                    -          -            -         2,015,000     2,015,000
			 -----------   ---------   ----------   ------------   ----------
Balance, July 31,
  1996                   $10,978,000   $(15,000)   $(157,000)   $(4,623,000)   $6,236,000
			 ===========   =========   ==========   ============   ==========

	 The accompanying notes are an integral part of these statements.

              Lifschultz Industries, Inc. and Subsidiaries

		    CONSOLIDATED STATEMENTS OF CASH FLOWS

			   Year ended July 31,


							1996        1995
						    -----------   ---------
Increase (decrease) in cash and cash equivalents
  Cash flows from operating activities
    Net earnings                                    $ 2,015,000   $ 620,000
  Adjustments to reconcile net earnings to net
    cash provided by operating activities
      Depreciation and amortization                     220,000     511,000
      Amortization of leasehold interest                346,000      55,000
      Write off of freight accounts receivable               -       12,000
      Extraordinary gain                             (1,361,000)   (144,000)
      (Gain) loss on sale of property and equipment     (16,000)      1,000
      Changes in assets and liabilities
	Trade accounts receivable                      (105,000)   (731,000)
	Related party receivable                          3,000          -
	Income tax refund receivable                     43,000     (43,000)
	Inventories                                    (403,000)   (187,000)
	Other current assets                            (16,000)    (55,000)
	Trade accounts payable                           (1,000)     26,000
	Accrued liabilities                             509,000     396,000
	Accounts payable and accrued liabilities
	   past due                                    (165,000)         -
	Income taxes payable                            120,000       2,000
						     -----------   ---------
	   Total adjustments                           (826,000)   (157,000)
						     -----------   ---------
	   Net cash provided by
	     operating activities                     1,189,000     463,000
						     -----------   ---------
  Cash flows from investing activities
    Purchase of property and equipment                 (235,000)   (235,000)
    Proceeds from sale of property and equipment         38,000      45,000
    Purchase of marketable securities                  (601,000)         -
						     -----------   ---------
	   Net cash used in investing activities       (798,000)   (190,000)
						     -----------   ---------

                Lifschultz Industries, Inc. and Subsidiaries

			   Year ended July 31,



							   1996         1995

							 ---------   ---------

  Cash flows from financing activities
    Proceeds from notes payable                           450,000           -
    Principal payments on note payable to shareholder           -     (65,000)
    Principal payments on notes payable and long-
      term obligations                                   (556,000)          -
							 ---------    --------
	   Net cash used in
	     financing activities                        (106,000)    (65,000)
							 ---------    --------

	   Net increase in cash and cash
	     equivalents                                  285,000     208,000

Cash and cash equivalents at beginning of year          1,139,000     931,000
						       ----------  ----------

Cash and cash equivalents at end of year               $1,424,000  $1,139,000
						       ==========  ==========


Supplemental disclosures of cash flow information
-------------------------------------------------

  Cash paid during the year for
    Interest                                           $   37,000  $   38,000
    Income taxes                                           77,000      40,000


Noncash investing and financing activities
------------------------------------------

  As described in Notes F and M, during 1996 the Company was relieved of $1,231,000 in accounts payable and accrued liabilities past due in exchange for signing a $200,000 note payable.

  As described in Note I, during 1996 and 1995, holders of the various series of the Company's preferred stock converted part of those respective shares for common stock approximating 7,648,000 and 2,600,000 shares respectively. During 1995, shares of various series of preferred stock were exchanged for 5,700 shares of Series E preferred stock.

  During 1996 as described in Note M, the Company was relieved of $330,000 in accounts payable and accrued liabilities past due.

  During 1996, the Company issued 3,715 shares of Series E preferred stock in exchange for relief of $40,000 of accounts payable and accrued liabilities past due.

  During 1995, the Company issued 73,000 shares of Series E preferred stock in exchange for relief of $796,000 of debt and accrued interest.


  The accompanying notes are an integral part of these statements.

                 Lifschultz Industries, Inc. and Subsidiaries

		  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

			  July 31, 1996 and 1995

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

   1. Organization
      ------------

   Lifschultz Industries, Inc. and subsidiaries (the Company), was incorporated under the laws of the State of Delaware. The consolidated financial statements include the accounts of Lifschultz Industries, Inc. a non-operating holding company, and its wholly owned subsidiaries, Hart Scientific, Inc. (Hart), Lifschultz Fast Freight, Inc. (Fast Freight), and Calorimetry Sciences Corporation (Calorimetry), which is a wholly owned subsidiary of Hart. All significant intercompany transactions and balances have been eliminated. No segment information is provided because the Company currently only has one line of business from which it derives revenues.

   Hart is engaged in the design, manufacturing, and marketing of high precision calibration instruments and sensors for use in laboratories and industry. Hart is also engaged in related research and development projects. During 1994, Hart separated a division into a wholly owned subsidiary, Calorimetry, which is engaged in the design, manufacturing, and marketing of scientific instruments.

   Fast Freight is currently a non-operating freight-hauling company.

   2. Cash and cash equivalents
      -------------------------

   For purposes of the financial statements, the Company considers all short-term debt securities with an original maturity of three months or less when purchased to be cash equivalents.

   3. Marketable securities
      ---------------------

   Investments are comprised of government securities, are classified as available-for-sale and mature in one year or less. Available-for-sale securities are measured at fair value with net unrealized gains and losses reported in equity. There were no net unrealized holding gains or losses during 1996 and 1995.

   4. Inventories
      -----------

      Inventories are valued at the lower of cost or market, with cost being determined using the first-in, first-out method.

   5. Property and equipment
      ----------------------

   Property and equipment is stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets of 3 to 10 years.



   6. Property held for lease
      -----------------------

   Property held for lease represents a non-operating trucking terminal under a lease and is carried at the undiscounted cash flows which result from the underlying sublease. The property held for lease is being amortized through the year 2002, which is the life of the sublease.

   7. Research and development
      ------------------------

   Research and development costs have been charged to expense as incurred.

   8. Net earnings per common and common equivalent share
      ----------------------------------------------------

   Net earnings per common and common equivalent share are based on the weighted average number of shares outstanding during each year, the assumed exercise of dilutive employees' stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock, and common shares assumed to be issued on conversion of preferred shares. The calculation of earnings per common share, assuming full dilution, is the same as primary earnings per common share and, therefore not presented separately.

   9. Income taxes
      ------------

   The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized.

   10.  Use of estimates
	----------------

   In preparing the Company's financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

   11. Fair value of financial instruments
       -----------------------------------

   The carrying value of the Company's cash and cash equivalents, marketable securities, trade receivables, notes payable and trade payables approximate their fair values.


   12. Recently issued accounting statements not yet adopted
       -----------------------------------------------------

   In March of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121) - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

   In October of 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation". SFAS No. 123 recommends changes to the recognition of expense in connection with the grant of stock options. The standard encourages, but does not require, companies to recognize compensation expense (equal to the fair value of the options at the grant dates) ratably over the vesting periods. Additionally, if the fair market value method is not adopted, the standard sets forth new minimum disclosures to reflect the proforma adjusted net income calculated by applying the fair value requirement. The Company intends to continue complying with Accounting Principles Board Opinion No. 25 "Compensation to Employees: Stock Purchase and Option Plans" and to adopt the additional disclosure requirements set forth in SFAS No. 123.

   SFAS No. 121 and SFAS No. 123 are effective for the fiscal year beginning August 1, 1996. The Company does not believe that the adoption of SFAS No. 121 or SFAS No. 123 will have a material effect on the Company's consolidated financial statements.

   13. Reclassifications - not material
       --------------------------------

       Certain reclassifications have been made to the 1995 financial statements to conform with the 1996 presentation.


NOTE B - CREDIT CONCENTRATION, MAJOR CUSTOMER, AND EXPORT SALES

   1.  Credit concentration
       ---------------------

   The Company maintains cash balances at several financial institutions located in the United States. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $1,009,000 at July 31, 1996.

      Financial instruments which potentially subject the Company to credit risk concentration consist primarily of trade accounts receivable. The
Company sells to customers utilizing scientific and industrial instrumentation and instrument calibration equipment located throughout the United States.
The Company sells substantially to recurring customers wherein the customer's ability to pay has previously been evaluated. The Company generally does not require collateral. The majority of its trade receivables are unsecured. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. At July 31, 1996 and 1995, this allowance was $13,000.

   2.   Major customer
	--------------

   At July 31, 1996, the Company had accounts receivable due from its largest customer approximating $185,000. Remaining accounts receivable at July 31, 1996, were due from a variety of other customers under normal credit terms.

   Revenue in fiscal 1995 from the largest customer represented approximately 11% of total net revenues (none exceeded 10% in 1996).

   3.   Export sales
	------------

       Export sales consist of the following:

						     1996        1995
						  ----------  ----------

      Europe                                      $1,319,000  $1,104,000
      Far East                                     1,993,000     900,000
      Middle East                                    147,000      64,000
      North America                                  224,000     165,000
      South America                                  203,000     132,000
						  ----------  ----------

						  $3,886,000  $2,365,000
						  ==========  ==========


NOTE C - INVENTORIES

      Inventories consist of the following:

						      1996         1995
						 -----------    ----------

      Raw materials                               $  642,000    $  487,000
      Work-in-process                                789,000       551,000
      Finished goods                                      -          6,000
      Demonstration units                             57,000        41,000
						  ----------    ----------

						  $1,488,000    $1,085,000
						  ==========    ==========

NOTE D - PROPERTY AND EQUIPMENT

      Property and equipment and estimated useful lives consist of the following:

					Years           1996        1995
					-----        ----------  ----------


      Furniture and fixtures              3-5        $  571,000  $  510,000
      Machinery and equipment             5-10          346,000     584,000
      Leasehold improvements                9           130,000      20,000
						     ----------  ----------
						      1,047,000   1,114,000
      Less accumulated depreciation
	and amortization                                558,000     618,000
						     ----------  ----------

						     $  489,000  $  496,000
						     ==========  ==========


NOTE E - PROPERTY HELD FOR LEASE

  Property held for lease consists of the following:

						       1996         1995
						    ----------   ----------

  Leasehold interest                                $7,500,000   $7,500,000

  Less
    Accumulated amortization                         2,901,000    2,555,000
    Valuation allowance to adjust to undiscounted
      cash flows                                     1,626,000    1,626,000
						    ----------   ----------
						     4,527,000    4,181,000
						    ----------   ----------
						    $2,973,000   $3,319,000
						    ==========   ==========


   The Company leases a warehouse for nominal rent through September 2002. This leasehold interest is carried on the Company's balance sheet at the undiscounted cash flows expected from the property through subleases over the life of the related lease. The leasehold interest and related improvements are being amortized over the life of the related lease, which expires in September 2002. Noncancelable subleases related to this property, presently in place, provide for the Company to receive monthly payments totaling $474,000 per year, subject to annual Consumer Price Index increases, through September 2002.

NOTE F - CREDIT ARRANGEMENTS

   1. Notes payable to banks
      ----------------------

   The notes payable to banks consist of a line of credit issued to Hart with interest at 1.5% over prime (9.75% at July 31, 1996). The line, which is scheduled for renewal in December 1996, is collateralized by Hart stock, trade accounts receivable, inventories, and equipment. Available borrowings under this line of credit are limited to 85% of eligible trade accounts receivable and 30% of eligible inventories, not to exceed $650,000. As of July 31, 1996, $494,000 was available under the line.

   Also included in notes payable to banks at July 31, 1996 is a $26,000 amount due during 1997. The average interest rate on this note is 9.95% in 1996. The note is collateralized by trade accounts receivable and property.

   2. Note payable to creditor
      ------------------------

      During 1996, the Company entered into an agreement with a creditor whereby the Company's past due account payable, which approximated $1,231,000, was relieved in exchange for a note payable of $200,000 (Note M). The note requires monthly payments of $10,000 plus interest at prime plus 2% (10.25% at July 31, 1996). The note is secured by the Company's leasehold (Note E) and monthly payments are limited to the first $10,000 of rental income received. The balance of the note was $120,000 at July 31, 1996.

   3. Note payable to shareholder
      ---------------------------

      Note payable to shareholder represents an unsecured demand note with interest at approximately 7.5%.


NOTE G - OPERATING LEASES

	 The Company leases laboratory and office space under operating leases expiring in various years through 2005.

        Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year are as follows:

	 Year ending
	    July 31,
	     1997                                    $  193,000
	     1998                                       193,000
	     1999                                       193,000
	     2000                                       161,000
	     2001                                       166,000
	  Thereafter                                    905,000
						     ----------
						     $1,811,000
						     ==========

	 Rent expense totaled $76,000 and $64,000 for the year ended July 31, 1996 and 1995, respectively.


NOTE H - INCOME TAXES

	 Components of income taxes (benefit) included in the consolidated statements of earnings are as follows:

						  1996            1995
					       -----------      ----------
      Current
	Federal                                $1,071,000       $ 308,000
	  State                                   132,000          49,000
	    Less benefit of net operating loss
	      carryforward                     (1,012,000)       (290,000)
					       -----------       ---------

						  191,000          67,000

      Allocated to extraordinary item
	Federal                                   (27,000)         (1,000)
	State                                     (38,000)             -
					       -----------       ---------

					       $  126,000        $ 66,000
					       ===========       =========

     The provision for income taxes differs from the statutory Federal income tax rate due to the following:

							 1996       1995
						      ---------   ---------
      Income taxes computed at
	federal statutory rate                        $ 750,000   $ 211,000
      State taxes, net of federal benefit               198,000      49,000

      Net operating loss carryforward utilized         (892,000)   (211,000)

      Deferred tax assets not recorded                  135,000      18,000
						      ---------    --------

	Total income taxes                              191,000      67,000

	Income taxes allocated to extraordinary
	  item                                          (65,000)     (1,000)
						      ---------   ----------
						      $ 126,000   $   66,000
						      =========   ==========


      The tax effects of temporary differences which give rise to deferred tax assets and liabilities are as follows:

							 1996        1995
						      ---------    --------
      Current deferred tax assets
	Deferred compensation                         $ 152,000    $ 18,000
	Allowance for doubtful accounts                   5,000       5,000
	Accrued expenses                                 95,000      37,000
	Other                                            15,000      (8,000)
	Less valuation allowance                       (267,000)    (52,000)
						      ----------   ---------
	  Net current tax assets                      $    -       $     -
						      ==========   =========

      Long-term deferred tax assets
	Net operating loss carryforwards             $3,677,000  $4,842,000
	Excess book depreciation and amortization         7,000     632,000
	Alternative minimum tax credit carryforward     125,000      65,000
	Less valuation allowance                     (3,809,000) (5,539,000)
						     ----------- -----------
	  Net long term deferred tax assets          $     -     $       -
						     =========== ===========

     There were no deferred tax assets or income tax benefits recorded in the financial statements for net deductible temporary differences, alternative minimum tax credit carryforwards, or net operating loss carryforwards due to the fact that the likelihood of realization of the related tax benefits cannot be established. The net change in the valuation allowance in the amount of $1,515,000 from 1995 to 1996 is primarily due to the increase in deferred tax assets and the utilization of applicable net operating loss carryforwards.

   At July 31, 1996, the Company has net operating loss carryforwards for tax reporting purposes of approximately $9,859,000 which expire from 2003 through the year 2007.


NOTE I - CAPITAL STOCK

   1.  Convertible preferred stock
       ---------------------------

   The Series A preferred stock is convertible at the option of the holder into 10 shares of common stock, has voting rights equal to one vote for each share of common stock as if converted, participates in all dividends declared by the Board of Directors, as if converted, and has a liquidation preference over all other series of preferred and common stock of $0.01 per share of Series A preferred stock. During 1995, 5,200 shares of Series A preferred stock were converted into 52,000 shares of common stock.

   The Series B preferred stock is convertible at the option of the holder into 14 shares of common stock. The Series B preferred stock has voting rights equal to one vote for each share of common stock, as if converted, as to the election of the Company's directors. For all other matters the Series B preferred stock votes as a class. The Series B preferred stock participates in all dividends declared by the Board of Directors, as if converted. The Series B preferred stock has liquidation preferences over the Company's Series E preferred stock and common stock of $0.01 per share of Series B preferred stock. During 1996 and 1995, 227,574 and 103,449 shares, respectively, of Series B preferred stock were converted to 3,186,036 and 1,448,286 shares, respectively, of common stock.

   The Series E preferred stock is convertible at the option of the holder into 10 shares of common stock. The Series E preferred stock has voting rights equal to one vote for each share of common stock, as if converted, and participates in all dividends declared by the Board of Directors, as if converted. The Series E preferred stock has liquidation rights after the Series A, B, C, and D preferred stock but over common stock. The liquidation preference is $10.87 per share of Series E preferred stock. During 1996, certain creditors of the Company exchanged $40,000 of accounts payable and accrued liabilities past due for 3,715 shares of Series E preferred stock. During 1995, certain creditors of the Company exchanged $796,000 of their debt holdings and accrued interest for 73,000 shares of Series E preferred stock. Also during 1996 and 1995, 446,216 and 4,876 shares, respectively, of Series E preferred stock were converted to 4,462,160 and 48,760 shares of common stock, respectively.

   2. Cumulative nonvoting preferred shares
      -------------------------------------

   All cumulative, nonvoting preferred stock has a par value of $100 and 100,000 shares are authorized for issuance.

   The Series C preferred stock, which cumulates dividends at 10 percent annually of the par value of Series C preferred stock, has no voting rights and has liquidation rights over Series B, D, and E preferred stock and common stock. The liquidation preference is $100 per share of Series C preferred stock. There was no Series C preferred stock issued and outstanding at July 31, 1996 and 1995.

   The Series D preferred stock, which cumulates dividends at 8 percent annually of the par value of Series D preferred stock, has no voting rights and has liquidation rights over the Company's Series B and E preferred stock and common stock. The liquidation preference is $100 per share of Series D preferred stock. During 1995, holders of Series D preferred stock exchanged their shares for 5,700 shares of Series E preferred stock. There was no Series D preferred stock issued and outstanding at July 31, 1996 and 1995.

   Also during 1995, holders of 9,760 shares of Series C preferred stock and 1,665 shares of Series D preferred stock exchanged their shares for 1,050,841 shares of common stock.

NOTE J - STOCK OPTIONS, WARRANTS, AND STOCK PUT OPTION

   1. Stock options
      -------------

   The Company's board of directors has the authority to grant options for the purchase of common stock. Stock options granted, exercised, forfeited, and outstanding are as follows:

							 1996         1995
						      ---------     ---------
   Stock options outstanding at beginning of year     5,862,000     5,112,000
     Granted                                             50,000       750,000
     Exercised                                               -             -
     Forfeited                                               -             -
						      ---------     ---------

   Outstanding at end of year                         5,912,000     5,862,000
						      =========     =========

   Exercisable at end of year                         5,429,000     5,379,000
						      =========     =========


   Per share option price range                       $0.001 to     $0.001 to
						      $    0.28     $    0.28
						      =========     =========


   In July of 1996 and May of 1995, the Company granted 50,000 and 750,000 options, respectively. The exercise price of these options is $.25 and $0.0625 per share, respectively, which price represented the quoted fair market value of the Company's common stock at the grant date.

   Options to purchase 125,000 shares at $0.0313 per share become exercisable upon the occurrence of certain events specified by the board of directors.

   Options issued in connection with the Company's leasehold interest (Note E) vest ratably at a rate of one option for every nine common shares issued as a result of 1) the exercise of employee stock options outstanding at the date of the agreement, 2) the exercise of warrants for common stock outstanding at the date of the agreement, and 3) the conversion of Series A preferred stock. These options are exercisable at the then existing par value of the common stock. At July 31, 1996, such options to purchase 14,666 shares were exercisable.

   2. Warrants
      --------

   At July 31, 1996 and 1995, the Company had issued 2,610,000 units consisting of one share of the Company's $0.001 par value common stock and one Class C warrant to purchase one share of common stock at an exercise price of $0.49 per share. Class C warrants carry no redemption rights and expire December 31, 1996. As of July 31, 1996, no Class C warrants have been exercised.

   3. Put option
      ----------

   Pursuant to an employee agreement (Note L), an officer of the Company has a put option which may be exercised during a six year period following termination from Calorimetry or expiration of the agreement. Under the option, the officer may require Calorimetry to repurchase up to 1,158,214 shares of Company stock and stock options owned by the officer at prices from $0.1187 per share to $0.15 per share at a maximum rate of 200,000 shares or options per year.

   Approximately 20,656,000 shares of authorized, but unissued, common stock are subject to issuance based upon the conversion or exercise of the Company's convertible preferred stock, stock options, and Class C warrants outstanding at July 31, 1996.


NOTE K - COMMON STOCK SUBSCRIPTIONS RECEIVABLE

   The common stock subscriptions receivable from related parties consist of notes receivable from three officers and directors to be repaid with interest at 11.5%. These receivables were originally due in June 1993; however, subsequent to July 31, 1993, the Company extended the due date of these receivables to July 31, 1998.


NOTE L - COMMITMENTS AND CONTINGENCIES

   The Company has employment and severance agreements with certain officers and managers of the Company. Salaries covered by these agreements range from $82,000 to $157,000 annually. Contracts, with three individuals, provide for annual salaries of $90,000, $100,000 and $133,000 (plus a 5% annual increase) and are for terms of two to five years providing for severance of up to two year's salary should the employee be terminated without cause. The other two contracts with annual salaries of $82,000 and $157,000 (plus a 5% annual increase) have longer terms of seven to eight years and larger severance, which could be as much as 50% of the remaining base salary (or one year's salary whichever is greater) if the individual is terminated without cause. All the executive managers covered by contracts have been with the Company for six or more years and some have been employed more than ten years. One individual has a put option under the agreement (Note J). Additionally, provisions exist in the contracts to provide for immediate payment of remaining compensation plus additional amounts totaling $725,000 if a successor of the Company fails to honor the respective contracts. No provision for any severance payments under these employment contracts has been made as of July 31, 1996.

   Fast Freight has sold substantially all of its interstate trucking operations, including fixed assets and intangible assets relating to these operations. The terms of the sale included an assumption by the buyer of certain liabilities relating to the trucking operation, including all obligations arising out of, or in connection with, the transferred assets and any liabilities for accrued vacation time earned by employees prior to the date of sale. Subsequent to the disposal of its operations, Fast Freight has incurred and recorded certain costs related to the "winding down" of its disposed trucking operations. While the possibility exists that additional costs related to these disposed operations will be claimed in the future, the amount or likelihood of any such contingency arising is not currently determinable.

   The Company is engaged in various lawsuits as plaintiff or defendant arising in the normal course of business. In the opinion of management, the ultimate outcome of these lawsuits will not have a material impact on the Company's financial position.


NOTE M - EXTRAORDINARY ITEM

   During 1996, Fast Freight entered into an agreement with creditors, whereby it was relieved of its obligation to pay approximately $1,231,000 of accounts payable and accrued liabilities past due in exchange for a $200,000 note payable (Note F). In addition, Fast Freight was also relieved of $330,000 in accounts payable and accrued liabilities past due as a result of the statute of limitations expiring on the respective outstanding balances. These transactions resulted in a $1,296,000 gain, after income taxes of $65,000, which is recorded in the accompanying financial statements as an extraordinary item.

   During 1995, Fast Freight entered into an agreement with a lender, whereby Fast Freight was relieved of its obligation to pay $161,000 of debt, and accrued interest for 25% of the amount due. This transaction resulted in a $143,000 gain after income taxes of $1,000, which is recorded in the accompanying financial statements as an extraordinary item.

NOTE N - EMPLOYEE BENEFIT PLAN

   The Company established an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers employees who are at least 21 years of age and work at least 1,000 hours per year. The Company matches at its discretion up to 50% of employee contributions up to 6% of the employee's salary. The Company's matching contributions vest at a rate of 20% per year. The Company contributed approximately $81,000 to the plan during the fiscal year ended July 31, 1996 and $22,000 during the fiscal year ended July 31, 1995.


NOTE O - SUBSEQUENT EVENT

    In October of 1996, 776,641 shares of Series B preferred stock were converted to 10,828,580 shares of common stock. Also during August and October of 1996, 99,647 shares of Series E preferred stock were converted to 996,470 shares of common stock. In addition, 100,000 shares of common stock was issued upon the exercise of certain options.