Form 10KSB, Exhibit 13
period 1997-07-31
LIFSCHULTZ INDUSTRIES INC
filed 1997-10-29
CIK 822046

EXHIBIT 13.01

                1997 ANNUAL REPORT TO SHAREHOLDERS



                        LIFSCHULTZ INDUSTRIES, INC.

                               ANNUAL REPORT

                                   1997

                        LIFSCHULTZ INDUSTRIES, INC.
                           641 West 59th Street
                            New York, NY 10019

LIFSCHULTZ INDUSTRIES, INC.
641 West 59th Street
New York, NY 10019

October 27, 1997

Dear Shareholders:

     Lifschultz Industries, Inc. and its subsidiaries (the "Company") continue to face significant challenges in growing the Company. Although consolidated revenues for fiscal 1997 grew 8.2%, earnings before income taxes and extraordinary items declined 72%. This decline is attributable to a number of factors adversely affecting the Company's sales of high margin products. Specifically, certain competitors implemented pricing discount programs, causing the Company to respond with similar discounts on certain products. Sales into certain export markets also declined, particularly in situations where currency fluctuations adversely affected the Company's competitive position. Moreover, temporary technical manufacturing difficulties slowed shipments for certain products during fiscal 1997.

     The Company is vigorously responding to these challenges. It successfully resolved its manufacturing difficulties and has reduced its backlog for the delayed products. It also is attempting to strengthen its marketing capabilities in certain export markets. The Company has and will continue to spend substantial sums on research and development ($866,000 in fiscal 1997) to remain competitive in the marketplace by developing new products and product enhancements.

     The Company has also been informed by the Nasdaq Stock Market
("Nasdaq") that it has implemented several new policies affecting the Company's listing on the Nasdaq SmallCap Market. To maintain its listing, the Company will be required to maintain a minimum bid price for its common stock above one dollar per share, appoint two independent directors, establish an audit committee of the board of directors, and implement other corporate governance changes. While the Company has already followed many of these new requirements for many years (annual meetings, annual reports, and proxy solicitations, for example), the Company will have to incur additionally expense to meet all of these requirements. Additionally, the Company will need to undertake a stock combination (reverse stock split) to increase its minimum bid price above one dollar per share. Company management presently intends to comply with all of these requirements by February 1998 in order to maintain its Nasdaq SmallCap Listing.

     Despite these changes and challenges, the Company's current status and outlook remain strong. Sales have rebounded in the first quarter of fiscal 1998 from the last quarter of fiscal 1997, particularly in the sales of high-margin products. The Company's current ratio continues to improve, moving to 2.87 as of July 31, 1997 versus 2.06 on July 31, 1996. The Company increased current assets by $232,000 to a total of $5,613,000, while reducing current liabilities by over $651,000. A tax loss carryforward of $9,143,000 should continue to have a positive future impact if the Company continues to be profitable. The Company's non-operating subsidiary, Lifschultz Fast Freight, Inc., continued to improve its situation by reducing its level of external (non-intercompany) debt from $444,000 to $87,000. Net worth of the Company improved from $6,236,000 at the end of fiscal 1996 to $7,540,000 at the end of fiscal 1997. Net worth per share (based on outstanding shares of common stock and preferred stock as if converted to common stock) improved from $0.11 per share at the end of fiscal 1996 to $0.13 per share at the end of fiscal 1997.

     Overall, the Company continues to move forward in growing its revenues. The Company is seeking to meet its challenges by increasing its efforts with marketing and new product development. Management remains optimistic about the ability of the Company to improve its overall performance in 1998.

                         Sincerely,

                         LIFSCHULTZ INDUSTRIES, INC.


                         David K. Lifschultz
                         Chairman and Chief Executive Officer

                      LIFSCHULTZ INDUSTRIES, INC.

                        DESCRIPTION OF BUSINESS


OVERVIEW

     Lifschultz Industries, Inc. (the "Company") is a public company engaged, through its wholly owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing, and marketing of scientific and industrial instrumentation and instrument calibration equipment. The Company is also involved in managing the activities of a nonoperating, wholly owned subsidiary, Lifschultz Fast Freight, Inc. ("LFF"), which has as its principal remaining asset a lease on certain real property in New York City. Hart was acquired by the Company on June 3, 1988, while LFF was acquired by the Company on January 22, 1991. The Company's management anticipates that the Company's future sales growth will come from growth in sales of present Hart and CSC product lines and new products which they will introduce in the future. The Company's management anticipates that the proceeds from the subleasing of LFF's New York City real estate asset will be used to reduce LFF obligations and finance the growth of the Hart and CSC subsidiaries.

HISTORY

     The Company was originally organized under another name pursuant to the laws of Delaware on July 27, 1987 for the primary purpose of entering into a business combination with a then-unknown entity. In February 1988, the Company closed a public offering.

     In June 1988, the Company acquired Hart, a Utah corporation formed on August 6, 1984, as a wholly owned subsidiary, and changed its own name to Hart Technologies, Inc. At that time, the management of Hart assumed control of the Company.

     In January 1991, the Company acquired Lifschultz Fast Freight, Inc., a Delaware corporation, which was originally founded as a Chicago freight-hauling business in 1899. The Lifschultz family members who owned LFF obtained approximately 70 percent of the voting stock of the Company as part of the reorganization, in which LFF became a wholly owned subsidiary of the Company. At that time, Lifschultz family members David K. Lifschultz and Sydney B. Lifschultz assumed two of the three seats on the Company's Board of Directors and the Board of Directors appointed David K. Lifschultz as
Chairman and Chief Executive Officer of the Company.

     During the Company's 1994 fiscal year, the management of Hart elected to separate Hart's calorimetry division from its instrumentation business by incorporating CSC, a Utah corporation, which is now a wholly owned subsidiary of Hart. Dennis R. Hunter, formerly Chairman of Hart, now serves as President and Chief Executive Officer of CSC, and Edwin A. Lewis, formerly a Vice President of Hart, now serves as Vice President, Chief Scientist, and Secretary of CSC. Except as otherwise noted, the discussion of Hart in the following paragraphs includes the business of CSC.

DEVELOPMENTS IN FISCAL 1997

     Total revenues for the Company rose from $11,292,000 in fiscal 1996 to $12,214,000 in fiscal 1997, an increase of 8.2%. The Company's consolidated net earnings of $2,015,000 in fiscal 1996 declined to $1,292,000 in fiscal 1997. Net earnings in both years contained extraordinary gains due to extinguishment of debt at the Company's Fast Freight subsidiary, and net earnings in fiscal 1997 contained a substantial tax benefit item. Earnings before income tax and extraordinary items decreased from $845,000 in fiscal year 1996 to $235,000 in fiscal year 1997, a 72% decrease. The Company's Hart subsidiary has continued to expand sales of its existing product lines and grew 9% during fiscal 1997. Hart's pretax net earnings decreased by 45%, however, from $988,000 in fiscal 1996 to $546,000 for fiscal 1997. Company management attributes the decline in earnings primarily to three factors adversely affecting sales and shipments of certain of Hart's high-margin products: discounting of similar products by competitors; reduction of shipments to certain export markets (particularly where currency fluctuations were adverse); and temporary technical manufacturing difficulties. The Company's LFF subsidiary continued to improve its overall financial position by substantially reducing its external debt burden from $444,000 at the end of fiscal year 1996 to $87,000 at the end of fiscal year 1997.

SUBSEQUENT DEVELOPMENTS

     The Nasdaq Stock Market announced in August 1997 that it was implementing additional qualitative and quantitative requirements applicable to companies listing on the Nasdaq SmallCap Market. The Company, which has listed on the Nasdaq SmallCap Market since the early 1990s, will have to comply with the new requirements in order to maintain that listing. While the Company has for years followed many of the procedures specified in the new requirements (annual meetings, proxy solicitations, and annual reports, for example), three requirements in particular will require action by the Company prior to the Nasdaq deadline in February 1998.

     First, the Company must maintain a minimum bid price of one dollar. As the Company's stock has been trading below one dollar over the last few years (typically ranging from $.09 to $.25), the Company will need to undertake a stock combination in order to raise the trading price significantly above one dollar. Second, the Company must recruit and appoint a minimum of two independent directors. Third, the Company must establish an "audit" committee of at least two independent directors to assist the Company in its independent audits. Although complying with such new requirements will entail initial and ongoing expense for the Company, the Company presently intends to comply with the requirements in order to continue its listing on the Nasdaq SmallCap

Market and realize the benefits associated with having independent directors.

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

     CUSTOMER SERVICE AND SUPPORT. Most of Hart's products carry a standard one-year warranty and factory service guarantee. Customer service is structured around an "800 number" toll-free line and in-factory service, with on-site repair when necessary.

     PRODUCT DEVELOPMENT. Research and product development expenditures as a percentage of revenues have historically been relatively high at Hart. During the fiscal year ended July 31, 1997, Hart spent approximately $866,000 on Company-sponsored research and development activities, compared to $694,000 in fiscal 1996. Such expenditures are necessary for Hart to develop competitive new products and enhancements for its current product line.

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

     CUSTOMERS. Hart's customers include research departments of universities, governmental agencies, and industrial corporations. No customer accounted for more than 10 percent of total revenues during fiscal 1997, and the loss of any single customer would not likely cause a material adverse effect on Hart and the Company.

     PATENTS, COPYRIGHTS, AND TRADEMARKS. Hart does not currently have any patents, copyrights, or trademarks for its products. CSC licenses some patented product designs from Applied Thermodynamics and the John Hopkins University.

     SALES, DISTRIBUTION, AND MARKETING. Hart sells its specialized instruments directly to customers through direct mailings, including a catalog, advertisements in technical publications, and participation in trade shows. Hart is also exploring other distribution channels for its products, particularly for the European market. CSC utilizes an exclusive distributer in Japan for some of its calorimeter products.

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

LIFSCHULTZ FAST FREIGHT, INC.

     Lifschultz Fast Freight, Inc. was founded in 1899 in Chicago, Illinois to "cart" local freight by horse and wagon. Until it became a wholly owned subsidiary of the Company in January 1991, LFF was owned by descendants of the original founder, David Lifschultz. LFF began inter-city freight transport in 1928 and, under the management of the Lifschultz family, survived the turbulent period from 1929 to 1960, becoming an important factor in several markets. Subsequently, however, LFF's business began to decline until, in March 1990, LFF sold off the last of its interstate trucking operations to a group of former employees who did business under the name "Lifschultz Fast Freight Corp.", but later went out of business.

     LFF has an operating lease, expiring at the end of September, 2002 on its former New York trucking terminal. The operating lease provides for a nominal rental during such time as LFF occupies the current premises. On October 18, 1991, LFF and the Company completed a transaction in which the Company issued stock and a stock option to the landlord, Penn Yards Associates, effectively giving it at that time ownership on a fully diluted basis of 10 percent of the voting equity securities of the Company, together with demand registration rights, in exchange for an amendment to the lease covering the New York Terminal (the "Lease Amendment"). The Lease Amendment grants to LFF the right, under certain conditions, to sublet or assign its interest in the New York Terminal. During the Company's 1994 fiscal year, LFF entered into two subleases covering portions of the New York Terminal for eight years at a base rental of $450,000 per year (plus adjustments tied to the Consumer Price Index). These subleases produced an annual rent to LFF of $486,000 in fiscal 1997. Subsequent to the Lease Amendment, Penn Yard Associates transferred its interests to the present landlord, Hudson Waterfront Associates.

EMPLOYEES

     As of September 30, 1997, Hart employed 58 full-time and four part-time employees, all of whom are employed in Hart's office/manufacturing facility in American Fork, Utah. Also as of September 30, 1997, CSC employed 15 full-time employees and two part time employees in its office/manufacturing facility in Provo, Utah. LFF employs one full-time employee and one part-time employee in its New York City office.

OFFICE SPACE

     In August, 1996, Hart moved to a new 28,000 square foot building in American Fork, Utah, to house its office, research, and manufacturing facilities. Hart is obligated under its lease for the new building for a 10-year term with a monthly rent starting at $13,000 per month with three percent annual increases imposed at the discretion of the landlord.

     CSC occupies a separate office/manufacturing space totalling 7,500 square feet, located in Provo, Utah, which it is leasing until the year 1999 at a monthly cost of approximately $5,300. The premises occupied by CSC are of new construction and are in very good condition.

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

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS 1997 VERSUS 1996

     Total revenues for the Company increased 8.2% in fiscal 1997 to $12,214,000 versus $11,292,000 in fiscal 1996. Hart revenues for fiscal 1997 were $11,725,000 versus $10,744,000 in fiscal 1996, a 9% increase for the current fiscal year. (The financial figures given in this discussion for Hart include the financial figures for its wholly owned subsidiary CSC, unless specifically stated otherwise.) Revenue growth at Hart continues to be positive despite a decrease in sales of certain high-margin products due to reduced export shipments to certain Far East markets, temporary technical problems in manufacturing, and discounting by competitors of similar products. Exports made up 35% of total revenues in fiscal 1997 compared to 34% in fiscal 1996. Future growth is expected to come primarily from increased sales to existing customers, expanded international marketing efforts, and new marketing efforts to reach new customers.

     LFF had $486,000 in revenues during the 1997 fiscal year compared to $506,000 in fiscal year 1996. These revenues were generated primarily from its New York subleases. This revenue will increase annually to 2002 with modest adjustments for inflation tied to the Consumer Price Index.

     Gross profit margins for Hart were 48% in fiscal 1997 compared to 54% in fiscal 1996. These margins vary primarily due to shifts in the products mix shipped and the sales channels used. Products sold through Hart's own direct sales force have higher margins than products sold through distributors and representatives of Hart (primarily exports). Products manufactured by Hart tend to have better profit margins than products redistributed by Hart. Margins were negatively impacted this fiscal year due to substantial discounting by several competitors. To maintain market share Hart was forced to discount in these special products areas also.

     General and administrative (G&A) expenses at Hart were 26% of total revenues in fiscal 1997 versus 28% during fiscal 1996. G&A expenses at LFF were $545,000 in fiscal 1997 versus $548,000 in fiscal 1996.

     Marketing expenses at Hart were unchanged at 10.4% of revenues in fiscal 1997 and fiscal 1996. The market environment for Hart's products is becoming increasingly competitive as other companies recognize market potential in Hart's market niches and as Hart expands into other market niches with competitors already in place. In the future, marketing costs as a percentage of revenue could reasonably be expected to increase in this market environment and management expects this will be the case.

     Research and development expenditures at Hart were $866,000 in fiscal 1997 versus $694,000 in fiscal 1996. Hart continues to develop new products and R&D spending is likely to increase in the future.

     Net earnings for the Company were $1,292,000 in fiscal 1997 versus $2,015,000 for fiscal 1996. The Company's net earnings in 1997 included an income tax benefit of $743,000 and an extraordinary gain of $314,000 for extinguishment of debt. Similarly, the Company's net earnings in 1996 included an extraordinary gain of $1,296,000 from extinguishment of debt at LFF. The $743,000 income tax benefit boosted 1997 fiscal year earnings before extraordinary items to $978,000 versus $719,000 in fiscal 1996.

     However, earnings of the Company before income tax and extraordinary gain for fiscal 1997 were $235,000 versus $845,000 for fiscal 1996, a 72% decrease. Hart Scientific had net pretax income of $546,000 for the current fiscal year versus a net pretax income of $988,000 for fiscal 1996, a 45% decrease. Management believes that this decrease resulted primarily from overall lower margins and shipments on certain high-margin products which were adversely affected primarily by three factors. First, competitors initiated price discounts on similar products, causing the Company to respond with discounts to remain competitive. Second, sales to certain Far East markets declined, particularly where currency fluctuations adversely affected the pricing of certain high-margin products. Third, the Company experienced manufacturing problems of a technical nature which resulted in delayed shipments. Those particular manufacturing difficulties have been resolved and Company management presently intends to address the other adverse factors through increased marketing efforts and the development of new and enhanced products.

     The tax benefit in 1997 is due to accounting standards which require that if a tax loss carryforward is more likely than not to be utilized in future years then this benefit should be recognized as an asset and a current income item. The Company has a tax loss carryforward of $9,143,000. Because of the current trend of profitability of the Company it was determined that a portion of that tax loss carryforward should be recognized as an asset and income in the 1997 fiscal year. This had the effect of raising net earnings by $780,000 in fiscal 1997. As that asset of $780,000 is amortized, the effect will be a reduction of net earnings in future years. Furthermore, if it was determined in the future that the remaining tax loss carryforward is more likely than not to be utilized, similar treatment of the remaining unrecorded tax loss carryforward in such future years could have the result of initially increasing assets and net earnings with later reductions in assets and net earnings upon subsequent amortization.

     Notably, the LFF subleases are carried on the balance sheet as an asset equal in value to the cash expected to be generated by the subleases over their life. As the sublease revenues are received the sublease asset is amortized by a like amount. The net effect is that, while these revenues generate cash flow for use by LFF for expenses ($486,000 in fiscal 1997), they have no impact upon the statement of earnings of the Company. LFF expenses, such as salaries, are actually covered by the cash flow from the subleases, but these expenses reduce the overall operating profit of the Company because the revenues from the subleases is offset, on an accounting basis, by the amortization of the leasehold asset.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's current ratio as of July 31, 1997 was 2.87 to 1 versus 2.06 to 1 on July 31, 1996. The ratio of total debt to total assets at July 31, 1997 was .21 versus .29 on July 31, 1996. Significant reduction of debt at the LFF subsidiary strengthened the Company's overall balance sheet at July 31, 1997.

     As previously mentioned, revenues from the LFF New York subleases are used to pay for expenses at the New York office and continuing reduction of debt at the LFF subsidiary. The external debt of LFF at the end of fiscal 1997 was $87,000, this is down from $444,000 at the end of fiscal 1996. As the debts are extinguished, the cash flow from the subleases will be directed to other areas of the Company. Primarily, management currently plans to use cash flow from the LFF subleases to help cover the Company expenses, which are currently paid by Hart. Such shift should free up more internal cash for operations and growth at Hart.

     As of July 31, 1997, Hart maintained a secured operating line of credit with a maximum borrowing capacity of $775,000. At that time, $622,000 of the credit line was available for use. Use of this credit line varies with product shipments and other factors. Management believes that its line of credit will be sufficient for Company purposes in the near future.

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

     Management believes that substantial fundamental progress continues to be made in strengthening the finances of the Company. The balance sheets of the two operating companies, Hart and CSC, are strong. The balance sheet of LFF is substantially improved over prior years. Overall, in fiscal 1997, current assets increased by $232,000 to $5,613,000, including cash and cash equivalents of $901,000. Total current liabilities were reduced in the same year by $651,000.


               DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information concerning directors and executive officers of the Company:

                                                        BEGAN SERVICE AS AN
NAME                    AGE      POSITIONS HELD         OFFICER OR DIRECTOR
----                    ---      --------------         -------------------

David K. Lifschultz     51       Chairman and                      1991
                                 CEO of the Company
                                 (also President and
                                 Director of LFF)

Dennis R. Hunter        46       President, Director, and          1988
                                 CFO of the Company (also CEO,
                                 President and Chairman of
                                 CSC and Director of Hart)

Sidney B. Lifschultz    85       Director of the Company           1991
                                 (retired)

James C. Triplett       47       Chairman and CEO of Hart          1988

J. Randall Owen         39       President and COO of Hart         1994

Michael Hirst           48       Vice President and                1988
                                 Director of Hart

James Soloman           47       Director of Hart                  1995


     James Solomon is principally employed as the President and CEO of Paragraphics, a manufacturer of engraving equipment with annual sales of approximately $4 million. All other directors and executive officers listed above are principally employed in the positions noted.

               MARKET FOR THE COMPANY'S COMMON STOCK AND
                      RELATED STOCKHOLDER MATTERS

     Effective March 7, 1990, the Company's securities were listed on the Nasdaq system under the symbol HTII. Since changing the name of the Company to Lifschultz Industries in January 1991, the Company's stock now trades on the Nasdaq SmallCap Market under the symbol LIFF. The Nasdaq Stock Market ("Nasdaq") has informed the Company that it has changed its policy toward listing companies whose stock trades on the Nasdaq SmallCap Market below one dollar per share. The Company anticipates it will undertake a stock combination prior to February 1998 in order to raise its average trading price above one dollar per share and remain available for trading on the Nasdaq SmallCap Market.

     The prices below are for the high and low closing sales prices of the

Company's common stock, and are drawn from Nasdaq reports rounded to the nearest cent.

                          Fiscal 1996                 Fiscal 1997

   Price Range           High      Low               High      Low

   1st Quarter           $.09      $.06              $.25     $.16
   2nd Quarter           $.13      $.06              $.25     $.13
   3rd Quarter           $.56      $.09              $.22     $.09
   4th Quarter           $.56      $.16              $.16     $.06

     As of October 20, 1997, there were approximately 382 record holders of common stock (which includes brokerage firms and their affiliates holding certificates in "street name" for a larger number of beneficial owners) and 3 holders of Company preferred stock.

     No cash dividends have been paid on any class of the Company's capital stock since inception and the Company does not presently intend to pay any dividends in the foreseeable future.

                          LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries is a party to (or has property which is the subject of) any material pending legal proceeding except for the following:

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


                        FINANCIAL STATEMENTS

     The consolidated financial statements of Lifschultz Industries, Inc. and subsidiaries at July 31, 1997 and 1996 and for each of the two years ended July 31, 1997 and 1996 appearing at the end of this Annual Report to

Shareholders have been examined by the Company's independent auditors, as and to the extent set forth in their reports appearing therein.

                LIFSCHULTZ INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF
                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                              JULY 31, 1997 AND 1996

                 Lifschultz Industries, Inc. and Subsidiaries

                  Index to Consolidated Financial Statements



                                                                Page


Report of Independent Certified Public Accountants               52

Consolidated financial statements

  Balance sheets                                                 53

  Statements of earnings                                         55

  Statements of shareholders' equity                             56

  Statements of cash flows                                       58

  Notes to consolidated financial statements                     61

Grant Thornton LLP
Suite 200
3507 N. University Avenue
Provo, UT 84604


                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lifschultz Industries, Inc.

We have audited the accompanying consolidated balance sheets of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

Provo, Utah
October 3, 1997

                 Lifschultz Industries, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                                   July 31,

                                    ASSETS

                                                       1997           1996
                                                    -----------    ----------
CURRENT ASSETS
  Cash and cash equivalents                          $  901,000    $1,424,000
  Marketable securities                                 576,000       601,000
  Trade accounts receivable, net                      1,838,000     1,774,000
  Related party receivable                               30,000        34,000
  Deferred income taxes                                 238,000             -
  Inventories                                         1,888,000     1,488,000
  Other current assets                                  142,000        60,000
                                                      ---------     ---------
        Total current assets                          5,613,000     5,381,000



PROPERTY HELD FOR LEASE, NET                          2,566,000     2,973,000



PROPERTY AND EQUIPMENT, NET                             876,000       489,000



DEFERRED INCOME TAXES                                   542,000             -
                                                     ----------    ----------

                                                     $9,597,000    $8,843,000
                                                     ==========    ==========

       The accompanying notes are an integral part of these statements.

                    LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       1997           1996
                                                    -----------    ----------
CURRENT LIABILITIES
  Notes payable to banks                            $   153,000    $  182,000
  Trade accounts payable                                473,000       311,000
  Income taxes payable                                  101,000       122,000
  Accrued liabilities                                 1,157,000     1,501,000
  Note payable to shareholder                            50,000        50,000
  Note payable to creditor                                    -       120,000
  Accounts payable and accrued liabilities past due           -       321,000
  Current maturities of long-term obligation             22,000             -
                                                     ----------    ----------

         Total current liabilities                    1,956,000     2,607,000

LONG-TERM OBLIGATION, less current maturities           101,000             -

COMMITMENTS AND CONTINGENCIES                                 -             -

SHAREHOLDERS' EQUITY
  Convertible preferred stock, par value $0.01;
    authorized 4,900,000 shares
      Series A; issued and outstanding 5,200
        shares                                                -             -
      Series B; no shares issued and outstanding
        in 1997 and 776,641 shares in 1996                    -         8,000
      Series E; issued and outstanding 21,231
        shares in 1997 and 120,878 shares in 1996             -         1,000
  Common stock, par value $0.001; authorized
      80,000,000 shares; 55,569,495 shares issued
      in 1997 and 43,644,445 shares in 1996              56,000        44,000
  Additional paid-in capital                         10,987,000    10,978,000
  Common stock subscriptions receivable from
    related parties                                     (15,000)      (15,000)
  Treasury stock, at cost (1,128,000 common shares)    (157,000)     (157,000)
  Accumulated deficit                                (3,331,000)   (4,623,000)
                                                      ---------     ---------
  Total shareholders' equity                          7,540,000      6,236,000
                                                      ---------      ---------
                                                     $9,597,000     $8,843,000
                                                      =========      =========

   The accompanying notes are an integral part of these statements.

             Lifschultz Industries, Inc. and Subsidiaries

                   CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended July 31,



                                                    1997           1996
                                                 ----------    -----------

Net revenues                                    $12,214,000    $11,292,000

Costs and expenses
   Cost of products sold                          6,013,000      4,880,000
   Selling, general, and administrative           5,056,000      4,831,000
   Research and development                         866,000        694,000
   Interest                                          44,000         42,000
                                                 ----------    -----------

                                                 11,979,000     10,447,000
                                                 ----------    -----------

   Earnings before income taxes and
        extraordinary item                          235,000        845,000

Income tax expense (benefit)                       (743,000)       126,000
                                                 ----------     ----------
   Earnings before extraordinary item               978,000        719,000

Extraordinary item - gain on extinguishment
   of debt (less applicable income taxes
   of $7,000 in 1997 and $65,000 in 1996)           314,000      1,296,000
                                                 ----------     ----------
      NET EARNINGS                               $1,292,000     $2,015,000
                                                 ==========     ==========


Net earnings per common and common
   equivalent share:
      Earnings before extraordinary item         $     0.02     $     0.01
      Extraordinary item                                  -           0.02
                                                 ----------     ----------
      Net earnings                               $     0.02     $     0.03
                                                 ==========     ==========
   Weighted average number of shares
      outstanding                                58,210,000     59,114,000


    The accompanying notes are an integral part of these statements.

             Lifschultz Industries, Inc. and Subsidiaries

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                For the years ended July 31, 1997 and 1996

                                      Preferred Stock
                             -----------------------------    Additional
                  Common     Series     Series     Series       Paid-in
                  Stock        A          B          E          Capital
[S]              -------    -------    -------    --------     -----------
Balance,           [C]        [C]        [C]         [C]           [C]
August 1,
1995             $36,000    $     -    $10,000     $ 6,000     $10,938,000

Stock issued
  to satisfy
  certain
  obligations          -          -          -           -         $40,000

Preferred stock
  series
  transfers       $8,000          -     (2,000)     (5,000)          1,000

Net earnings           -          -          -           -               -
                 -------    -------    -------     -------         -------
Balance,
  July 31
  1996           $44,000          -     $8,000       1,000      10,978,000

Stock issued
  upon
  exercise of
  options              -          -          -           -           4,000

Tax effect of
  stock
  options
  exercised            -          -          -           -           8,000

Preferred stock
  series
  transfers      $12,000          -     (8,000)     (1,000)         (3,000)

Net earnings           -          -          -           -               -
                 -------    -------    -------     -------        --------
Balance,
  July 31
  1997           $56,000    $     -    $     -     $     -     $10,987,000
                 =======    =======    =======     =======      ==========

                  Lifschultz Industries, Inc. and Subsidiaries
             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
                    For the years ended July 31, 1997 and 1996

                    Common stock
                    subscriptions    Treasury      Accumulated
                     receivable        stock         deficit         Total
[S]                  ----------     ----------     -----------    ----------
Balance,
  August 1,
  1995                 $(15,000)     $(157,000)    $(6,638,000)   $4,180,000

Stock issued to
  satisfy certain
  obligations                 -              -               -       $40,000

Preferred stock
  series transfers            -              -               -         1,000

Net earnings                  -              -      $2,015,000    $2,015,000
                     ----------     ----------     -----------    ----------
Balance,
  July 31,
  1996                  (15,000)      (157,000)     (4,623,000)    6,236,000

Stock issued
  upon exercise
  of options                  -              -               -         4,000

Tax effect of
  stock options
  exercised                   -              -               -         8,000

Preferred stock
  series
  transfers                   -              -               -             -

Net earnings                  -              -       1,292,000     1,292,000
                       --------      ---------     -----------    ----------

Balance, July 31,
  1997                 $(15,000)     $(157,000)    $(3,331,000)   $7,540,000
                       ========      =========     ===========    ==========

    The accompanying notes are an integral part of these statements.

             Lifschultz Industries, Inc. and Subsidiaries

                CONSOLIDATED STATEMENTS OF CASH FLOWS

                         Year ended July 31,


                                                     1997           1996
                                                 -----------    -----------

Increase (decrease) in cash and cash equivalents
  Cash flows from operating activities
    Net earnings                                 $ 1,292,000    $ 2,015,000
  Adjustments to reconcile net earnings to net
    cash provided by operating activities
      Depreciation and amortization                  277,000        220,000
      Amortization of leasehold interest             407,000        346,000
      Deferred income taxes                         (780,000)             -
      Extraordinary gain                            (321,000)    (1,361,000)
      (Gain) loss on sale of property and equipment    6,000        (16,000)
      Changes in assets and liabilities                    -              -
        Trade accounts receivable                    (64,000)      (105,000)
        Related party receivable                       4,000          3,000
        Inventories                                 (400,000)      (403,000)
        Other current assets                         (82,000)        27,000
        Trade accounts payable                       162,000         (1,000)
        Accrued liabilities                         (344,000)       509,000
        Accounts payable and accrued liabilities
          past due                                         -       (165,000)
        Income taxes payable                         (13,000)       120,000
                                                 -----------      ---------
         Total adjustments                        (1,148,000)      (826,000)
                                                 -----------      ---------
         Net cash provided by
           operating activities                      144,000      1,189,000
                                                 -----------      ---------
  Cash flows from investing activities
    Purchase of property and equipment              (540,000)      (235,000)
    Proceeds from sale of property and equipment           -         38,000
    Purchase of marketable securities               (805,000)      (601,000)
    Proceeds from maturities of marketable
      securities                                     830,000              -
                                                 -----------      ---------
         Net cash used in investing activities      (515,000)      (798,000)
                                                 -----------      ---------

                                    (continued)

            Lifschultz Industries, Inc. and Subsidiaries

                          Year ended July 31,

                                                      1997           1996
                                                   ---------      ---------

Cash flows from financing activities
  Net change in notes payable to banks               (29,000)        32,000
  Principal payments on long-term obligation          (7,000)      (138,000)
  Principal payments on note payable to creditor    (120,000)             -
  Issue of common stock                                4,000              -
                                                   ---------      ---------

    Net cash used in financing activities           (152,000)      (106,000)
                                                   ---------      ---------
    Net increase (decrease) in cash
      and cash equivalents                          (523,000)       285,000

Cash and cash equivalents at beginning of year     1,424,000      1,139,000
                                                   ---------      ---------
Cash and cash equivalents at end of year           $ 901,000     $1,424,000
                                                   =========     ==========


Supplemental disclosures of cash flow information
-------------------------------------------------

   Cash paid during the year for
     Interest                                      $  45,000     $   37,000
     Income taxes                                    166,000         77,000


Noncash investing and financing activities
------------------------------------------

During 1997, the Company entered into a capital lease for $130,000 of equipment. In addition, a $8,000 adjustment to additional paid-in-capital occurred due to the tax effect of exercising stock options.

As described in Note K, during 1997 and 1996, holders of the various series of the Company's preferred stock converted part of those respective shares for common stock approximating 11,825,000 and 7,648,000 shares, respectively.

During 1997 and 1996, as described in Note O, the Company was relieved of $321,000 and $330,000, respectively, in past due accounts payable and accrued liabilities.

During 1996, as described in Notes F and O, the Company was relieved of $1,231,000 in past due accounts payable and accrued liabilities in exchange for signing a $200,000 note payable.

During 1996, the Company issued 3,715 shares of Series E preferred stock in exchange for relief of $40,000 of past due accounts payable and accrued liabilities.

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

   1.  Organization
       ------------

   The consolidated financial statements of Lifschultz Industries, Inc. and subsidiaries (the Company) include the accounts of Lifschultz Industries, Inc. a non-operating holding company, and its wholly-owned subsidiaries, Hart Scientific, Inc. (Hart), Lifschultz Fast Freight, Inc. (Fast Freight), and Calorimetry Sciences Corporation (Calorimetry), which is a wholly-owned subsidiary of Hart. All significant intercompany transactions and balances have been eliminated. The Company currently only has one line of business from which it derives revenues.

   Hart is engaged in the design, manufacturing, and marketing of high precision calibration instruments and sensors for use in laboratories and industry. Hart is also engaged in related research and development projects. Calorimetry is engaged in the design, manufacturing and marketing of scientific instruments.

   Fast Freight is currently a non-operating freight-hauling company.

   2.  Cash and cash equivalents
       -------------------------

   For purposes of the financial statements, the Company considers all short term debt securities with an original maturity of three months or less when purchased to be cash equivalents.

   3.  Marketable securities
       ---------------------

   Investments are comprised of government securities, which mature in one year or less and are classified as available-for-sale. Available-for-sale securities are measured at fair value with net unrealized gains and losses reported in equity. There were no significant net unrealized holding gains or losses during 1997 and 1996.

   4.  Inventories
       -----------

Inventories are valued at the lower of cost or market, with cost being determined using the first-in, first-out method.

   5.  Property and equipment
       ----------------------

   Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated or amortized. For financial reporting purposes, depreciation and amortization is provided on a straight-line basis over the lessor of the estimated useful lives of the assets or the life of the term lease, if applicable. Accelerated methods of depreciation are used for tax purposes.

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

   8.  Net earnings per common and common equivalent share
       ---------------------------------------------------

Net earnings per common and common equivalent share are based on the weighted average number of shares outstanding during each year, the assumed exercise of dilutive employees' stock options less the number of treasury shares assumed to be purchased from the proceeds using the average market price of the Company's common stock, and common shares assumed to be issued on conversion of preferred shares. The calculation of earnings per common share, assuming full dilution, is the same as primary earnings per common share and, therefore, not presented separately.

   9.  Income taxes
       ------------

   The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. An allowance against deferred tax assets is recorded in whole or in part when it is more likely than not that such tax benefits will not be realized.

   10.  Use of estimates
        ----------------

   In preparing the Company's financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. A significant estimate included in the financial statements is the valuation allowance against deferred tax assets.

   11.  Fair value of financial instruments
        -----------------------------------

   The carrying value of the Company,s cash and cash equivalents, marketable securities, trade receivables, notes payable and trade payables approximate their fair values.

   12.  Recently issued accounting statements not yet adopted
        -----------------------------------------------------

   Earnings per share
   ------------------

   In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 eliminates the presentation of primary earnings per share
(EPS) and requires the presentation of basic EPS, which includes no common stock equivalents and thus no dilution. The statement also eliminates the modified treasury stock method of computing potential common shares. This statement is effective for financial statements issued for periods ending after December 15, 1997.

Capital Structure
-----------------

   Also in February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 (SFAS 129), "Disclosure of Information about Capital Structure." SFAS 129 consolidates in one statement disclosures about the rights of outstanding securities and changes in the number of equity securities during the period, disclosures about liquidation preferences and preferred stock, and disclosures about redemption requirements of certain redeemable stock. Disclosures were previously included in Accounting Principles Board (APB) Opinion 15, APB Opinion 10 and SFAS 47. The statement does not change the required disclosures about capital structure for entities currently subject to the requirements of APB Opinions 10 and 15 and SFAS 47. SFAS 129 is effective for financial statements for interim and annual periods ending after December 15, 1997.

   12.  Recently issued accounting statements not yet adopted (continued)
        -----------------------------------------------------------------

     Comprehensive income
     --------------------

   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income, which consists of revenue, expenses, gains, and losses that bypass the statement of earnings and are reported directly in a separate component of equity. Other comprehensive income includes, for example, foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investment securities. SFAS 130 requires that components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and requires restatement of prior period financial statements presented for comparative purposes.

     Disclosure of segments
     ----------------------

   Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." This statement requires an entity to report financial and descriptive information about their reportable operating segments. An operating segment is a component of an entity for which financial information is developed and evaluated by the entity,s chief operating decision maker to assess performance and to make decisions about resource allocation. Entities are required to report segment profit or loss, certain specific revenue and expense items and segment assets based on financial information used internally for evaluating performance and allocating resources. This statement is effective for fiscal years beginning after December 15, 1997 and requires restatement of prior period financial statements presented for comparative purposes.

   Management does not believe that the adoption of SFAS 128, SFAS 129, SFAS 130 and SFAS 131 will have a material effect on the Company's consolidated financial statements.

NOTE B - CREDIT CONCENTRATION, MAJOR CUSTOMER, AND EXPORT SALES

   1.  Credit concentration
       --------------------

   The Company maintains cash balances at several financial institutions located in the United States. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $587,000 at July 31, 1997.

   Financial instruments which potentially subject the Company to credit risk concentration consist primarily of trade accounts receivable. The Company sells to customers utilizing scientific and industrial instrumentation and
instrument calibration equipment located throughout the world.   The Company
sells substantially to recurring customers wherein the customer's ability to pay has previously been evaluated. The Company generally does not require collateral. The majority of its trade receivables are unsecured. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. At July 31, 1997 and 1996, this allowance was $13,000.

   2.  Major customer
       --------------

   At July 31, 1997, the Company had accounts receivable due from its largest customer approximating $274,000. Remaining accounts receivable at July 31, 1997, were due from a variety of other customers under normal credit terms.

   Revenue in fiscal 1997 from the largest customer represented approximately 10% of consolidated net revenues (11% in 1996).

   3.  Export sales
       ------------

   Export sales consist of the following:

                                                     1997           1996
                                                  ----------     ----------
        Europe                                    $1,565,000     $1,319,000
        Far East                                   2,040,000      1,993,000
        Middle East                                   77,000        147,000
        North America                                287,000        224,000
        South America                                314,000        203,000
                                                  ----------     ----------
                                                  $4,283,000     $3,886,000
                                                  ==========     ==========

NOTE C - INVENTORIES

        Inventories consist of the following:
                                                     1997           1996
                                                  ----------     ----------
        Raw materials                             $1,003,000     $  642,000
        Work-in-process                              792,000        789,000
        Finished goods                                17,000              -
        Demonstration units                           76,000         57,000
                                                  ----------     ----------
                                                  $1,888,000     $1,488,000
                                                  ==========     ==========

NOTE D - PROPERTY HELD FOR LEASE

   Property held for lease consists of the following:


                                                     1997           1996
                                                  ----------     ----------
   Leasehold interest                             $7,500,000     $7,500,000
   Less
      Accumulated amortization                     3,308,000      2,901,000
      Valuation allowance to adjust to
         undiscounted cash flows                   1,626,000      1,626,000
                                                  ----------     ----------
                                                   4,934,000      4,527,000
                                                  ----------     ----------
                                                  $2,566,000     $2,973,000
                                                  ==========     ==========

   The Company leases a warehouse for nominal rent through September 2002. This leasehold interest is carried on the Company's balance sheet at the undiscounted cash flows expected from the property through subleases over the life of the related lease. The leasehold interest and related improvements are being amortized over the life of the related lease, which expires in September 2002. Noncancelable subleases related to this property, presently in place, provide for the Company to receive monthly payments totaling $486,000 per year, subject to annual Consumer Price Index increases, through September 2002.

NOTE E - PROPERTY AND EQUIPMENT

   Property and equipment and estimated useful lives consist of the following:

                                        Years       1997            1996
                                        -----    ----------      ----------

        Furniture and fixtures            3-5    $  822,000      $  571,000
        Machinery and equipment          5-10       489,000         346,000
        Equipment under capital lease       5       130,000               -
        Leasehold improvements            5-8       271,000         130,000
                                                 ----------      ----------
                                                  1,712,000       1,047,000
        Less accumulated depreciation
           and amortization                         836,000         558,000
                                                 ----------      ----------
                                                 $  876,000      $  489,000
                                                 ==========      ==========


NOTE F - CREDIT ARRANGEMENTS

   1.  Notes payable to banks
       ----------------------

   The notes payable to banks consist of a line of credit issued to Hart with interest at 1.5% over prime (10% at July 31, 1997). The line, which is scheduled for renewal in December 1997, is collateralized by Hart common stock, trade accounts receivable, inventories, and equipment. Available borrowings under this line of credit are limited to 85% of eligible trade accounts receivable and 30% of eligible inventories, not to exceed $650,000. As of July 31, 1997, $497,000 was available under the line.

   Also included in notes payable to banks at July 31, 1996 is a $26,000 amount due during 1997. The average interest rate on this note is 9.95% in 1996. The note is collateralized by trade accounts receivable and property. The note was paid in full during 1997.

   In addition, Calorimetry has an available line of credit of $125,000 with a bank. The line, which is scheduled for renewal in December 1997 is collateralized by accounts receivable and equipment. Amounts outstanding incur interest at 1.5% over prime (10% at July 31, 1997). No amounts were outstanding on the line at July 31, 1997 or 1996.

   2.  Note payable to creditor
       ------------------------

   During 1996, Fast Freight entered into an agreement with a creditor whereby Fast Freight,s past due account payable, which approximated $1,231,000, was relieved in exchange for a note payable of $200,000 (Note O). The note required monthly payments of $10,000 plus interest at prime plus 2% (10.25% at

July 31, 1996). The note was secured by the Company,s leasehold (Note D) and monthly payments were limited to the first $10,000 of rental income received. The note was paid in full during 1997.

   3.  Note payable to shareholder
       ---------------------------

   Note payable to shareholder represents an unsecured demand note with interest at approximately 7.5%.


NOTE G - LONG-TERM OBLIGATION

   During 1997, the Company entered into a capital lease obligation with a corporation. The balance at July 31, 1997, totals $ 123,000 and bears interest at 9.03% per year. Payments of approximately $3,000 are due monthly and the obligation is due in full in March of 2002. The obligation is collateralized by the leased equipment.

   The following is a schedule of the capital lease obligation at July 31, 1997:


       Year ending
         July 31
       -----------

          1998                         $  32,000
          1999                            32,000
          2000                            32,000
          2001                            33,000
          2002                            22,000
       Thereafter                              -
                                        --------
       Total minimum lease payments      151,000

       Less amount representing
          interest                        28,000
                                        --------
       Present value of minimum
          lease payments                 123,000

       Less current maturities            22,000
                                        --------
       Long-term obligation             $101,000
                                        ========

NOTE H - OPERATING LEASES

   The Company leases laboratory and office space under operating leases expiring in various years through 2005.

   Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year are as follows:

       Year ending
         July 31
       -----------
          1998                     $  193,000
          1999                        193,000
          2000                        161,000
          2001                        166,000
          2002                        170,000
       Thereafter                     735,000
                                   ----------
                                   $1,618,000
                                   ==========

   Rent expense totaled $196,000 and $76,000 for the years ended July 31, 1997 and 1996, respectively.


NOTE I - ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                 1997         1996
                                              ----------   ----------

      Payroll, payroll taxes and benefits     $  351,000   $  372,000
      Bonuses                                    405,000      553,000
      Warranties                                 132,000      138,000
      Other                                      269,000      438,000
                                              ----------   ----------
                                              $1,157,000   $1,501,000
                                              ==========   ==========

NOTE J - INCOME TAXES

   Components of income taxes (benefit) included in the consolidated statements of earnings are as follows:

                                                      1997          1996
                                                   ---------    -----------
      Current
        Federal                                    $ 308,000     $1,071,000
        State                                         34,000        132,000
          Less benefit of net operating loss
            carryforward                            (298,000)    (1,012,000)
                                                   ---------    -----------
                                                      44,000        191,000
      Deferred
        Federal                                     (675,000)             -
        State                                       (105,000)             -
                                                   ---------    -----------
                                                    (780,000)             -
                                                   ---------    -----------

   Total taxes before extraordinary item            (736,000)       191,000

      Allocated to extraordinary item
        Federal                                       (6,000)       (27,000)
        State                                         (1,000)       (38,000)
                                                 -----------     ----------
                                                   $(743,000)      $126,000
                                                 ===========     ==========


   The provision for income taxes differs from the statutory Federal income tax rate due to the following:
                                                     1997           1996
                                                  ----------     ----------
     Income taxes computed at
        federal statutory rate of 34%              $ 189,000      $ 750,000

     State taxes, net of federal benefit              19,000        198,000

     Net operating loss carryforward utilized       (174,000)      (892,000)

     Decrease in valuation allowance                (780,000)             -

     Deferred tax assets not recorded                      -        135,000

     Non-deductible expenses                          10,000              -
                                                   ---------      ---------

          Total income taxes (benefit)              (736,000)       191,000

          Income taxes allocated to extraordinary
          item                                        (7,000)       (65,000)
                                                  ----------      ---------
                                                   $(743,000)     $ 126,000
                                                  ==========      =========

   The tax effects of temporary differences which give rise to deferred tax assets and liabilities are as follows:
                                                     1997           1996
                                                  ----------      ---------
     Current deferred tax assets
       Deferred compensation                      $  131,000     $  152,000
       Allowance for doubtful accounts                 5,000          5,000
       Accrued expenses                               62,000         95,000
       Contributions carryforward                     18,000              -
       Uniform inventory capitalization               24,000              -
       Other                                          (2,000)        15,000
       Less valuation allowance                            -       (267,000)
                                                  ----------      ---------
         Net current tax assets                   $  238,000      $       -
                                                  ==========     ==========
     Long-term deferred tax assets
       Net operating loss carryforwards           $3,108,000     $3,677,000
       Excess book depreciation and amortization      31,000          7,000
       Alternative minimum tax credit carryforward   131,000        125,000
       Less valuation allowance                   (2,728,000)    (3,809,000)
                                                  ----------    -----------
         Net long-term deferred tax assets        $  542,000    $         -
                                                  ==========    ===========


   There were no deferred tax assets or income tax benefits recorded in the financial statements for 1996 for net deductible temporary differences, alternative minimum tax credit carryforwards, or net operating loss carryforwards due to the fact that the likelihood of realization of the related tax benefits could not be established. During 1997, management reevaluated the prospects for future profitable operations of the Company. Because the Company has generated operating profits for the last several years and current budget forecasts show profits will continue into the future, management concludes it is more likely than not that a portion of the deferred tax asset will be realized in the future. The valuation allowance on deferred taxes has been decreased by $780,000 during 1997 to adjust for this change in judgment on the realizability of the deferred tax asset. Also, the remaining change in the valuation allowance during 1997 is due to utilization of a portion of the net operating loss and the net change in the other deferred tax assets and liabilities.

   At July 31, 1997, the Company has net operating loss carryforwards for tax reporting purposes of approximately $9,143,000 which expire from 2003 through the year 2007.

NOTE K - CAPITAL STOCK

   1.  Convertible preferred stock
       ---------------------------

   The Series A preferred stock is convertible at the option of the holder into 10 shares of common stock, has voting rights equal to one vote for each share of common stock as if converted, participates in all dividends declared by the Board of Directors, as if converted, and has a liquidation preference over all other series of preferred and common stock of $0.01 per share of Series A preferred stock. During 1996, 5,200 shares of Series A preferred stock were converted into 52,000 shares of common stock.

   The Series B preferred stock is convertible at the option of the holder into 14 shares of common stock. The Series B preferred stock has voting rights equal to one vote for each share of common stock, as if converted, as to the election of the Company's directors. For all other matters the Series B preferred stock votes as a class. The Series B preferred stock participates in all dividends declared by the Board of Directors, as if converted. The Series B preferred stock has liquidation preferences over the Company's Series E preferred stock and common stock of $0.01 per share of Series B preferred stock. During 1997 and 1996, 776,641 and 227,574 shares, respectively, of Series B preferred stock were converted into 10,828,580 and 3,186,036 shares, respectively, of common stock. At July 31, 1997, no series B preferred stock was issued or outstanding.

   The Series E preferred stock is convertible at the option of the holder into 10 shares of common stock. The Series E preferred stock has voting rights equal to one vote for each share of common stock, as if converted, and participates in all dividends declared by the Board of Directors, as if converted. The Series E preferred stock has liquidation rights after the Series A, B, C, and D preferred stock but before common stock. The liquidation preference is $10.87 per share of Series E preferred stock. During 1996, certain creditors of the Company exchanged $40,000 of past due accounts payable and accrued liabilities due for 3,715 shares of Series E preferred stock. Also during 1997 and 1996, 99,647 and 446,216 shares, respectively, of Series E preferred stock were converted to 996,470 and 4,462,160 shares of common stock, respectively.

   2.  Cumulative nonvoting preferred shares
       -------------------------------------

   All cumulative, nonvoting preferred stock has a par value of $100 and 100,000 shares are authorized for issuance.
   The Series C preferred stock, which cumulates dividends at 10 percent annually of the par value of Series C preferred stock, has no voting rights and has liquidation rights over Series B, D, and E preferred stock and common stock. The liquidation preference is $100 per share of Series C preferred stock. There was no Series C preferred stock issued and outstanding at July 31, 1997 and 1996.

   The Series D preferred stock, which cumulates dividends at 8 percent annually of the par value of Series D preferred stock, has no voting rights and has liquidation rights over the Company's Series B and E preferred stock and common stock. The liquidation preference is $100 per share of Series D preferred stock. During 1996, holders of Series D preferred stock exchanged their shares for 5,700 shares of Series E preferred stock. There was no Series D preferred stock issued and outstanding at July 31, 1997 and 1996.

NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION

   1.  Stock options
       -------------

   The Company's board of directors has the authority to grant stock options to employees, officers and non-employees. The stock options are considered non-qualified for income tax purposes. As of July 31, 1997, the Company had granted stock options to various officers, directors, employees and other non employees of the Company covering the aggregate number of 5,573,000 shares of the Company,s common stock (5,763,000 shares at July 31, 1996). Options generally vest immediately upon grant date.

   Options issued in connection with the Company,s leasehold interest (Note D) vest ratably at a rate of one option for every nine common shares issued as a result of a) the exercise of employee stock options outstanding at the date of the agreement (approximately 1,800,000 such options outstanding at July 31, 1997 and 100,000 options exercised during fiscal 1997), b) the conversion of Series A preferred stock (5,200 shares convertible into 52,000 at July 31, 1997). These options are exercisable at the then existing par value of the common stock ($0.001). At July 31, 1997, such options to purchase 25,777 shares were exercisable. Vesting of the options is complete upon exercisability and Company notification to option-holders of such exercisability.

   2.  Warrants
       --------

   Prior to 1996, the Company issued 2,610,000 units, each comprised of one share of the Company's $0.001 par value common stock and one Class C Warrant which allowed the holder to purchase one share of common stock at an exercise price of $0.49 per share. The Class C Warrants prior expired prior to exercise on December 31, 1996.

   3.  Fair market value of options granted
       ------------------------------------

   The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS
123). Therefore, the Company accounts for stock based compensation under Accounting Principles Board Opinion No. 25, under which no significant compensation cost has been recognized. Had the compensation cost for the stock based compensation been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:

                                                      1997          1996
                                                   ---------      ---------
   Pro forma earnings before
     extraordinary item             As reported   $  978,000     $  719,000
                                    Pro forma        972,000        707,000
   Pro forma net earnings           As reported    1,292,000      2,015,000
                                    Pro forma      1,286,000      2,003,000

   Pro forma net earnings
   per common and common
   equivalent share:

   Earnings before extraordinary
      item                          As reported      $0.02          $0.01
                                    Pro forma         0.02           0.01
   Extraordinary item               As reported        -             0.02
                                    Pro forma          -             0.02
   Net earnings                     As reported       0.02           0.03
                                    Pro forma         0.02           0.03



   These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1996. The fair value of these options was estimated at the date of grant using the Black-Scholes American option-pricing model with the following weighted average assumptions for 1997 and 1996: expected volatility of 188%; risk-free interest rate of 6.10%; and expected life of
7.9 years. The weighted average fair value of options granted was $0.062 and $0.250 in 1997 and 1996, respectively.

   Option pricing models require the input of highly sensitive assumptions, including the expected stock price volatility. Also, the Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Management believes the best input assumptions available were used to value the options and that the resulting option values are reasonable.

   Information with respect to the Company's stock options at July 31, 1997:

                           Stock           Exercise              Weighted avg
                           options          price               exercise price
                         ----------    ---------------         ---------------
Outstanding at August 1,
   1995                  $5,863,000    $0.001 to 0.281              $0.042
   Granted                   50,000          0.25                    0.25
   Exercised                      -           -                        -

   Canceled/expired        (150,000)         0.28                    0.28
                         ----------    ---------------              -------
Outstanding at July 31,
     1996                $5,763,000     0.001 to 0.28                0.038

     Granted                100,000          0.063                   0.063
     Exercised             (100,000)         0.031                   0.031
     Canceled/expired      (190,000)    0.031 to 0.281               0.141

                         ----------     --------------              ------

Outstanding at July 31,
     1997                 5,573,000    $0.001 to 0.063              $0.035
                         ==========    ===============              =======
Exercisable at July 31,
     1997                 5,101,000    $0.001 to 0.063              $0.037
                         ==========    ===============              =======


   Information with respect to the Company's warrants at July 31, 1997:


                                                Exercise       Weighted avg
                                Warrants          price       exercise price
                               ----------      ----------    ----------------
Outstanding at July 31,
     1996                      $2,610,000         $0.49            $0.49
     Canceled/expired          (2,610,000)         0.49             0.49
Outstanding at July 31,
     1997                               -             -                -
                               $=========         $====            $====


   Additional information about stock options outstanding and exercisable at

July 31, 1997:

   Options outstanding
   -------------------

        Exercise        Number          Weighted avg         Years remaining
         price       outstanding       exercise price        contractual life
      ------------  ------------      ---------------        ----------------

         $0.001        373,000             $0.001                  10.1
          0.031      4,200,000              0.031               0.9 to 10.1
          0.063      1,000,000              0.063               7.4 to 12.9
                     ---------
                     5,573,000
                     =========


   Options exercisable
   -------------------

                                      Number                 Weighted avg
      Exercise prices               exercisable             exercise price
      ---------------               -----------             --------------

          $0.001                       26,000                   $0.001
           0.031                    4,075,000                    0.031
           0.063                    1,000,000                    0.063
                                    ---------
                                    5,101,000
                                    =========

   4.  Put option
       ----------

   Pursuant to an employee agreement (Note N), an officer of the Company has a put option which may be exercised during a six year period following termination from Calorimetry or expiration of the agreement. Under the option, the officer may require Calorimetry to repurchase up to 1,158,214 shares of Company stock and stock options owned by the officer at prices from $0.1187 per share to $0.15 per share at a maximum rate of 200,000 shares or options per year.

   The common stock subscriptions receivable from related parties consist of notes receivable from three officers and directors to be repaid with interest at 11.5%. These receivables were originally due in June 1993; however, subsequent to July 31, 1993, the Company extended the due date of these receivables to July 31, 1998.

   The Company has employment and severance agreements with certain officers and managers of the Company, some of which were updated subsequent to year end. Salaries covered by these agreements range from $82,000 to $285,000 annually. Contracts, with three individuals, provide for annual salaries of $90,000, $133,000 (plus a 5% annual increase) and $226,000 and are for terms of two to four years providing for severance, which could be as much as 50% of the remaining base salary (or one year's salary whichever is greater) if the individual is terminated without cause. The other two contracts with annual salaries of $82,000 and $285,000 (plus a 5% annual increase) have longer terms of six to ten years and severance, which could be as much as 50% of the remaining base salary (or one year's salary whichever is greater) if the individual is terminated without cause. All the officers and managers covered by contracts have been with the Company for six or more years and some have been employed more than ten years. One individual has a put option under the agreement (Note L). Additionally, provisions exist in the contracts to provide for immediate payment of remaining compensation plus additional amounts totaling $425,000 if a successor of the Company fails to honor the respective contracts. No provision for any severance payments under these employment contracts has been made as of July 31, 1997.

   The Company is engaged in various lawsuits as plaintiff or defendant arising in the normal course of business. In the opinion of management, the ultimate outcome of these lawsuits will not have a material impact on the Company's financial position or results of operations.

   During 1997, Fast Freight was relieved of $321,000 in past due accrued liabilities as a result of the statute of limitations expiring on the respective outstanding balances. This resulted in a $314,000 gain, after income taxes of $7,000, which is recorded in the accompanying financial statements as an extraordinary gain.

   During 1996, Fast Freight entered into an agreement with creditors, whereby it was relieved of its obligation to pay approximately $1,231,000 of past due accounts payable and accrued liabilities in exchange for a $200,000 note payable (Note F). In addition, Fast Freight was also relieved of $330,000 in past due accounts payable and accrued liabilities as a result of the statute of limitations expiring on the respective outstanding balances. These transactions resulted in a $1,296,000 gain, after income taxes of $65,000, which is recorded in the accompanying financial statements as an extraordinary item.

   The Company has established an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers employees who are at least 21 years of age and work at least 1,000 hours per year. The Company matches at its discretion up to 50% of employee contributions up to 6% of the employee,s salary. The Company's matching contributions vest at a rate of 20% per year. The Company contributed approximately $103,000 and $81,000 to the plan during the fiscal years ended July 31, 1997 and 1996, respectively.

   During 1997, the Company purchased $88,000 of inventory from an entity owned by the spouse of an officer of the Company.

NOTE R - EFFECT OF YEAR END ADJUSTMENT

   As explained in Note J, the Company recorded $780,000 of deferred tax assets through the partial reversal of the valuation allowance. This adjustment occurred during the fourth quarter of the 1997 fiscal year.