Form 10KSB, Exhibit 13
period 1998-07-31
LIFSCHULTZ INDUSTRIES INC
filed 1998-10-30
CIK 822046

EXHIBIT 13.01
                      LIFSCHULTZ INDUSTRIES, INC.

                        DESCRIPTION OF BUSINESS

OVERVIEW
--------
     Lifschultz Industries, Inc. (the "Company") is a public company engaged, through its wholly owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing, and marketing of scientific and industrial instrumentation and instrument calibration equipment. The Company is also involved in managing the activities of a nonoperating, wholly owned subsidiary, Lifschultz Fast Freight, Inc. ("LFF"), which has as its principal remaining asset a lease on certain real property in New York City. Hart was acquired by the Company in 1988, while LFF was acquired by the Company in 1991. The Company's management anticipates that the Company's future sales growth, to the extent is occurs, will come from growth in sales of present Hart and CSC product lines and new products which they will introduce in the future.

HISTORY
-------
     The Company was organized under another name in 1987 as a Delaware corporation for the primary purpose of entering into a business combination with a then-unknown entity. In 1988, the Company closed a public offering.

     In 1988, the Company acquired Hart, a Utah corporation formed in 1984. Hart became a wholly owned subsidiary of the Company, and the Company changed its own name to Hart Technologies, Inc. At that time, the management of Hart assumed control of the Company.

     In January 1991, the Company acquired Lifschultz Fast Freight, Inc., a Delaware corporation, which was originally founded as a Chicago freight-hauling business in 1899. The Lifschultz family members who owned LFF obtained approximately 70 percent of the voting stock of the Company as part of the reorganization. In the reorgani-zation, LFF became a wholly owned subsidiary of the Company. At that time, Lifschultz family members David K. Lifschultz and Sidney B. Lifschultz assumed seats on the Company's Board of Directors and the Board of Directors appointed David K. Lifschultz as Chairman and Chief Executive Officer of the Company. They retain those positions today.

The Company's name was changed at that time to its present name.

     During the Company's 1994 fiscal year, the management of Hart elected to separate Hart's calorimetry division from its instrumenta-tion business by incorporating CSC. CSC, a Utah corporation, is now a wholly owned subsidiary of Hart. Dennis R. Hunter, formerly the Chairman of Hart, now serves as President and Chief Executive Officer of CSC. Except as otherwise noted, the discussion of Hart in the following paragraphs includes the business of CSC.

DEVELOPMENTS IN FISCAL 1998
---------------------------
      Total revenues for the Company rose from $12,214,000 in fiscal 1997 to $15,651,000 in fiscal 1998, an increase of 28%. The Company's consolidated net earnings of $1,292,000 in fiscal 1997 decreased to $1,033,000 in fiscal 1998. The decrease is due largely to the fact that net earnings in 1997 contained a recognition of a deferred tax asset to be utilized in future periods and an extraordinary gain due to extinguishment of debt at the Company's Fast Freight subsidiary (totalling $1,094,000), while net earnings in fiscal 1998 contained no such items. Thus, earnings before income tax and extraordinary items increased from $235,000 in fiscal year 1997 to $1,137,000 in fiscal year 1998, a 384% increase.

     The Company's Hart subsidiary has continued to expand sales of its existing product lines and grew 29% during fiscal 1998. Hart's pretax net earnings increased by 173%, from $546,000 in fiscal 1997 to $1,490,000 for fiscal 1998.

     The Company's LFF subsidiary continued to improve its overall financial position by substantially reducing its external debt burden from $87,000 at the end of fiscal year 1997 to $7,000 at the end of fiscal year 1998.

RECENT EVENTS
-------------
     The Nasdaq Stock Market announced in 1997 that it was implementing additional qualitative and quantitative requirements applicable to companies listing on the Nasdaq SmallCap Market. The Company, which has listed its Common Stock on the Nasdaq SmallCap Market since the early 1990s, has fully complied with the new requirements in order to maintain that listing. While the Company has traditionally followed many of the procedures specified in the new requirements (annual meetings, proxy solicitations, and annual reports, for example), the Company also undertook three particular actions in response to the Nasdaq requirements.

     First, the Company needed to exceed a minimum bid price of one dollar for its Common Stock. Historically, the Company's Common Stock had been traded below one dollar, ranging from $.03 to $.25 over the last few years. In January 1998, the Company implemented a one-for fifty stock combination (reverse stock split). The effect of the stock combination was to raise the typical trading price of its Common Stock significantly above one dollar. See "Market For the Company's Common Stock and Related Stockholder Matters".

     Second, the Company recruited and elected two independent (non employee) directors: Joseph C. Fatony and James E. Solomon. The Company anticipates that these new directors, who bring substantial additional business experience to the Board of Directors, will enhance its management team.

     Lastly, the Company established an "audit" committee composed of David Lifschultz and the two new independent directors to assist the Company in the auditing process. Overall, the Company believes that it will benefit from the additional review of its audit performed by the committee.

HART SCIENTIFIC, INC. AND SUBSIDIARY
------------------------------------
     PRODUCTS AND MARKETS. Hart's business strategy is to target narrow market niches in temperature calibration equipment, build a solution-oriented product for those niches, and capture a significant part of the market for each such product category. Products for many different markets are developed from similar base technologies that are proprietary to Hart. Hart has products which are marketed to the battery industry, calibration laboratories, the plastic container industry, the automotive plastics industry, the medical research industry, pharmaceutical companies, and the biotechnology industry. The management of Hart believes that this strategy reduces risk and results in higher margins, lower development costs, and substantially greater growth potential for Hart. Products manufactured and marketed by Hart include biological scanning calorimeters, heat conduction calorimeters, several specialty calorimeters, ultra-stable constant temperature baths, microprocessor-based thermometers, parison calori-meters, a plastics testing device, and various custom instruments.

     CUSTOMER SERVICE AND SUPPORT. Most of Hart's products carry a standard one-year warranty and factory service guarantee. Customer service is structured around an "800 number" toll-free line and in factory service, with on-site repair when necessary.

     PRODUCT DEVELOPMENT. Hart has typically devoted a substantial portion of its revenues to product research and development expendi-tures as a percentage of revenues have historically been relatively high at Hart. During the fiscal year ended July 31, 1998, Hart spent approximately $1,077,000 on Company-sponsored research and development activities, compared to $866,000 in fiscal 1997. Hart management believes such expenditures are necessary for Hart to develop competitive new products and enhancements for its current product line.

     MANUFACTURING AND OPERATIONS. Hart leases a manufacturing and office facility in American Fork, Utah, while CSC leases a manufac-turing and office facility in Provo, Utah. Currently, Hart manufac-tures most of its own instruments, but does sell some instruments manufactured by other companies, sometimes under the Hart label.

     INSURANCE. Hart presently carries property and casualty insur-ance on the equipment used in its business. Some potential losses cannot be insured against or cannot be insured against at reasonable premium rates. The Company could be materially adversely affected if it or Hart were to incur an uninsured or an underinsured loss.

     SUPPLIERS. With the exception of proprietary software, some machined parts, and product housing units, most of the products sold by Hart are assembled from standard off-the-shelf items which are readily available from a variety of suppliers. To date, Hart has not experienced any significant difficulty in obtaining components. Hart employs a purchase order system for purchasing supplies and components and has not found it necessary to enter into any written supplier contracts.

     CUSTOMERS. Hart's customers include research departments of universities, governmental agencies, and industrial corporations. No customer accounted for more than 10 percent of total revenues during fiscal 1998, and the loss of any single customer would not likely cause a material adverse effect on Hart and the Company.

     PATENTS, COPYRIGHTS, AND TRADEMARKS. Hart does not currently have any patents, copyrights, or trademarks for its products. CSC licenses some patented product designs from Applied Thermodynamics and the Johns Hopkins University.

     SALES, DISTRIBUTION, AND MARKETING. Hart sells its specialized instruments directly to customers through direct mailings, including a catalog, advertisements in technical publications, and participation in trade shows. Hart is also exploring other distribution channels for its products, particularly for the European market. CSC utilizes an exclusive distributor in Japan for some of its calorimeter products.

     COMPETITION. Hart's temperature instrumentation products com-pete with similar products from companies such as Techne, Scientific Electronics, and other bath/thermometer manufacturers. Certain Hart product lines have much higher performance specifications than most of the products in these categories and therefore tends to compete less directly with lower performance products. CSC primarily competes with MicroCal and Thermometrics in the calorimetry market.

LIFSCHULTZ FAST FREIGHT, INC.
-----------------------------
     Lifschultz Fast Freight, Inc. was founded in 1899 in Chicago, Illinois to "cart" local freight by horse and wagon. Until it became a wholly owned subsidiary of the Company in January 1991, LFF was owned by descendants of the original founder, David Lifschultz. LFF began inter-city freight transport in 1928 and, under the management of the Lifschultz family, survived the turbulent period from 1929 to 1960, becoming an important factor in several markets. Subsequently, however, LFF's business began to decline until, in March 1990, LFF sold the last of its interstate trucking operations to a group of former employees who did business under the name "Lifschultz Fast Freight Corp.", but later went out of business.

     LFF has an operating lease, expiring at the end of September, 2002 on its former New York trucking terminal. The operating lease provides for a nominal rental during such time as LFF occupies the current premises. On October 18, 1991, LFF and the Company completed a transaction in which the Company issued stock and a stock option to the landlord, Penn Yards Associates, effectively giving it at that time ownership on a fully diluted basis of 10 percent of the voting equity securities of the Company, together with demand registration rights, in exchange for an amendment to the lease covering the New York Terminal (the "Lease Amendment"). The Lease Amendment grants to LFF the right, under certain conditions, to sublet or assign its interest in the New York Terminal. During the Company's 1994 fiscal year, LFF entered into two subleases covering portions of the New York Terminal for eight years at a base rental of $450,000 per year (plus adjustments tied to the Consumer Price Index). These subleases produced an annual rent to LFF of $500,000 in fiscal 1998. Subsequent to the Lease Amendment, Penn Yard Associates transferred its interests to the present landlord, Hudson Waterfront Associates.

EMPLOYEES
---------
     As of September 30, 1998, Hart employed 64 full-time and 6 part time employees, all of whom are employed in Hart's office/manufactur-ing facility in American Fork, Utah. Also as of September 30, 1998, CSC employed 17 full-time employees and two part time employees in its office/manufacturing facility in Provo, Utah. LFF employs one full-time employee and one part-time employee in its New York City office.

OFFICE SPACE
------------
     Hart office, research, and manufacturing operations are located in a 28,000 square foot building in American Fork, Utah. Beginning in 1996, Hart has leased the building for a 10-year term with a monthly rent starting at $13,000 per month with 3% annual increases at the discretion of the landlord after the first three years of the lease. The building was built in 1996, is in good condition, and is currently adequate for Hart's needs.

     CSC occupies a separate office/manufacturing space totalling 7,500 square feet, located in Provo, Utah. It is leasing those premises until the year 1999 at a monthly cost of approximately $5,300. The premises occupied by CSC are of new construction, are in very good condition and are currently adequate for CSC's needs.

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

REGULATION AND ENVIRONMENTAL COMPLIANCE
---------------------------------------
     The Company is subject to various local, state, and federal laws and regulations including, without limitation, regulations promulgated by federal and state environmental and health agencies, the Federal Occupational Safety and Health Administration, and laws pertaining to the hiring, treatment, safety, and discharge of employees. The Company's manufacturing operations must also meet federal, state, and local regulatory standards in the areas of labor, safety, and health. Historically, regulatory compliance has not had a material adverse effect on the Company's sales or operations. The Company believes it is in compliance with applicable laws, including laws related to the handling and use of environmentally hazardous materials.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             ---------------------------------------------
GENERAL
-------
     The Company designs, manufactures, and markets scientific and industrial instrumentation and instrument calibration equipment. Historically, the Company's growth has come from an expanding base of new customers and from increasing sales to existing customers. The Company's current and future growth is largely dependent upon its ability to continue increasing instrument sales to new and existing customers and its ability to successfully introduce and market new or enhanced products. The Company anticipates that over the next 12 months, its primary business strategy and emphasis will be on expanding domestic and international instrument sales.

     Net sales of the Company's products have increased during the fiscal years ended July 31, 1996, 1997 and 1998. Management currently hopes that this general trend will continue, but it is uncertain that it will. In addition to the other possible factors that could reverse this trend (see "Forward-Looking Statements and Factors That May Affect Future Results of Operations" below), Management is concerned about the general negative economic events and trends in parts of the world and their possible impact upon the Company. The economic difficulties currently being experienced by countries in the Far East is of particular concern and could have a negative impact on Company revenues if sales into such countries continue to decline. Management is also concerned that such economic difficulties may spread to the other parts of the world and the United States, negatively affecting sales into other areas.

COMPARISON OF 1998 VERSUS 1997
------------------------------

     NET SALES
     ---------
     Total revenues for the Company increased 28% in fiscal 1998 to $15,651,000 versus $12,214,000 in fiscal 1997. Hart revenues for fiscal 1998 were $15,148,000 versus $11,725,000 in fiscal 1997, a 29%
increase for the current fiscal year. (The financial figures given in this discussion for Hart include the financial figures for its wholly owned subsidiary CSC, unless specifically stated otherwise.) Manage-ment believes the increase in revenues in fiscal 1998 is primarily attributable to increased shipments of some of Hart's more expensive products and a general growth in the shipments of most other product lines.

     LFF had $502,000 in revenues during the 1998 fiscal year com-pared to $486,000 in fiscal year 1997. These revenues were generated primarily from its New York subleases. This revenue will increase annually through 2002 with modest adjustments for inflation tied to the Consumer Price Index.

     Exports made up 30% of total Company revenues in fiscal 1998 compared to 35% in fiscal 1997. Export shipments and sale of more expensive instruments to the Far East decreased significantly during the second half of the fiscal year. Management expects lower sales and shipments to this export market for at least the next fiscal year and possibly longer. Other export markets have shown mixed results during the year. Economic uncertainties in many export markets and the world in general make it difficult to predict the impact that these markets will have on Hart's revenues.

     Management expects that future growth in revenues, to the extent it occurs, will come primarily from increased sales to existing customers and continued marketing efforts to reach new customers.

     GROSS PROFIT
     ------------
     Gross profit margins for Hart were 51% in fiscal 1998 compared to 49% in fiscal 1997. These margins vary primarily due to shifts in the product mix shipped and the sales channels used. Products sold through Hart's own direct sales force have higher margins than products sold through distributors and representatives of Hart (primarily exports). Products manufactured by Hart tend to have better profit margins than products redistributed by Hart. Manage-ment believes that gross margins increased in fiscal 1998 primarily due to a product shipment mix of higher margin products.

     OPERATING EXPENSES
     ------------------
     General and administrative (G&A) expenses at Hart were 24% of total revenues in fiscal 1998 versus 26% during fiscal 1997. Actual spending increased by 21% or $634,000. G&A expenses at LFF were $593,000 in fiscal 1998 versus $545,000 in fiscal 1997.

     Marketing expenses at Hart decreased from 10% of revenues in fiscal 1997 to 9% of revenues in fiscal 1998. Actual spending increased by 18%, or $215,000, resulting primarily from sales catalog production costs. The market environment for Hart's products is becoming increasingly competitive as other companies recognize market potential in Hart's market niches and as Hart expands into other market niches with competitors already in place. In the future, marketing costs as a percentage of revenue could reasonably be expected to increase in this market environment and management expects this will be the case.

     Research and development expenditures at Hart were $1,077,000 in fiscal 1998 versus $866,000 in fiscal 1997. Hart continues to develop new products and improve existing products. To remain competitive, R&D spending is likely to increase in the future.

     NET EARNINGS
     ------------
     Net earnings for the Company were $1,033,000 in fiscal 1998 versus $1,292,000 for fiscal 1997. The Company's net earnings in 1998 did not include recognition of deferred tax assets to be utilized in future periods or any extraordinary gain items. In contrast, the Company's net earnings in 1997 included a recognition of a deferred tax asset in the amount of $780,000 to be utilized in future periods and an extraordinary gain of $314,000 from extinguish-ment of debt at LFF.

     Earnings of the Company before income tax and extraordinary gain for fiscal 1998 were $1,137,000 versus $235,000 for fiscal 1997, a 384% increase. Hart had net pretax income of $1,490,000 for the current fiscal year versus a net pretax income of $546,000 for fiscal 1997, a 173% increase. Management believes that general increases in revenue, increased shipments of higher priced instruments with better margins, and a higher percentage of revenue produced in directs sales markets with higher margins accounted for the increase in operating earnings.

     As mentioned above, the tax benefit realized by the Company in 1997 was in large part due to a recognition of a deferred tax asset to be utilized in future periods. Under applicable accounting standards, if a tax loss carryforward is more likely than not to be utilized in future years then such loss should be recognized as an asset and a current income item. It was determined that a portion of the Company's tax loss carryforward (which, for tax reporting purposes, currently is $7,686,000) should be recognized as an asset and income in the 1997 fiscal year. This had the effect of raising net earnings by $780,000 in 1997. When the deferred tax asset of $780,000 is amortized, the effect will be a reduction of net earnings in future years. Furthermore, if it were to be determined in the future that the Company's remaining tax loss carryforward is more likely than not to be utilized, similar treatment of the remaining unrecorded tax loss carryforward in such future years could have the result of initially increasing assets and net earnings with later reductions in assets and net earnings upon subsequent amortization.

     The LFF subleases are carried on the balance sheet as an asset equal in value to the cash expected to be generated by the subleases over their life. As the sublease revenues are received the sublease asset is amortized by a like amount. The net effect is that, while these revenues generate cash flow for use by LFF for expenses

($500,000 in fiscal 1998), they have no impact upon the statement of earnings of the Company. LFF expenses, such as salaries, are actually covered by the cash flow from the subleases and payments from Hart, but these expenses reduce the overall operating profit of the Company because the revenues from the subleases are offset, on an accounting basis, by the amortization of the leasehold asset.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
     The Company has historically financed its growth through cash from operations and occasional borrowings under a secured line of credit. Net cash flows provided by operating activities during fiscal 1998 were $778,000 and $144,000 in fiscal 1997.

     As previously mentioned, revenues from the LFF New York subleases have been historically used to pay for expenses at the New York office and continuing reduction of debt at the LFF subsidiary. The external debt of LFF at the end of fiscal 1998 was $7,000, which is down from $87,000 at the end of fiscal 1997.

     Hart and CSC each carry a line of credit with Key Bank N.A. The combined companies had a maximum borrowing capacity of $775,000 as of July 31, 1998. At that time, approximately $625,000 of the credit lines was available for use. Use of this credit line varies with product shipments and other factors. Management believes that its line of credit will be sufficient for Company purposes in the near future. The line of credit requires that the Company maintain certain financial ratios and levels of working capital, all of which were met as of July 31, 1998.

     The Company's current ratio as of July 31, 1998 was 3.44 versus
2.87 to 1 on July 31, 1997. The ratio of total debt to total assets at July 31, 1998 was .20 versus .21 on July 31, 1997.

     As of July 31, 1998, the Company's working capital was $5,035,000.

     The Company has no material commitments for capital expenditures.

     Under the Company's current plans, the Company believes that the existing cash, unused borrowing facilities and cashflow from opera-operations will provide sufficient liquidity and enable it to meet its working capital requirements during the next year.

YEAR 2000
---------
     Many existing computer programs, worldwide, use only the last two digits to refer to a year. Such computer programs may not properly recognize a year beginning with "20" instead of the current "19". If not corrected, many computer applications could fail or create incorrect results. This phenomena is often referred to as the "Year 2000" or "Y2K" problem. There is substantial concern that if the Year 2000 problem is not adequately addressed, there may be widespread problems with computer applications in all areas of use, potentially affecting the global economy.

     With regard to the Company, if the Company's internal systems and products do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has begun the process of assessing the impact and necessary resources required to make its systems and products compatible with the use of dates beyond 1999.

     Company management believes that the internal systems of Lifschultz Industries, the holding company, and LFF, its non-operating subsidiary, will not be materially affected by the Year 2000 problem because their operations are minimal. Review by Hart to date indicates that its internal information systems (for inven-tory control, sales, invoicing, purchasing, manufacturing, payroll, etc.), its local area network software, and many of its personal computers are Year 2000 compliant. Review by CSC to date similarly indicates that its internal information systems (for inventory con-trol, sales, invoicing, purchasing, manufacturing, payroll, etc.), its local area network software, and many of its personal computers are Year 2000 compliant. The Company currently expects continued review and testing of its internal information systems to be com-pleted by June 1999 and any repair or replacement work completed by the end of 1999. Hart is also in the process of contacting vendors for its facility systems. CSC expects to begin contacting is facility system vendors before 1999. Company management is not sure when, if ever, such vendors will respond.

     At this time, management of Hart and CSC do not expect any significant adverse effects from the year 2000 problem with regard to their respective products. The majority of their products do not use a date. The remaining products that do use a date have been tested for Year 2000 compliance and appear to comply, or will comply by resetting the date after December 31, 1999. Due to the inherent limitations of real-time clock devices and system BIOS, however, future testing could exhibit different results. Additionally, in some cases, problems may be unforeseen, and occur regardless of the testing that is done. Company management currently believes that if such problems do arise they can be corrected without a material adverse effect on the overall financial performance of the Company.

     The Company has also begun the process of assessing the possible effects of Year 2000 problems on its significant vendors, which could in turn affect the Company's operations. Lifschultz Industries and Hart have begun the process of contacting their larger vendors to determine their Year 2000 compliance. CSC will begin such process prior to 1999. To date, some vendors have not responded to requests for information, and management is not sure when, if ever, such vendors will respond. At the present time, the Company is not able to determine the extent to which its customers or vendors will have Year 2000 difficulties and cannot accurately assess the potential for adverse effects on the Company's operations or financial condition.

     Because of the widespread nature of the Year 2000 problems and the difficulty of analyzing the potential impact of third parties experiencing Year 2000 problems, the Company is considering formulating a contingency plan. Among other things, the Company may begin identifying alternative sources of supplies and services.

     The Company's expenses addressing Year 2000 issues to date have not been material to the Company's operations or financial results. The Company currently estimates that its Year 2000 costs over the next two fiscal years related to its internal systems and products will range from $5,000 to $20,000. The estimated costs are based on management's best projections, yet there can be no guarantee that these forecasts will be achieved and actual results could differ materially from those anticipated. Management anticipates that these costs will be funded through operating cash flows. The Company has not yet been able to estimate the costs it may incur as a result of its vendors and customers experiencing Year 2000 difficulties.

FORWARD-LOOKING STATEMENTS AND FACTORS
THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS
--------------------------------------------
     The statements made herein that include the terms "may", "will", "management believes"," estimate", "project", "anticipate", "expect", and similar words are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are deemed by the Company to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Investors and prospective investors in the Company should understand that several factors govern whether any forward-looking statement con-tained herein will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties, including those described in the Company's 1998 Form 10-KSB and other filings with the Securities and Exchange Commission. These forward-looking statements are based on assumptions, among others, that the Company a) will be able to successfully increase its share of the scientific instrument market, introduce new product lines to existing customers, enter new markets, and continue developing new products, and b) will continue to manufacture and market at current margins high quality products at competitive prices. Assumptions relating to the foregoing and other forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there is and can be no assurance that the results contemplated in any such forward-looking statement will be realized. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revision. The impact of actual experience and business developments may cause the Company to alter its marketing, capital expenditure plans or other budgets, which may in turn affect the Company's result of operations. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

     Due to factors noted above, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

                 DIRECTORS AND EXECUTIVE OFFICERS
                         OF THE COMPANY
                 --------------------------------

     The following table sets forth certain information concerning directors and executive officers of the Company:
                                                       Began Service
                                                       as an Officer
Name                    Age    Positions Held           or Director
-------------------     ---    ----------------------  -------------
David K. Lifschultz     52     Chairman and                 1991
                               CEO of the Company
                               (also President and
                               Director of LFF)

Dennis R. Hunter        47     President, Director,         1988
                               and CFO of the Company
                               (also CEO, President,
                               and Chairman of CSC and
                               Director of Hart)

Sidney B. Lifschultz    86     Director of the Company      1991

Joseph C. Fatony        51     Director of the Company      1998

James E. Solomon        48     Director of the Company
                               and Hart                     1995

James C. Triplett       48     Chairman and CEO of Hart     1988

J. Randall Owen         40     President and COO of Hart    1994

Michael Hirst           49     Vice President and           1988
                               Director of Hart


     For further information on these individuals, including biographies, please refer to the Company's Proxy Statement.

               MARKET FOR THE COMPANY'S COMMON STOCK AND
                      RELATED STOCKHOLDER MATTERS
               -----------------------------------------

     The Company's Common Stock has been listed on the Nasdaq Small-Cap Market since 1991. It trades under the symbol LIFF. The prices below are for the high and low closing sales prices of the Company's Common Stock, and are drawn from Nasdaq reports rounded to the near-est cent. The prices shown for periods prior to 1998 are adjusted to reflect the Company's reverse stock split in January 1998.

                        FISCAL 1997            FISCAL 1998
                     -----------------     ------------------
     PRICE RANGE      HIGH       LOW        HIGH        LOW
     -----------     ------     ------     ------     -------
     1st Quarter     $12.50     $ 8.00     $ 6.25     $ 3.125

     2nd Quarter     $12.50     $ 6.50     $ 6.25     $ 3.125

     3rd Quarter     $11.00     $ 4.50     $10.00     $ 4.375

     4th Quarter     $ 8.00     $ 3.00     $ 8.75     $ 5.625

     As of September 8, 1998 there were approximately 338 record holders of Common Stock (which includes brokerage firms and their affiliates holding certificates in "street name" for a larger number of beneficial owners) and 3 holders of Company preferred stock.

     No cash dividends have been paid on any class of the Company's capital stock since inception.

                         FINANCIAL STATEMENTS
                         --------------------

     The consolidated financial statements of Lifschultz Industries, Inc. and subsidiaries at July 31, 1998 and 1997 and for each of the two years ended July 31, 1998 and 1997 appearing at the end of this Annual Report to Shareholders have been examined by the Company's independent auditors, as and to the extent set forth in their reports appearing therein.
















              LIFSCHULTZ INDUSTRIES, INC. AND SUBSIDIARIES

            CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF
               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                         JULY 31, 1998 AND 1997

              Lifschultz Industries, Inc. and Subsidiaries

               Index to Consolidated Financial Statements

                                                                    Page
                                                                    ----
Report of Independent Certified Public Accountants                    1

Consolidated financial statements

     Balance sheets                                                   3

     Statements of earnings                                           5

     Statements of shareholders' equity                               6

     Statements of cash flows                                         8

     Notes to consolidated financial statements                      10

                         REPORT OF INDEPENDENT
                      CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Lifschultz Industries, Inc.


We have audited the accompanying consolidated balance sheets of Lifschultz Industries, Inc. and Subsidiaries (the Company) as of July 31 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 1998 and 1997, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.


GRANT THORNTON LLP
Provo, Utah
September 25, 1998

                    CONSOLIDATED FINANCIAL STATEMENTS
              Lifschultz Industries, Inc. and Subsidiaries
                       CONSOLIDATED BALANCE SHEETS
                                July 31,

                                 ASSETS


                                                 1998            1997
                                            ------------     -----------
CURRENT ASSETS
   Cash and cash equivalents                $    989,000     $   901,000
   Marketable securities                         805,000         576,000
   Trade accounts receivable, net              2,468,000       1,838,000
   Related party receivable                       79,000          30,000
   Deferred income taxes                         234,000         238,000
   Inventories                                 2,386,000       1,888,000
   Other current assets                          136,000         142,000
                                            ------------     -----------
      Total current assets                     7,097,000       5,613,000



PROPERTY HELD FOR LEASE, NET                   2,066,000       2,566,000



PROPERTY AND EQUIPMENT, NET                      972,000         876,000



LAND                                             100,000               -



DEFERRED INCOME TAXES                            550,000         542,000
                                            ------------     -----------
                                            $ 10,785,000     $ 9,597,000
                                            ============     ===========


     The accompanying notes are an integral part of these statements.

                  LIABILITIES AND SHAREHOLDERS' EQUITY

                                                1998             1997
CURRENT LIABILITIES                         -------------   -------------
   Notes payable to banks                   $    154,000    $    153,000
   Accounts payable                              519,000         473,000
   Income taxes payable                           34,000         101,000
   Accrued liabilities                         1,318,000       1,157,000
   Note payable to shareholder                     3,000          50,000
   Current maturities of capital
     lease obligations                            32,000          22,000
   Current maturities of long-term obligation      2,000               -
                                            -------------   -------------
      Total current liabilities                2,062,000       1,956,000

LONG-TERM OBLIGATION,
  less current maturities                          7,000               -

CAPITAL LEASE OBLIGATIONS,
  less current maturities                        110,000         101,000

COMMITMENTS                                            -               -

SHAREHOLDERS' EQUITY
   Convertible preferred stock, par value $0.01;
   authorized 100,000 shares
      Series A; issued and outstanding 5,200
        shares in 1998 and 1997.                       -               -
      Series E; issued and outstanding 21,231
        shares in 1998 and 1997                        -               -
   Common stock, par value $0.001;
      authorized 1,650,000 shares;
      issued 1,117,519 shares in 1998 and
      1,111,390 shares in 1997                     1,000           1,000
   Additional paid-in capital                 11,060,000      11,042,000
   Common stock subscriptions
      receivable from related parties                  -         (15,000)
   Treasury stock, at cost
      (23,000 common shares)                    (157,000)       (157,000)
   Accumulated deficit                        (2,298,000)     (3,331,000)
                                            -------------   -------------
      Total shareholders' equity               8,606,000       7,540,000
                                            -------------   -------------
                                            $ 10,785,000    $  9,597,000
                                            =============   =============

              Lifschultz Industries, Inc. and Subsidiaries
                  CONSOLIDATED STATEMENTS OF EARNINGS
                          Year ended July 31,


                                                1998           1997
                                            -----------    ------------
Net sales                                   $15,651,000    $12,214,000

Costs and expenses
   Cost of products sold                      7,416,000      6,013,000
   Selling, general and administrative        5,967,000      5,056,000
   Research and development                   1,077,000        866,000
   Interest                                      54,000         44,000
                                            -----------    ------------
                                             14,514,000     11,979,000
                                            -----------    ------------
      Earnings before income taxes and
        extraordinary item                    1,137,000        235,000

Income tax expense (benefit)                    104,000       (743,000)
                                            -----------    ------------
      Earnings before extraordinary item      1,033,000        978,000
                                            -----------    ------------
Extraordinary item - gain on extinguish-
  ment of debt (less applicable
  income taxes of $7,000 in 1997)                     -        314,000
                                            -----------    ------------
NET EARNINGS                                $ 1,033,000    $ 1,292,000
                                            ===========    ============

Net earnings per common share - basic
      Earnings before extraordinary item           0.95           0.95
      Extraordinary item                              -           0.30
                                            -----------    ------------
         Net earnings                       $      0.95    $      1.25
                                            ===========    ============

Net earnings per common share -
  assuming dilution
      Earnings before extraordinary item           0.88           0.82
      Extraordinary item                              -           0.26
                                            -----------    ------------
         Net earnings                       $      0.88    $      1.08
                                            ===========    ============

    The accompanying notes are an integral part of these statements.
                                5

                       Lifschultz Industries, Inc. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        For the years ended July 31, 1998 and 1997

                            Preferred Stock                Common Stock
                         ---------------------    Addt'l     Subscrip-
                  Common Series Series  Series    Paid-In     tions    Treasury   Accumulated
                   Stock    A      B       E      Capital   Receivable   Stock      Deficit      Total
                   ------  ---- ------- ------- -----------  --------- ---------- ------------ ----------
Balance at
  8/1/96           $1,000     - $8,000  $1,000  $11,021,000  $(15,000) $(157,000) $(4,623,000) $6,236,000
Stock issued
  upon exercise
  of options            -     -      -       -        4,000         -          -            -       4,000
Tax effect of stock
  options exercised     -     -      -       -        8,000         -          -            -       8,000
Preferred stock
  series transfers      -     - (8,000) (1,000)       9,000         -          -            -           -
Net earnings            -     -      -       -            -         -          -    1,292,000   1,292,000
                   ------  ---- ------- ------- -----------  --------- ----------        ------------ ----------
Balance at 7/31/97  1,000     -      -       -   11,042,000   (15,000)  (157,000)  (3,331,000)  7,540,000
Stock issued
  upon exercise
  of options            -     -      -       -       10,000         -          -            -      10,000
Tax effect of stock
  options exercised     -     -      -       -        8,000         -          -            -       8,000
Compensation
  to officers           -     -      -       -            -    15,000          -            -      15,000
Net earnings            -     -      -       -            -         -          -    1,033,000   1,033,000
                   ------  ---- ------- ------- -----------  --------- ---------- ------------ ----------
Balance at 7/31/98 $1,000     - $    -  $    -  $11,060,000         -  $(157,000) $(2,298,000) $8,606,000
                   ======  ==== ======= ======= ===========  ========= ========== ============ ==========



              Lifschultz Industries, Inc. and Subsidiaries
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                           Year ended July 31,

                                                        1998         1997
                                                   ------------- ------------
Increase (decrease) in cash and cash equivalents
   Cash flows from operating activities
      Net earnings                                 $  1,033,000  $ 1,292,000
      Adjustments to reconcile net earnings to
        net cash provided by operating activities
          Depreciation and amortization                 262,000      277,000
          Amortization of leasehold interest            500,000      407,000
          Provision for bad debt                        (15,000)     (13,000)
          Compensation to officers                       15,000            -
          Deferred income taxes                           4,000     (780,000)
          Extraordinary gain                                  -     (321,000)
          (Gain) loss on sale of property and
            equipment                                    (5,000)       6,000
          Changes in assets and liabilities
            Accounts receivable                        (615,000)     (51,000)
            Related party receivable                    (49,000)       4,000
            Inventories                                (498,000)    (400,000)
            Other current assets                          6,000      (82,000)
            Accounts payable                             46,000      162,000
            Accrued liabilities                         161,000     (344,000)
            Income taxes payable                        (67,000)     (13,000)
                                                   ------------- ------------
               Total adjustments                       (255,000)  (1,148,000)
                                                   ------------- ------------
               Net cash provided by
                 operating activities                   778,000      144,000
                                                   ------------- ------------
   Cash flows from investing activities
      Purchase of property and equipment               (412,000)    (540,000)
      Proceeds from sale of property and equipment        6,000            -
      Purchase of marketable securities                (786,000)    (805,000)
      Proceeds from maturities of
        marketable securities                           557,000      830,000
                                                   ------------- ------------
               Net cash used in
                 investing activities                  (635,000)    (515,000)
                                                   ------------- ------------

                               (continued)
              Lifschultz Industries, Inc. and Subsidiaries
           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                          Year ended July 31,
                                                        1998         1997
                                                   ------------- ------------
   Cash flows from financing activities
      Net change in notes payable to banks                1,000      (29,000)
      Proceeds from issuance of long term debt           10,000            -
      Principal payments on long-term obligations       (48,000)           -
      Principal payments on capital lease
         obligations                                    (28,000)      (7,000)
      Principal payments on note payable to
         creditor                                             -     (120,000)
      Net proceeds from issuance of common stock         10,000        4,000
                                                   ------------- ------------
               Net cash used in
                 financing activities                   (55,000)    (152,000)
                                                   ------------- ------------
               Net increase (decrease)
                 in cash and cash equivalents            88,000     (523,000)

Cash and cash equivalents at beginning of year          901,000    1,424,000
                                                   ------------- ------------
Cash and cash equivalents at end of year           $    989,000  $   901,000
                                                   ============= ============

Supplemental disclosures of cash flow information
-------------------------------------------------
Cash paid during the year for
   Interest                                         $    54,000  $    45,000
   Income taxes                                          42,000      166,000

Noncash investing and financing activities
------------------------------------------

During 1998, common stock subscriptions receivable totaling $15,000 were relieved in exchange for compensation to officers.

During 1998 and 1997, the Company entered into capital leases for $47,000 and $130,000 of equipment, respectively.

Also during 1998 and 1997, the tax effect of exercising stock options was an $8,000 increase to additional paid-in-capital.

During 1997, as described in Note K, holders of the various series of the Company's preferred stock converted part of those respective shares for common stock approximating 237,000 shares.
       The accompanying notes are an integral part of these statements.

              Lifschultz Industries, Inc. and Subsidiaries
           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
                          Year ended July 31,


Also during 1997, as described in Note O, the Company was relieved of $321,000 in past due accounts payable and accrued liabilities.



       The accompanying notes are an integral part of these statements.

              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

   1.  Principles of consolidation
       ---------------------------

   The consolidated financial statements of Lifschultz Industries, Inc. and Subsidiaries (the Company) include the accounts of Lifschultz Industries, Inc. a non-operating holding company, and its wholly-owned subsidiaries, Hart Scientific, Inc. (Hart), Lifschultz Fast Freight, Inc. (Fast Freight), and Calorimetry Sciences Corporation (Calorimetry), which is a wholly-owned subsidiary of Hart. All significant intercompany trans-actions and balances have been eliminated. The Company currently only has one line of business from which it derives revenues.

   2.  Business activity
       -----------------

   Hart is engaged in the design, manufacturing, and marketing of high precision calibration instruments and sensors for use in laboratories and industry. Hart is also engaged in related research and development projects.

   Calorimetry is engaged in the design, manufacturing and marketing of scientific instruments.

   Fast Freight is currently a non-operating freight-hauling company.

   3.  Cash and cash equivalents
       -------------------------

   The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

   4.  Marketable securities
       ---------------------

   Investments are comprised of government securities, which mature in one year or less and are classified as available-for-sale. Available-for-sale securities are measured at fair value with net unrealized gains

             Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   and losses reported in equity. There were no significant net unrealized holding gains or losses during 1998 and 1997.

   5.  Inventories
       -----------

   Inventories are valued at the lower of cost or market using the first-in, first-out method.

   6.  Property and equipment
       ----------------------

   Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, whereas major replace-ments and improvements are capitalized and subsequently depreciated or amortized. For financial reporting purposes, depreciation and amortiza-tion is provided on a straightline basis over the lesser of the estimated useful lives of the assets or the life of the respective lease, if appli-cable. Accelerated methods of depreciation are used for tax purposes.

   7.  Property held for lease
       -----------------------

   Property held for lease represents a non-operating trucking terminal under a lease and is carried at the undiscounted cash flows which result from the underlying sublease. The property held for lease is being amortized through the year 2002, which is the life of the sublease.

   8.  Research and development
       ------------------------

   Research and development costs have been charged to expense as incurred.

   9.   Revenue recognition and deferred revenue
        ----------------------------------------

   Sales are recorded when the product is shipped to a customer. Payments received for unshipped products are recorded as deferred revenue and are included in accrued liabilities.

             Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   10.   Earnings per share
         ------------------

   Basic earnings per common share are based on the weighted average number of shares outstanding during each year. Diluted earnings per common share are based on shares outstanding (computed as under basic) and potentially dilutive common shares. Potential common shares included in the dilutive earnings per share calculation include stock options granted and convertible preferred stock.

   11.   Income taxes
         ------------

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

   12.   Use of estimates
         ----------------

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

   13.  Fair value of financial instruments
        -----------------------------------

   The carrying value of the Company's cash and cash equivalents, market-able securities, trade receivables, notes payable and trade payables approximates their fair values due to their short-term nature.

              Lifschultz Industries, Inc. and Subsidiaries
                  NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   14.   Common stock
         ------------

   The Company records amounts received upon the exercise of options by crediting common stock and additional paid-in-capital. No charges are reflected in the consolidated statements of earnings as a result of the grant or exercise of stock options. The Company realizes an income tax benefit from the exercise of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in-capital.

   15.   Certain reclassifications
         -------------------------

   Certain non-material reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation

   16.   Recently issued accounting statements not yet adopted
         -----------------------------------------------------

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

             Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

   Disclosure of segments
   ----------------------

   Also in June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." This statement requires an entity to report financial and descriptive information about their reportable operating segments. An operating segment is a component of an entity for which financial information is developed and evaluated by the entity's chief operating decision maker to assess performance and to make decisions about resource allocation. Entities are required to report segment profit or loss, certain specific revenue and expense items and segment assets based on financial information used internally for evaluating performance and allocating resources. This statement is effective for fiscal years beginning after December 15, 1997 and requires restatement of prior period financial statements presented for comparative purposes.

   Management does not believe that the adoption of SFAS 130 and SFAS 131 will have a material effect on the Company's consolidated financial statements.

NOTE B - CREDIT CONCENTRATION AND EXPORT SALES

   1.  Credit concentration
       --------------------

   The Company maintains cash balances at several financial institutions located in the United States. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $558,519 at July 31, 1998.

   Financial instruments which potentially subject the Company to credit risk concentration consist primarily of trade accounts receivable. The Company sells to customers utilizing scientific and industrial instrumentation and instrument calibration equipment located
   throughout the world.   The Company sells substantially to recurring
   customers wherein the customer's ability to pay has previously been evaluated. The Company generally does not require collateral. The majority of its trade receivables are unsecured. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. At July 31, 1998 and 1997, this allowance was $15,000 and $13,000 respectively.

             Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE B - CREDIT CONCENTRATION AND EXPORT SALES - CONTINUED

   2.   Export sales
        ------------

   Export sales consist of the following:
                                                1998            1997
                                            -----------     -----------
      Europe                                $ 2,136,000     $ 1,565,000
      Far East                                1,682,000       2,040,000
      Middle East                               236,000          77,000
      North America                             282,000         287,000
      South America                             359,000         314,000
                                            -----------     -----------
                                            $ 4,695,000     $ 4,283,000
                                            ===========     ===========

NOTE C - INVENTORIES

   Inventories consist of the following:
                                                1998            1997
                                            -----------     -----------
      Raw materials                         $ 1,306,000     $ 1,003,000
      Work in process                           947,000         792,000
      Finished goods                             31,000          17,000
      Demonstration units                       102,000          76,000
                                            -----------     -----------
                                            $ 2,386,000     $ 1,888,000
                                            ===========     ===========

              Lifschultz Industries, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE D - PROPERTY HELD FOR LEASE

   Property held for lease consists of the following:

                                                1998            1997
                                            -----------     -----------
      Leasehold interest                    $ 7,500,000     $ 7,500,000

      Less
        Accumulated amortization              3,808,000       3,308,000
        Valuation allowance to adjust to
          undiscounted cash flows             1,626,000       1,626,000
                                            -----------     -----------
                                              5,434,000       4,934,000
                                            -----------     -----------
                                            $ 2,066,000     $ 2,566,000
                                            ===========     ===========

   The Company leases a warehouse for nominal rent through September 2002. This leasehold interest is carried on the Company's balance sheet at the undiscounted cash flows expected from the property through subleases over the life of the related lease. The leasehold interest and related improvements are being amortized over the life of the related lease, which expires in September 2002. Noncancelable subleases related to this property, presently in place, provide for the Company to receive payments approximating $500,000 per year, sub-ject to annual Consumer Price Index increases, through September 2002.

NOTE E - PROPERTY AND EQUIPMENT

   Property and equipment and estimated useful lives consist of the following:
                                       Years        1998          1997
                                       -----    ----------    ----------
   Furniture and fixtures               3-5     $  960,000    $  822,000
   Machinery and equipment              5-10       562,000       489,000
   Equipment held under capital lease   10         260,000       130,000
   Leasehold improvements               5-8        284,000       271,000
                                                 ---------     ---------
                                                 2,066,000     1,712,000
   Less accumulated depreciation
     and amortization                            1,094,000       836,000
                                                ----------    ----------
                                                $  972,000    $  876,000
                                                ==========    ==========

              Lifschultz Industries, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE F - CREDIT ARRANGEMENTS

   1.  Notes payable to banks
       ----------------------

   The notes payable to banks consist of a line of credit issued to Hart with interest at prime plus 1.5 percent (10 percent at July 31, 1998). The line, which is scheduled for renewal in December 1998, is collat-eralized by Hart common stock, trade accounts receivable, inventories, and equipment. Available borrowings under this line of credit are limited to 85 percent of eligible trade accounts receivable and 30 percent of eligible inventories, not to exceed $650,000. As of July 31, 1998, $500,000 was available under the line.

   In addition, Calorimetry has an available line of credit of $125,000 with a bank. The line, which is scheduled for renewal in December 1998, is collateralized by accounts receivable and equipment. Amounts outstanding incur interest at prime plus 1.5 percent (10 percent at July 31, 1998). No amounts were outstanding on the line at July 31, 1998 or 1997.

   2.  Note payable to shareholder
       ---------------------------

   Note payable to shareholder represents an unsecured demand note with interest at approximately 7.5 percent.


NOTE G - LONG-TERM OBLIGATIONS

   1.   Capital Leases
        --------------

   The Company has capital lease obligations with a corporation. The balances at July 31, 1998 and 1997, total $142,000 and $123,000 respectively and bear interest at approximately nine percent per year. Payments of approximately $3,000 and $1,000 are due monthly and the obligations are due in full in February of 2002 and June of 2003 respectively. The obligations are collateralized by the leased equipment.

   The Company has accumulated amortization relating to the capital leases (Note E) of $35,000 and $15,000 as of December 31, 1998 and 1997, respectively. Amortization expense on capital leases approximated $20,000 and $15,000.

              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE G - LONG-TERM OBLIGATIONS - CONTINUED

   The following is a schedule of the capital lease obligation at July 31, 1998:

      Year ending July 31,
      --------------------
             1999                            $    44,000
             2000                                 44,000
             2001                                 44,000
             2002                                 33,000
             2003                                 11,000
          Thereafter                                   -
                                             -----------
      Total minimum leases payments              176,000

      Less amount representing interest           34,000
                                             -----------
      Present value of net minimum
        lease payments                           142,000

      Less current maturities                     32,000
                                             -----------
      Long-term obligation                   $   110,000
                                             ===========

   2.   Debt
        ----

   The Company has a 7.29 percent note payable to a finance company, collateralized by a vehicle which is payable in monthly installments of $200 including interest and due October 2002.

   Aggregate maturities of long-term debt are as follows:

      Year ending July 31,
      --------------------
             1999                            $     2,000
             2000                                  2,000
             2001                                  2,000
             2002                                  2,000
             2003                                  1,000
          Thereafter                                   -
                                             -----------
                                             $     9,000
                                             ===========

              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE H - OPERATING LEASES

   The Company leases laboratory and office space under operating leases expiring in various years through 2005. The lease payments increase throughout the term of leases at three percent annually.

   Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year are as follows:

      Year ending July 31,
      --------------------
             1999                            $   214,000
             2000                                161,000
             2001                                166,000
             2002                                170,000
             2003                                176,000
          Thereafter                             447,000
                                             -----------
                                             $ 1,334,000
                                             ===========

   Rent expense totaled $220,000 and $196,000 for the years ended
   July 31, 1998 and 1997, respectively.

   The Company has a right of first refusal to purchase this real estate at approximate market value.


NOTE I - ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                 1998            1997
                                            ------------     -----------
      Payroll, payroll taxes and benefits   $    403,000     $   351,000
      Bonuses                                    535,000         405,000
      Warranties                                 159,000         132,000
      Other                                      221,000         269,000
                                            ------------     -----------
                                            $  1,318,000     $ 1,157,000
                                            ============     ===========

              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE J - INCOME TAXES

   Components of income tax expense (benefit) consist of the following:

                                                 1998            1997
                                            ------------     -----------
   Current
      Federal                               $   495,000     $   308,000
      State                                      83,000          34,000
         Less benefit of net operating
           loss carryforward net of
           alternate minimum tax               (470,000)       (298,000)
                                            ------------    ------------
                                                108,000          44,000
   Deferred                                 ------------    ------------
      Federal                                    (3,500)       (675,000)
      State                                        (500)       (105,000)
                                            ------------    ------------
                                                 (4,000)       (780,000)
                                            ------------    ------------
   Total taxes before extraordinary item        104,000        (736,000)

   Allocated to extraordinary item
      Federal                                         -          (6,000)
      State                                           -          (1,000)
                                            ------------    ------------
                                            $   104,000     $  (743,000)
                                            ============    ============

   The provision for income taxes differs from the statutory Federal income tax rate due to the following:

                                                1998             1997
                                           -------------    ------------
      Income taxes computed at federal
        statutory rate of 34%              $    387,000     $   189,000
      State taxes, net of federal benefit        83,000          19,000
      Net operating loss carryforward
        utilized                               (380,000)       (174,000)
      Deferred tax assets not previously
        recorded                                      -        (780,000)
      Non-deductible expenses                    11,000          10,000
      Other                                       3,000               -
                                            ------------    ------------

             Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE J - INCOME TAXES - CONTINUED

        Total income taxes (benefit)            104,000        (736,000)
        Income taxes allocated to
          extraordinary item                          -          (7,000)
                                            ------------    ------------
                                            $   104,000     $  (743,000)
                                            ============    ============

   The tax effects of temporary differences which give rise to deferred tax assets and liabilities are as follows:

                                               1998           1997
      Current deferred tax assets          -----------    -----------
        Deferred compensation              $  119,000     $  131,000
        Allowance for doubtful accounts         2,000          5,000
        Accrued expenses                       92,000         62,000
        Contributions carryforward             38,000         18,000
        Uniform inventory capitalization      (17,000)        24,000
        Other                                       -         (2,000)
                                           -----------    -----------
          Net current tax assets           $  234,000     $  238,000
                                           ===========    ===========
      Long-term deferred tax assets
        Net operating loss carryforwards   $2,867,000     $3,410,000
        Excess book depreciation and
          amortization                         16,000         31,000
        Alternative minimum tax credit
          carryforward                        153,000        131,000
        Less valuation allowance           (2,486,000)    (3,030,000)
                                           -----------    -----------
          Net long-term current
            tax assets                     $  550,000     $  542,000
                                           ===========    ===========

   During 1998 and 1997, management evaluated the prospects for future profitable operations of the Company. Because the Company has gener-ated operating profits for the last several years and current budget forecasts show profits will continue into the future, management concluded it is more likely than not that a portion of the deferred tax asset will be realized in the future. The valuation allowance on deferred taxes was decreased $780,000 during 1997, to adjust for this change in judgment on the realizability of the deferred tax asset. No further adjustments to the valuation allowance relating to the reali-zation issue were deemed necessary during 1998. Also, the remaining change in the valuation allowance during 1998 and 1997 is due to

              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE J - INCOME TAXES - CONTINUED

   utilization of a portion of the net operating loss and the net change in the other deferred tax assets and liabilities.

   At July 31, 1998, the Company has net operating loss carryforwards for tax reporting purposes of approximately $7,686,000 which expire from 2004 through the year 2007.

NOTE K - CAPITAL STOCK

   1.  Convertible preferred stock
       ---------------------------

   The Series A preferred stock is convertible at the option of the holder into 0.2 shares of common stock, has voting rights equal to one vote for each share of common stock as if converted, participates in all dividends declared by the Board of Directors, as if converted, and has a liquidation preference over all other series of preferred and common stock of $0.01 per share of Series A preferred stock. At July 31, 1998, 5,200 shares of series A preferred stock were issued and outstanding.

   The Series B preferred stock is convertible at the option of the holder into 0.28 shares of common stock. The Series B preferred stock has voting rights equal to one vote for each share of common stock, as if converted, as to the election of the Company's directors. For all other matters the Series B preferred stock votes as a class. The Series B preferred stock participates in all dividends declared by the Board of Directors, as if converted. The Series B preferred stock has liquidation preferences over the Company's Series E preferred stock and common stock of $0.01 per share of Series B preferred stock. During 1997, all outstanding shares (776,614 shares) of Series B preferred stock were converted into approximately 217,000 shares of common stock. At July 31, 1998, all series B preferred stock was canceled.

   The Series E preferred stock is convertible at the option of the holder into 0.2 shares of common stock. The Series E preferred stock has voting rights equal to one vote for each share of common stock, as if converted, and participates in all dividends declared by the Board of Directors, as if converted. The Series E preferred stock has liquida-tion rights after the Series A, B, C, and D preferred stock but before common stock. The liquidation preference is $10.87 per share of Series E preferred stock. During 1997, 99,647 shares of Series E preferred stock were converted to approximately 20,000 shares of common stock. At July 31, 1998, 21,231 shares of Series E preferred stock were issued and outstanding.


               Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE K - CAPITAL STOCK - CONTINUED

   2.  Cumulative nonvoting preferred shares
       -------------------------------------

   In February of 1998, the series C 10% cumulative non-voting preferred stock and series D 8% cumulative non-voting preferred stock were canceled by amendment to the articles of incorporation of the Company.

   3.   Reverse stock split
        -------------------

   The Company's common stock was split one-for-fifty in a reverse stock split. All stock and stock option data and net earnings per common share amounts in the consolidated financial statements have been restated to give effect to the reverse stock split.

   The Company amended their articles of incorporation to reflect
   1,650,000 common shares authorized due to the reverse stock split. The Company also retained the par value for common stock at $0.001 per share.

NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION

   1.   Stock options
        -------------

   The Company's board of directors has the authority to grant stock options to employees, officers and non-employees. The stock options are considered non-qualified for income tax purposes. As of July 31, 1998, the Company had granted stock options to various officers, directors, employees and other non-employees of the Company covering the aggregate number of 170,000 shares of the Company's common stock

   (112,000 shares at July 31, 1997). Except as explained below, options vest immediately upon grant.

   Options issued in connection with the Company's leasehold interest (Note D) vest ratably at a rate of one option for every nine common shares issued as a result of a) the exercise of employee stock options outstanding at the date of the agreement (approximately 23,000 such options are outstanding at July 31, 1998 and 6,040 options were exercised during fiscal 1998) and b) the conversion of Series A pre-ferred stock (5,200 shares are convertible into 1,040 common shares at July 31, 1998). These options are exercisable at the then existing par value of the common stock ($.05 - adjusted for the reverse stock

              Lifschultz Industries, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

   split). At July 31, 1998, such options to purchase 671 shares were exercisable. Vesting of the options is complete upon exercisability and Company notification to option-holders of such exercisability.

   Options covering 40,000 shares were granted to an officer during 1998 and are exercisable when the market value of the Company's common stock has a closing price at or above $12 per share. These options expire in 2013.

   3.   Fair market value of options granted
        ------------------------------------

   The Company has adopted only the disclosure provisions of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). Therefore, the Company accounts for stock based compensa-tion under Accounting Principles Board Opinion No. 25, under which no significant compensation cost has been recognized. Had the compensa-tion cost for the stock based compensation been determined based upon the fair value of the options at the grant date consistent with the methodology prescribed by FAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts:
                                                 1998            1997
      Pro forma earnings before               ----------      ----------
        extraordinary item     As reported    $1,033,000      $  978,000
                               Pro forma         924,000         972,000
      Pro forma net earnings   As reported     1,033,000       1,292,000
                               Pro forma         924,000       1,286,000

      Net earnings per common share  - basic
        Earnings before extraordinary item    $     0.95      $     0.95
        Pro forma                                   0.85            0.94
        Extraordinary item                             -            0.30
        Pro forma                                      -            0.30

      Net earnings per common share -
        assuming dilution
          Earnings before extraordinary item  $     0.88      $     0.82
          Pro forma                                 0.79            0.82
          Extraordinary item                           -            0.26
          Pro forma                                    -            0.26


              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

   These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compen-sation expense related to grants made before fiscal 1997. The fair value of these options was estimated at the date of grant using the Black-Scholes American option-pricing model with the following weighted average assumptions for 1998 and 1997: expected volatility of 172 percent; risk-free interest rate of 5.83 percent; and expected life of 14.7 years. The weighted average fair value of options granted was $3.97 and $3.10 in 1998 and 1997, respectively.

   Option pricing models require the input of highly sensitive assump-tions, including the expected stock price volatility. Also, the Company's stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. Management believes the best input assumptions available were used to value the options and that the resulting option values are reasonable.

   Information with respect to the Company's stock options at July 31, 1998:

                                                         Weighted avg.
                            Stock         Exercise         Exercise
                           options          price            price
                          ---------   ----------------   ------------
   Outstanding at
     August 1, 1996       $116,000    $0.050 to 14.050      $1.900
     Granted                 2,000         3.150             3.150
     Exercised              (2,000)        1.550             1.550
     Canceled/expired       (4,000)    1.565 to 14.050       7.050
                          ---------                         ------
   Outstanding at
     July 31, 1997         112,000     0.050 to 3.150        1.760
     Granted                71,000     3.215 to 4.625        3.970
     Exercised              (6,000)        1.565             1.565
     Canceled/expired       (7,000)        1.565             1.565
                          ---------                         ------
   Outstanding at
     July 31, 1998         170,000    $0.050 to 4.625       $2.690
                          =========   ================   ============
   Exercisable at
     July 31, 1998         121,000    $0.050 to 3.215       $2.200
                          =========   ================   ============



              Lifschultz Industries, Inc. and Subsidiaries
                   NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

   Additional information about stock options outstanding and exercisable at July 31, 1998:

   Options outstanding
   -------------------

                      Number         Weighted avg.      Years Remaining
   Exercise price   Outstanding     exercise price      contractual life
   --------------   -----------     --------------      ----------------
       $0.050           8,000           $0.050                 9.1
        1.565          71,000            1.565             4.6 to 9.1

        3.215          51,000            3.125             6.4 to 14.6
        4.625          40,000            4.625                14.8
                     --------
                      170,000
                     ========

   Options exercisable
   -------------------

                             Number         Weighted avg.
       Exercise price     exercisable      exercise price
       --------------     -----------      --------------
           $0.050             1,000            $0.050
            1.565            69,000             1.565
            3.215            51,000             3.125
                            -------
                            121,000
                            =======
   4.  Put option
       ----------
   Pursuant to an employee agreement (Note N), an officer of the Company has a put option which may be exercised during a three year period following termination or expiration of the agreement. Under the option, the officer may require Calorimetry to repurchase up to 15,780 shares of Company stock and stock options owned by the officer at prices from $5.94 per share to $7.50 per share at a maximum rate of 5,260 shares or options per year for three years. The agreement expires in August of 2003.


              Lifschultz Industries, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE M - COMMON STOCK SUBSCRIPTIONS RECEIVABLE

   The common stock subscriptions receivable from related parties consist of notes receivable from three officers and directors to be repaid with interest at 11.5 percent. During 1998, the Company provided compensa-tion to these officers and directors totaling the full amount of the subscriptions and the accrued interest.

NOTE N - COMMITMENTS

   The Company has employment and severance agreements with certain officers and managers of the Company, some of which were updated sub-sequent to year end. Salaries covered by these agreements range from $82,000 to $285,000 annually. Contracts, with three individuals, pro-vice for annual salaries of $90,000, $231,000 (plus a five percent for annual increase) and $226,000 and are for terms of two to five years providing for severance, which could be as much as 50 percent of the remaining base compensation (or one year's salary whichever is greater) if the individual is terminated without cause. The other two contracts with annual salaries of $82,000 and $285,000 (plus a five cent annual increase) have longer terms of six to ten years and severance, which could be as much as 50 percent of the remaining base salary (or one year's salary whichever is greater) if the individual is terminated without cause. All the officers and managers covered by contracts have been with the Company for seven or more years and some have been employed more than eleven years. One individual has a put option under the agreement (Note L). Additionally, provisions exist in the contracts to provide for immediate payment of remaining compensation plus additional amounts totaling $300,000 if a successor of the Company fails to honor the respective contracts. No provision for any severance payments under these employment contracts has been made as of July 31, 1998.

NOTE O - EXTRAORDINARY ITEM

   During 1997, Fast Freight was relieved of $321,000 in past due accrued liabilities as a result of the statute of limitations expiring on the respective outstanding balances. This resulted in a $314,000 gain, after income taxes of $7,000, which is recorded in the accompanying financial statements as an extraordinary gain.


              Lifschultz Industries, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997


NOTE P - EMPLOYEE BENEFIT PLAN

   The Company has established an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers employees who are at least 21 years of age and work at least 1,000 hours per year.
   The Company matches at its discretion up to 50 percent of employee contributions up to six percent of the employee's salary. The
   Company's matching contributions vest at a rate of 20 percent per year. The Company contributed approximately $121,000 and $103,000 to the plan during the fiscal years ended July 31, 1998 and 1997, respectively.

NOTE Q - RELATED PARTY TRANSACTIONS

   During 1998 and 1997, the Company purchased $103,000 and $88,000 respectively, of inventory from an entity owned by the spouse of an officer of the Company.

NOTE R - EARNINGS PER COMMON SHARE

   During 1997, the Financial Accounting Standards Board issued State-ment of Financial Accounting Standard No. 128, "Earnings Per Share". This statement changed the method in which earnings per share are determined. The new standard requires the computation of basic earnings per share and earnings per share assuming dilution. Adop-tion of this statement has been applied retroactively and the 1997 earnings per share amounts have been recomputed applying the standard and has not had a material impact on earnings per share. The following shows the shares used in computing earnings per common share including dilutive potential common stock:


              Lifschultz Industries, Inc. and Subsidiaries
                    NOTES TO CONSOLIDATED STATEMENTS
                          July 31, 1998 and 1997

NOTE R - EARNINGS PER COMMON SHARE - CONTINUED

                                        For the Year Ended July 31, 1998
                                      ------------------------------------
                                          Net       Weighted
                                       Earnings    avg. shares   Per-share
                                      (numerator) (denominator)   amount
                                      ----------- ------------- ----------
   Net earnings per common share-basic
      Net earnings available
        common shareholders           $1,033,000    1,090,932   $    0.95
                                      ==========                =========
   Effect of dilutive securities
      Stock options                            -       82,794           -
      Convertible preferred stock              -        5,286           -
                                                    ----------
   Net earnings per common share--
      assuming dilution
      Net earnings available to
        common shareholders           $1,033,000    1,179,012   $    0.88
                                      ==========    =========   =========

                                        For the Year Ended July 31, 1997
                                      ------------------------------------
   Net earnings per common share-basic
      Net earnings before
        extraordinary item            $  978,000    1,030,975   $    0.95
                                      ==========    =========   =========
      Net earnings available to
        common shareholders           $1,292,000    1,030,975   $    1.25
                                      ==========    =========   =========
   Effect of dilutive securities
      Stock options                            -      155,102           -
      Convertible preferred stock              -        5,286           -
                                                    ---------
   Net earnings per common share-
     assuming dilution
       Net earnings before
         extraordinary item           $  978,000    1,191,363   $    0.82
       Net earnings available to      ==========    =========   =========
         common shareholders          $1,292,000    1,191,363   $    1.08
                                      ==========    =========   =========