Form 10KSB, Exhibit 13
period 1999-07-31
LIFSCHULTZ INDUSTRIES INC
filed 1999-11-12
CIK 822046

Exhibit 13.01

                               1999 Annual Report

                           LIFSCHULTZ INDUSTRIES, INC.

                             DESCRIPTION OF BUSINESS

Overview

         Lifschultz Industries, Inc. (the "Company") is a public company engaged, through its wholly owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing, and marketing of scientific and industrial instrumentation and instrument calibration equipment. The Company is also involved in managing the activities of a nonoperating, wholly owned subsidiary, Lifschultz Fast Freight, Inc. ("LFF"), which has as its principal remaining asset a lease on certain real property in New York City. Hart was acquired by the Company in 1988, while LFF was acquired by the Company in 1991. The Company's management anticipates that the Company's future sales growth, to the extent it occurs, will come from growth in sales of present Hart and CSC product lines and new products which they will introduce in the future.

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

         In January 1991, the Company acquired LFF, a Delaware corporation, which was originally founded as a Chicago freight-hauling business in 1899. The Lifschultz family members who owned LFF obtained approximately 70 percent of the voting stock of the Company as part of the reorganization. In the reorganization, LFF became a wholly owned subsidiary of the Company. At that time, Lifschultz family members David K. Lifschultz and Sidney B. Lifschultz assumed seats on the Company's Board of Directors and the Board of Directors appointed David K. Lifschultz as Chairman and Chief Executive Officer of the Company. They retain those positions today. The Company's name was changed at that time to its present name.

         During the Company's 1994 fiscal year, the management of Hart elected to separate Hart's calorimetry division from its instrumentation business by incorporating CSC. CSC, a Utah corporation, is now a wholly owned subsidiary of Hart. Dennis R. Hunter, formerly the Chairman of Hart, now serves as President and Chief Executive Officer of CSC. Except as otherwise noted, the discussion of Hart in the following paragraphs includes the business of CSC.

Developments in Fiscal 1999

         Total consolidated revenues for the Company rose from $15,651,000 in fiscal 1998 to $16,254,000 in fiscal 1999, an increase of 4%. The Company's consolidated net earnings of $1,033,000 in fiscal 1998 increased to $1,862,000 in fiscal 1999, and 80% increase. Included in the calculation of 1999 net earnings is a recognition of a $1,286,000 deferred tax asset to be utilized in future periods (offset against future tax liability), which is a $742,000 increase over the $544,000 deferred tax asset recognized in fiscal 1998.
Earnings before income tax increased from $1,137,000 in fiscal year 1998 to $1,231,000 in fiscal year 1999, an 8% increase. An 11% growth in sales in domestic markets was partially offset by a reduction in sales to export markets, particularly the Far East where sales dropped to 67% of the sales realized in 1998 for that region. Management attributes the decline in export sales to a generally weakened foreign economy following the "Asian" monetary crisis of early 1998, a situation that will hopefully improve over the next several years.

Hart Scientific, Inc. and Subsidiary

         Products and Markets. Hart's business strategy is to target narrow market niches in temperature calibration equipment, build a solution-oriented product for those niches, and capture a significant part of the market for each such product category. Products for many different markets are developed from similar base technologies that are proprietary to Hart. Hart has products which are marketed to the battery industry, calibration laboratories, the plastic container industry, the automotive plastics industry, the medical research industry, pharmaceutical companies, and the biotechnology industry. The management of Hart believes that this strategy reduces risk and results in higher margins, lower development costs, and greater growth potential for Hart. Products manufactured and marketed by Hart include biological scanning calorimeters, heat conduction calorimeters, several specialty calorimeters, ultra-stable constant temperature baths, microprocessor-based thermometers, parison calorimeters, a plastics testing device, and various custom instruments. A calorimeter is a device that measures quantities of heat energies. Hart also offers related software products, temperature calibration services and calibration seminars.

         Customer Service and Support. Most of Hart's products carry a standard one-year warranty and factory service guarantee. Customer service is structured around an "800 number" toll-free line and in-factory service, with on-site repair when necessary.

         Product Development. Hart has typically devoted a substantial portion of its revenues to product research and development expenditures as a percentage of revenues have historically been relatively high at Hart. During the fiscal year ended July 31, 1999, Hart spent approximately $786,000 on Company-sponsored research and development activities, compared to $1,077,000 in fiscal 1998. Hart management believes such expenditures are necessary for Hart to develop competitive new products and enhancements for its current product line.

         Manufacturing and Operations. Hart leases a manufacturing and office facility in American Fork, Utah, while CSC leases a manufacturing and office facility in Provo, Utah. Currently, Hart manufactures most of its own instruments, but does sell some instruments manufactured by other companies, sometimes under the Hart label.

         Insurance. Hart presently carries property and casualty insurance on the equipment used in its business. Some potential losses cannot be insured against or cannot be insured against at reasonable premium rates. The Company could be materially adversely affected if it or Hart were to incur an uninsured or an under insured loss.

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

         Customers. Hart's customers include research departments of universities, governmental agencies, and industrial corporations. No customer accounted for more than 10 percent of total revenues during fiscal 1999, and the loss of any single customer would not likely cause a material adverse effect on Hart and the Company.

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

         Competition. Hart's temperature instrumentation products compete with similar products from companies such as Techne, Scientific Electronics, and other bath/thermometer manufacturers. Certain Hart product lines have much higher performance specifications than most of the products in the categories offered by competitors and tend to compete less directly with such lower performance products. CSC primarily competes with MicroCal and Thermometrics in the calorimetry market.

Lifschultz Fast Freight, Inc.

         Lifschultz Fast Freight, Inc. was founded in 1899 in Chicago, Illinois to "cart" local freight by horse and wagon. Until it became a wholly owned subsidiary of the Company in January 1991, LFF was owned by descendants of the original founder, David Lifschultz. LFF began inter-city freight transport in 1928 and, under the management of the Lifschultz family, survived the turbulent period from 1929 to 1960, becoming an important factor in several markets. Subsequently, however, LFF's business began to decline until, in March 1990, LFF sold the last of its interstate trucking operations to a group of former employees who did business under the name "Lifschultz Fast Freight Corp.," but later went out of business.

         LFF has an operating lease, expiring at the end of September, 2002 on its former New York trucking terminal. The operating lease provides for a nominal rental during such time as LFF occupies the current premises. During the Company's 1994 fiscal year, LFF entered into two subleases covering portions of the New York Terminal for eight years at a base rental of $450,000 per year (plus adjustments tied to the Consumer Price Index). These subleases produced an annual rent to LFF of $513,000 in fiscal 1999.

Employees

         As of September 30, 1999, Hart employed 71 full-time and 5 part-time employees, all of whom are employed in Hart's office/manufacturing facility in American Fork, Utah. Also as of September 30, 1999, CSC employed 16 full-time employees and two part time employees in its office/manufacturing facility in Provo, Utah. LFF employs one full-time employee and one part-time employee in its New York City office.

Office Space

         Hart office, research, and manufacturing operations are located in a 28,000 square foot building in American Fork, Utah. Beginning in 1996, Hart has leased the building for a 10-year term with a monthly rent starting at $13,000 per month with 3% annual increases at the discretion of the landlord after the first three years of the lease. The building was built in 1996, is in good condition, and is currently adequate for Hart's needs. Hart is currently expanding at its present location by adding approximately 22,000 square feet of space, which the Company plans to occupy in 2000.

         CSC is planning to move into a new 12,000 square foot office/manufacturing space in Spanish Fork Utah in November 1999. CSC will lease those premises under a ten year lease at a monthly cost of $7,000 during the first year with 2% annual increases thereafter.

         The Company and LFF are presently housed in offices totaling approximately 5,000 square feet in a warehouse building adjacent to the LFF New York terminal property. The right to occupy these offices is included as part of the lease of the New York terminal property, but LFF is required to share the cost of utilities and maintenance with a co-tenant in the building. The properties are in adequate condition for the Company's needs.

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

General

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

Comparison of 1999 versus 1998

         Net Sales

         Total revenues for the Company increased 4% in fiscal 1999 to $16,254,000 versus $15,651,000 in fiscal 1998. Hart revenues for fiscal 1999 were $15,899,000 versus $15,148,000 in fiscal 1998, a 5% increase for the current fiscal year. (The financial figures given in this discussion for Hart include the financial figures for its wholly owned subsidiary CSC, unless specifically stated otherwise.)

         LFF had $513,000 in revenues during the 1999 fiscal year compared to $502,000 in fiscal year 1998. These revenues were generated primarily from its New York subleases. This revenue will increase annually through 2002 with modest adjustments for inflation tied to the Consumer Price Index.

         Exports made up 25% of total Company revenues in fiscal 1999 compared to 30% in fiscal 1998 and 35% in fiscal 1997. Export shipments to the Far East decreased significantly during the 1999 fiscal year. This continues the same trend from last fiscal year. Management expects lower sales and shipments to this export market for at least the next fiscal year and possibly longer. Other export markets have shown mixed results during the year. Economic uncertainties in many export markets and the world in general make it difficult to predict the impact that these markets will have on Hart's revenues.

         Management expects that future growth in revenues, to the extent it occurs, will come primarily from increased sales to existing customers and continued marketing efforts to reach new customers.

         Gross Profit

         Gross profit margins for Hart were 44% in fiscal 1999 compared to 51% in fiscal 1998. These margins vary primarily due to shifts in the product mix shipped and the sales channels used. Products sold through Hart's own direct sales force have higher margins than products sold through distributors and representatives of Hart (primarily exports). Products manufactured by Hart tend to have better profit margins than products redistributed by Hart. Management believes that gross margins decreased in fiscal 1999 primarily due to a product shipment mix of lower margin products.

         Operating Expenses

         General and administrative (G&A) expenses at Hart were 21% of total revenues in fiscal 1999 versus 24% during fiscal 1998. Actual spending decreased by 10% or $406,000. G&A expenses at LFF were $497,000 in fiscal 1999 versus $593,000 in fiscal 1998. With low unemployment in Utah, the company is experiencing increased personnel costs, a trend the company expects to continue in the near future. The Company hopes to off-set such increased costs through increased efforts at improving personnel productivity.

         Marketing expenses at Hart decreased from 9.5% of revenues in fiscal 1998 to 8.5% of revenues in fiscal 1999. Actual spending decreased by $90,000. The market environment for Hart's products is becoming increasingly competitive as other companies recognize market potential in Hart's market niches and as Hart expands into other market niches with competitors already in place. In the future, marketing costs as a percentage of revenue could reasonably be expected to increase in this market environment and management expects this will be the case.

         Research and development expenditures at Hart were $786,000 in fiscal 1999 versus $1,077,000 in fiscal 1998. Hart continues to develop new products and improve existing products. To remain competitive, R&D spending is likely to increase in the future.

         Net Earnings

         Net earnings for the Company were $1,862,000 in fiscal 1999 versus $1,033,000 for fiscal 1998. Included in the calculation of 1999 net earnings is a recognition of a $1,286,000 deferred tax asset to be utilized in future periods (offset against future tax liability). In contrast, the Company's calculation of net earnings in fiscal 1998 included the recognition of a $544,000 deferred tax asset to be utilized in future periods.

         Earnings of the Company before income tax for fiscal 1999 were $1,231,000 versus $1,137,000 for fiscal 1998, an 8% increase. Hart had net pretax income of $1,623,000 for the current fiscal year versus a net pretax income of $1,490,000 for fiscal 1998, a 9% increase. Management believes that general increases in revenue and cost controls accounted for the increase in operating earnings.

         A $631,000 tax benefit was realized by the Company in 1999, due in part to a recognition of a $1,286,000 deferred tax asset to be utilized in future periods. Under applicable accounting standards, if a tax loss carryforward is more likely than not to be utilized in future years then such loss should be recognized as an asset and a current income item. It was determined that a portion of the Company's tax loss carryforward (which, for tax reporting purposes, currently is $5,949,000) should be recognized as a deferred tax asset in accordance with Financial Accounting Standard (FAS) No. 109 in the 1999 fiscal year. This had the effect of increasing net earnings by approximately $1,286,000 in 1999. If it were to be determined in the future years that the Company's remaining unrecorded tax loss carryforward is more likely than not to be utilized, similar recognition of such tax loss carryforward would could have the result of increasing assets and net earnings in such years.

         The LFF subleases are carried on the balance sheet as an asset equal in value to the cash expected to be generated by the subleases over their life. As the sublease revenues are received the sublease asset is amortized by a like amount. The net effect is that, while these revenues generate cash flow for use by LFF for expenses ($513,000 in fiscal 1999), they have no impact upon the statement of earnings of the Company. LFF expenses, such as salaries, are actually covered by the cash flow from the subleases and payments from Hart, but these LFF cash expenses reduce the overall operating profit of the Company because any LFF revenues from the subleases are offset, on an accounting basis, by the amortization of the leasehold asset.

Comparison of 1998 versus 1997

         Net Sales

         Total revenues for the Company increased 28% in fiscal 1998 to $15,651,000 versus $12,214,000 in fiscal 1997. Hart revenues for fiscal 1998 were $15,148,000 versus $11,725,000 in fiscal 1997, a 29% increase for the current fiscal year. Management believes the increase in revenues in fiscal 1998 was primarily attributable to increased shipments of some of Hart's more expensive products and a general growth in the shipments of most other product lines.

         LFF had $502,000 in revenues during the 1998 fiscal year compared to $486,000 in fiscal year 1997. These revenues were generated primarily from its New York subleases.

         Exports made up 30% of total Company revenues in fiscal 1998 compared to 35% in fiscal 1997. Export shipments and sale of more expensive instruments to the Far East decreased significantly during the second half of the fiscal year. Other export markets showed mixed results during the year.

         Gross Profit

         Gross profit margins for Hart were 51% in fiscal 1998 compared to 49% in fiscal 1997. Management believes that gross margins increased in fiscal 1998 primarily due to a product shipment mix of higher margin products.

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

         Net Earnings

         Net earnings for the Company were $1,033,000 in fiscal 1998 versus $1,292,000 for fiscal 1997. The Company's net earnings in 1998 included recognition of a $544,000 deferred tax asset. In contrast, the Company's net earnings in 1997 included a recognition of a deferred tax asset in the amount of $780,000 and an extraordinary gain of $314,000 from extinguishment of debt at LFF.

         Earnings of the Company before income tax and extraordinary gain for fiscal 1998 were $1,137,000 versus $235,000 for fiscal 1997, a 384% increase. Hart had net pretax income of $1,490,000 for the 1998 fiscal year versus a net pretax income of $546,000 for fiscal 1997, a 173% increase. Management believes that general increases in revenue, increased shipments of higher priced instruments with better margins, and a higher percentage of revenue produced in direct sales markets with higher margins accounted for the increase in operating earnings.

Liquidity and Capital Resources

         The Company has historically financed its growth through cash from operations and occasional borrowings under a secured line of credit. Net cash flows provided by operating activities during fiscal 1999 were $980,000 and $778,000 in fiscal 1998.

         Hart carries a line of credit with Key Bank N.A.. Hart had a maximum borrowing capacity of $650,000 as of July 31, 1999. At that time, approximately $500,000 of the credit lines was available for use. Use of this credit line varies with product shipments and other factors. Management believes that its line of credit will be sufficient for Company purposes in the near future. The line of credit requires that the Company maintain certain financial ratios and levels of working capital, all of which were met as of July 31, 1999.

         The  Company's  current  ratio as of July 31, 1999 was 3.50 to 1 versus
3.44 to 1 on July 31, 1998. The ratio of total debt to total assets at July 31, 1999 was .20 versus .20 on July 31, 1998.

         As of July 31, 1999, the Company's working capital was $6,394,000 versus $5,035,000 on July 31, 1998.

         The Company has no material commitments for capital expenditures.

         Under the Company's current plans, the Company believes that the existing cash, unused borrowing facilities and cashflow from operations will provide sufficient liquidity and enable it to meet its working capital requirements during the next year.

Year 2000

         Many existing computer programs, worldwide, use only the last two digits to refer to a year. Such computer programs may not properly recognize a year beginning with "20" instead of the current "19". If not corrected, many computer applications could fail or create incorrect results. This phenomena is often referred to as the "Year 2000" or "Y2K" problem. There is substantial concern that if the Year 2000 problem is not adequately addressed, there may be widespread problems with computer applications in all areas of use.

         With regard to the Company, if the Company's internal systems and products do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has completed a review of its products and internal systems.

         Company management believes that the internal systems of Lifschultz Industries, the holding company, and LFF, its non-operating subsidiary, will not be materially affected by the Year 2000 problem because their operations are minimal. Review by Hart to date indicates that its internal information systems (for inventory control, sales, invoicing, purchasing, manufacturing, payroll, etc.), its local area network software, and many of its personal computers are Year 2000 compliant. The Company currently expects that all replacement work to make its internal information systems Year 2000 compliant will be completed by the end of 1999.

         At this time, management of Hart does not expect any significant adverse effects from the Year 2000 problem with regard to its products. The majority of its products do not use a date. The remaining products that do use a date have been tested for Year 2000 compliance and appear to comply, or will comply by resetting the date after December 31, 1999. Due to the inherent limitations of real-time clock devices and system BIOS, however, future testing could exhibit different results. Additionally, in some cases, problems may be unforeseen, and occur regardless of the testing that is done. Company management currently believes that if such problems do arise they can be corrected without a material adverse effect on the overall financial performance of the Company.

         The Company has also begun the process of assessing the possible effects of Year 2000 problems on its significant vendors, which could in turn affect the Company's operations. Hart has begun the process of contacting their larger vendors to determine their Year 2000 compliance. To date, some vendors have not responded to requests for information, and management is not sure when, if ever, such vendors will respond. At the present time, the Company is not able to determine the extent to which its customers or vendors will have Year 2000 difficulties and cannot accurately assess the potential for adverse effects on the Company's operations or financial condition.

         Because of the widespread nature of the Year 2000 problems and the difficulty of analyzing the potential impact of third parties experiencing Year 2000 problems, the Company has formulated a simple contingency plan. In summary, the plan includes a list of alternative suppliers the Company may be able to order parts from in the event that current suppliers are unable to completely fill Company demand for parts. In addition, Hart has also reviewed the possibility of using manual systems as a supplement to its computerized internal systems including its network and operating software programs. Hart has also made a list of all of the facility systems that can be operated manually.

         Although the Company has taken action to identify alternative suppliers, in some cases there may not be sufficient alternative sources to completely eliminate all adverse consequences of the Year 2000 problems, or eliminate shortages of parts for certain products. The Company believes that the largest risk comes from the possibility that other companies may order larger quantities of certain materials and parts that they would normally purchase as a hedge against Year 2000 problems. This type of action could cause temporary increases in demand for these materials and parts, thus creating unnecessary shortages. There is no way to assess the possibility of this occurring. The Company is monitoring parts availability.

         The Company's expenses addressing Year 2000 issues to date have not been material to the Company's operations or financial results. The Company currently estimates that its Year 2000 costs related to its internal systems and products will range from $5,000 to $20,000. The estimated costs are based on management's best projections, yet there can be no guarantee that these forecasts will be achieved and actual results could differ materially from those anticipated. Management anticipates that these costs will be funded through operating cash flows. The Company has not yet been able to estimate the costs it may incur as a result of its vendors and customers experiencing Year 2000 difficulties.

                  Forward-Looking Statements and Factors That
                    May Affect Future Results of Operations

         The statements made herein that include the terms "may", "will", "management believes"," estimate", "project", "anticipate", "expect", and similar words are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are deemed by the Company to be covered by and to qualify for the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Investors and prospective investors in the Company should understand that several factors govern whether any forward-looking statement contained herein will be or can be achieved. Any one of those factors could cause actual results to differ materially from those projected herein. These forward-looking statements include plans and objectives of management for future operations. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties, including those described in the Company's 1999 Form 10-KSB and other filings with the Securities and Exchange Commission. These forward-looking statements are based on assumptions, among others, that the Company a) will be able to successfully increase its share of the scientific instrument market, introduce new product lines to existing customers, enter new markets, and continue developing new products, and b) will continue to manufacture and market at current margins high quality products at competitive prices. Assumptions relating to the foregoing and other forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate and, therefore, there is and can be no assurance that the results contemplated in any such forward-looking statement will be realized. Budgeting and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revision. The impact of actual experience and business developments may cause the Company to alter its marketing, capital expenditure plans or other budgets, which may in turn affect the Company's result of operations. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

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

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The following table sets forth certain information concerning directors and executive officers of the Company:

                                                                                       Began Service as an
Name                                Age        Positions Held                          Officer or Director
----                                ---        --------------                          -------------------

David K. Lifschultz                 53         Chairman and                                        1991
                                                 CEO of the Company
                                                 (also President and
                                                 Director of LFF)

Dennis R. Hunter                    48         President, Director, and CFO                        1988
                                                 of the Company (also CEO,
                                                 President, and Chairman of
                                                 CSC and Director of Hart)

Sidney B. Lifschultz                87         Director of the Company                             1991

Joseph C. Fatony                    52         Director of the Company                             1998

James E. Solomon                    49         Director of the Company and Hart                    1995

James C. Triplett                   49         Chairman and CEO of Hart                            1988

J. Randall Owen                     41         President and COO of Hart                           1994

Michael Hirst                       50         Vice President and                                  1988
                                                 Director of Hart


         For further information on these individuals, including biographies, please refer to the Company's Proxy Statement.

                    MARKET FOR THE COMPANY'S COMMON STOCK AND
                           RELATED STOCKHOLDER MATTERS

         The Company's Common Stock has been listed on the Nasdaq SmallCap Market since 1991. It trades under the symbol LIFF. The prices below are for the high and low closing sales prices of the Company's Common Stock, and are drawn from Nasdaq reports rounded to the nearest cent. The prices shown for periods prior to 1998 are adjusted to reflect the Company's reverse stock split in January 1998.


                                      Fiscal 1998                               Fiscal 1999

     Price Range                      High           Low                        High         Low
     -----------                      ----           ---                       -----         ---


     1st Quarter                     $ 6.25         $ 3.125                    $ 6.50       $ 3.125

     2nd Quarter                     $ 6.25         $ 3.125                    $ 6.88       $ 3.125

     3rd Quarter                     $10.00         $ 4.375                    $ 5.44       $ 4.375

     4th Quarter                     $ 8.75         $ 5.625                    $ 6.25       $ 5.625



         As of September 10, 1999 there were approximately 329 record holders of Common Stock (which includes brokerage firms and their affiliates holding certificates in "street name" for a larger number of beneficial owners) and 3 holders of Company preferred stock.

         No cash dividends have been paid on any class of the Company's capital stock since inception.

                              FINANCIAL STATEMENTS

         The consolidated financial statements of Lifschultz Industries, Inc. and subsidiaries at July 31, 1999 and 1998 and for each of the two years ended July 31, 1999 and 1998 appearing at the end of this Annual Report to Shareholders have been examined by the Company's independent auditors, as and to the extent set forth in their reports appearing therein.

                  LIFSCHULTZ INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             JULY 31, 1999 AND 1998

                  Lifschultz Industries, Inc. and Subsidiaries

                   Index to Consolidated Financial Statements



                                                                                                          Page


Report of Independent Certified Public Accountants                                                            FS-1

Consolidated financial statements

    Balance sheets                                                                                            FS-2

    Statements of earnings                                                                                    FS-3

    Statements of shareholders' equity                                                                        FS-4

    Statements of cash flows                                                                                  FS-5

    Notes to consolidated financial statements                                                                FS-7


                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors
Lifschultz Industries, Inc.


We have audited the accompanying consolidated balance sheets of Lifschultz Industries, Inc. and Subsidiaries (the Company) as of July 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 1999 and 1998, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                /S/GRANT THORNTON LLP



Provo, Utah
October 1, 1999



                                             Lifschultz Industries, Inc. and Subsidiaries

                                                      CONSOLIDATED BALANCE SHEETS

                                                               July 31,

                                                                ASSETS

                                                                                               1999           1998
                                                                                           ------------   ------------

CURRENT ASSETS
    Cash and cash equivalents                                                             $  1,175,000   $    989,000
    Marketable securities                                                                      993,000        805,000
    Trade accounts receivable, net                                                           3,059,000      2,468,000
    Related party receivable                                                                    51,000         79,000
    Deferred income taxes                                                                      323,000        234,000
    Inventories                                                                              3,190,000      2,386,000
    Other current assets                                                                       159,000        136,000
                                                                                           ------------   ------------

           Total current assets                                                              8,950,000      7,097,000





                                                                                             1,598,000      2,066,000
PROPERTY HELD FOR LEASE, NET





PROPERTY AND EQUIPMENT, NET                                                                  1,181,000        972,000





LAND                                                                                           170,000        100,000




DEFERRED INCOME TAXES                                                                        1,222,000        550,000
                                                                                           ------------   ------------

                                                                                          $ 13,121,000   $ 10,785,000
                                                                                           ============   ============




        The accompanying notes are an integral part of these statements.









                                                 LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                               1999           1998
                                                                                          -------------  -------------

CURRENT LIABILITIES
    Note payable to bank                                                                 $    150,000   $    154,000
    Accounts payable                                                                          688,000        519,000
    Income taxes payable                                                                      149,000         34,000
    Accrued liabilities                                                                     1,528,000      1,318,000
    Note payable to shareholder                                                                     -          3,000
    Current maturities of capital lease obligations                                            39,000         32,000
    Current maturities of long-term obligation                                                  2,000          2,000
                                                                                          -------------  -------------

           Total current liabilities                                                        2,556,000      2,062,000

LONG-TERM OBLIGATION, less current maturities                                                   5,000          7,000

CAPITAL LEASE OBLIGATIONS, less current maturities                                             92,000        110,000

COMMITMENTS                                                                                         -              -



SHAREHOLDERS' EQUITY
    Convertible preferred stock, par value $0.01;
      authorized 100,000 shares
       Series A; issued and outstanding 5,200 shares
         in 1999and 1998.                                                                           -              -
       Series E; issued and outstanding 21,231 shares
         in 1999 and 1998                                                                           -              -
    Common stock, par value $0.001;  authorized 1,650,000 shares;
      issued 1,117,519 shares in 1999 and 1998                                                  1,000          1,000
    Additional paid-in capital                                                             11,060,000     11,060,000
    Treasury stock, at cost (22,560 common shares)                                           (157,000)      (157,000)
    Accumulated deficit                                                                      (436,000)    (2,298,000)
                                                                                          -------------  -------------


           Total shareholders' equity                                                      10,468,000      8,606,000
                                                                                          -------------  -------------

                                                                                         $ 13,121,000   $ 10,785,000
                                                                                          =============  =============



                                             Lifschultz Industries, Inc. and Subsidiaries

                                                  CONSOLIDATED STATEMENTS OF EARNINGS

                                                          Year ended July 31,


                                                                                               1999           1998
                                                                                           -------------  -------------
Net sales                                                                                 $ 16,254,000   $ 15,651,000

Costs and expenses
    Cost of products sold                                                                    8,828,000      7,416,000
    Selling, general and administrative                                                      5,370,000      5,967,000
    Research and development                                                                   786,000      1,077,000
    Interest                                                                                    39,000         54,000
                                                                                           -------------  -------------

                                                                                            15,023,000     14,514,000
                                                                                           -------------  -------------

           Earnings before income taxes                                                      1,231,000      1,137,000

Income tax expense (benefit)                                                                  (631,000)       104,000
                                                                                           -------------  -------------

           NET EARNINGS                                                                   $  1,862,000   $  1,033,000
                                                                                           =============  =============


Net earnings per common share - basic                                                     $       1.70   $       0.95
                                                                                           =============  =============

Net earnings per common share - diluted                                                   $       1.56   $       0.88
                                                                                           =============  =============







        The accompanying notes are an integral part of these statements.



                                             Lifschultz Industries, Inc. and Subsidiaries

                                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                              For the years ended July 31, 1999 and 1998


                                                                                     Common
                                        Preferred Stock              Additional       Stock
                             Common   ----------------------------    Paid-in     Subscriptions  Treasury   Accumulated
                             Stock    Series A  Series B  Series E    Capital      Receivable     Stock      Deficit        Total
                           --------  ---------  -------- ---------  ------------  ------------- ----------  -----------    --------

Balance at August 1, 1997  $  1,000  $      -   $     -   $     -   $ 11,042,000  $    (15,000) $(157,000) $(3,331,000)  $ 7,540,000
Stock issued upon
   exercise of options            -         -         -         -         10,000             -          -            -        10,000

Tax effect of stock
   options exercised              -         -         -         -          8,000             -          -            -         8,000

Compensation to officers          -         -         -         -              -        15,000          -            -        15,000

Net earnings                      -         -         -         -              -             -          -    1,033,000     1,033,000
                           --------  ---------  --------  --------  ------------  ------------- ---------- ------------  -----------

Balance at July 31, 1998      1,000         -         -         -     11,060,000             -   (157,000)  (2,298,000)    8,606,000

Net earnings                      -         -         -         -              -             -          -    1,862,000     1,862,000
                           --------  ---------  --------  --------  ------------  ------------- ---------- ------------  -----------

Balance at July 31, 1999   $  1,000  $      -   $     -   $     -   $ 11,060,000  $          -  $(157,000) $  (436,000)  $10,468,000
                           ========  =========  ========  ========  ============  ============= ========== ============  ===========





        The accompanying notes are an integral part of these statements.



                                             Lifschultz Industries, Inc. and Subsidiaries

                                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Year ended July 31,


                                                                                            1999           1998
                                                                                        ------------   ------------

Increase (decrease) in cash and cash equivalents
    Cash flows from operating activities
       Net earnings                                                                    $  1,862,000   $  1,033,000
       Adjustments to reconcile net earnings to net
         cash provided by operating activities
           Depreciation and amortization                                                    309,000        262,000
           Amortization of leasehold interest                                               468,000        500,000
           Provision for bad debts                                                           12,000        (15,000)
           Compensation to officers                                                               -         15,000
           Deferred income taxes                                                           (761,000)        (4,000)
           (Gain) loss on sale of property and equipment                                     (2,000)         3,000
           Changes in assets and liabilities
               Trade accounts receivable                                                   (603,000)      (615,000)
               Related party receivable                                                      28,000        (49,000)
               Inventories                                                                 (804,000)      (498,000)
               Other current assets                                                         (23,000)         6,000
               Accounts payable                                                             169,000         46,000
               Accrued liabilities                                                          210,000        161,000
               Income taxes payable                                                         115,000        (67,000)
                                                                                        ------------   ------------

                  Total adjustments                                                        (882,000)      (255,000)
                                                                                        ------------   ------------

                  Net cash provided by
                    operating activities                                                    980,000        778,000
                                                                                        ------------   ------------

    Cash flows from investing activities
       Purchase of property and equipment                                                  (569,000)      (412,000)
       Proceeds from sale of property and equipment                                           3,000          6,000
       Purchase of marketable securities                                                   (982,000)      (786,000)
       Proceeds from maturities of marketable securities                                    794,000        557,000
                                                                                        ------------   ------------

                  Net cash used in
                    investing activities                                                   (754,000)      (635,000)
                                                                                        ------------   ------------










                                   (continued)


                                             Lifschultz Industries, Inc. and Subsidiaries

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

                                                          Year ended July 31,


                                                                                            1999           1998
                                                                                        ------------   ------------

    Cash flows from financing activities
       Net change in note payable to bank                                                    (4,000)         1,000
       Proceeds from issuance of long term debt                                                   -         10,000
       Principal payments on long-term obligations                                           (2,000)       (48,000)
       Principal payments on note payable to shareholder                                     (3,000)             -
       Principal payments on capital lease obligations                                      (31,000)       (28,000)
       Net proceeds from issuance of common stock                                                 -         10,000
                                                                                        ------------   ------------

                  Net cash used in
                    financing activities                                                    (40,000)       (55,000)
                                                                                        ------------   ------------

                  Net increase in cash
                    and cash equivalents                                                    186,000         88,000

Cash and cash equivalents at beginning of year                                              989,000        901,000
                                                                                        ------------   ------------

Cash and cash equivalents at end of year                                               $  1,175,000   $    989,000
                                                                                        ============   ============

Supplemental disclosures of cash flow information

Cash paid during the year for
    Interest                                                                           $     39,000   $     54,000
    Income taxes                                                                            106,000         42,000



Noncash investing and financing activities

During 1999 and 1998, the Company entered into capital leases for $19,000 and $46,000 of equipment, respectively.

During 1998, common stock subscriptions receivable totaling $15,000 were relieved in exchange for compensation to officers.

Also during 1998, the tax effect of exercising stock options was an $8,000 increase to additional paid-in-capital.












        The accompanying notes are an integral part of these statements.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998




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

       4.   Marketable securities
            ---------------------

       Investments are comprised of government securities, which mature in one year or less and are classified as available-for-sale. Available-for-sale securities are measured at fair value with net unrealized gains and losses reported in equity. There were no significant net unrealized holding gains or losses during 1999 and 1998.

       5.   Inventories
            -----------

       Inventories are valued at the lower of cost or market using the first-in, first-out method.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       6.   Property and equipment
            ----------------------

       Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated or amortized. For financial reporting purposes, depreciation and amortization is provided on a straight-line basis over the lesser of the estimated useful lives of the assets or the life of the respective lease, if applicable. Accelerated methods of depreciation are used for tax purposes.

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

       10.  Earnings per share
            ------------------

       Basic earnings per common share are based on the weighted-average number of shares outstanding during each year. Diluted earnings per common share are based on shares outstanding (computed as under basic) and potentially dilutive common shares. Potential common shares included in the dilutive earnings per share calculation include stock options granted and convertible preferred stock.

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

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

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

       13.  Fair value of financial instruments
            -----------------------------------

       The carrying value of the Company's cash and cash equivalents, marketable
       securities,   trade   receivables,   notes  payable  and  trade  payables
       approximates their fair values due to their short-term nature.

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

       15.  Certain reclassifications
            -------------------------

       Certain reclassifications have been made to the 1998 financial statements to conform with the 1999 presentation. These reclassifications had no effect on total assets or net income.


NOTE B - CREDIT CONCENTRATION AND EXPORT SALES

       1.   Credit concentration
            --------------------

       The Company maintains cash balances at several financial institutions located in the United States. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $544,000 at July 31, 1999.

       Financial instruments which potentially subject the Company to credit risk concentration consist primarily of trade accounts receivable. The
       Company sells to customers utilizing scientific and industrial instrumentation and instrument calibration equipment located throughout the world. The Company sells substantially to recurring customers wherein the customer's ability to pay has previously been evaluated. The Company generally does not require collateral. The majority of its trade receivables are unsecured. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. At July 31, 1999 and 1998, this allowance was $22,000 and $15,000 respectively.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE B - CREDIT CONCENTRATION AND EXPORT SALES - CONTINUED

       2.   Export sales
            ------------

       Export sales consist of the following:

                                                                                  1999          1998
                                                                              -----------   -----------


        Europe                                                               $ 2,161,000   $ 2,136,000
        Far East                                                               1,124,000     1,682,000
        Middle East                                                              161,000       236,000
        North America                                                            369,000       282,000
        South America                                                            283,000       359,000
                                                                              -----------   -----------

                                                                             $ 4,098,000   $ 4,695,000
                                                                              ===========   ===========


NOTE C - INVENTORIES

       Inventories consist of the following:


                                                                                  1999           1998
                                                                              ------------   -----------

        Raw materials                                                        $ 2,115,000    $ 1,306,000
        Work in process                                                          788,000        947,000
        Finished goods                                                           175,000         31,000
        Demonstration units                                                      192,000        102,000
        Less inventory reserves                                                  (80,000)             -
                                                                              ------------   -----------

                                                                             $ 3,190,000    $ 2,386,000
                                                                              ============   ===========



NOTE D - PROPERTY HELD FOR LEASE

       Property held for lease consists of the following:
                                                                                  1999          1998
                                                                              -----------   -----------

        Leasehold interest                                                   $ 7,500,000   $ 7,500,000

        Less
            Accumulated amortization                                           4,276,000     3,808,000
            Valuation allowance to adjust to
              undiscounted cash flows                                          1,626,000     1,626,000
                                                                              -----------   -----------
                                                                               5,902,000     5,434,000
                                                                              -----------   -----------

                                                                             $ 1,598,000   $ 2,066,000
                                                                              ===========   ===========

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE D - PROPERTY HELD FOR LEASE - CONTINUED

       The Company leases a warehouse for nominal rent through September 2002. This leasehold interest is carried on the Company's balance sheet at the undiscounted cash flows expected from the property through subleases over the life of the related lease. The leasehold interest and related improvements are being amortized over the life of the related lease, which expires in September 2002. Noncancelable subleases related to this property, presently in place, provide for the Company to receive payments approximating $500,000 per year, subject to annual Consumer Price Index increases, through September 2002.


NOTE E - PROPERTY AND EQUIPMENT


       Property and equipment and estimated useful lives consist of the following:


                                                                   Years         1999          1998
                                                                 ---------    ----------   -----------

        Furniture and fixtures                                      3-5      $ 1,202,000  $   960,000
        Machinery and equipment                                     5-10         773,000      562,000
        Equipment held under capital lease                           10          249,000      260,000
        Leasehold improvements                                      5-8          351,000      284,000
                                                                             -----------  -----------

                                                                               2,575,000    2,066,000
        Less accumulated depreciation
           and amortization                                                    1,394,000    1,094,000
                                                                              ----------  -----------

                                                                             $ 1,181,000  $   972,000
                                                                              ==========   ===========


NOTE F - NOTE PAYABLE TO BANK

       The note payable to bank consists of a line of credit issued to Hart with interest at prime plus 1.5 percent (8 percent at July 31, 1999). The line, which is scheduled for renewal in December 1999, is collateralized by Hart common stock, trade accounts receivable, inventories, and equipment. Available borrowings under this line of credit are limited to 85 percent of eligible trade accounts receivable and 30 percent of eligible inventories, not to exceed $650,000. As of July 31, 1999, $500,000 was available under the line.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE G - LONG-TERM OBLIGATIONS

       1.   Capital Leases
            --------------

       The Company has capital lease obligations with a corporation. The balances at July 31, 1999 and 1998, total $131,000 and $142,000, respectively, and bear interest at approximately nine percent per year. Payments of approximately $4,000 are due monthly and the obligations are due in full between February of 2002 and June of 2003. The obligations are collateralized by the leased equipment.

       The Company has accumulated amortization relating to the capital leases (Note E) of $59,000 and $35,000 as of July 31, 1999 and 1998,
       respectively. Amortization expense on capital leases approximated $24,000 and $20,000 for 1999 and 1998, respectively.

       The following is a schedule by year of future minimum lease payments of the capital lease obligations together with the present value of the net lease payments at July 31, 1999:


             Year ending July 31,
                 2000                                                             $  49,000
                 2001                                                                49,000
                 2002                                                                35,000
                 2003                                                                15,000
                 2004                                                                 2,000
                 Thereafter                                                               -
                                                                                   ---------

             Total minimum leases payments                                          150,000

             Less amount representing interest                                       19,000
                                                                                   ---------

             Present value of net minimum lease payments                            131,000

             Less current maturities                                                 39,000
                                                                                   ---------

             Capital lease obligations                                            $  92,000
                                                                                   =========

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE G - LONG-TERM OBLIGATIONS - CONTINUED

       2.  Debt
           ----

       The Company has a 7.29 percent note payable to a finance company, collateralized by a vehicle which is payable in monthly installments of $200 including interest and due October 2002.

       Aggregate maturities of long-term debt are as follows:


             Year ending July 31,
                 2000                                                             $   2,000
                 2001                                                                 2,000
                 2002                                                                 2,000
                 2003                                                                 1,000
                 Thereafter                                                               -
                                                                                   ---------

                                                                                  $   7,000
                                                                                   =========


NOTE H - OPERATING LEASES

       The Company leases laboratory and office space under operating leases expiring in various years through 2009. The lease payments increase throughout the term of leases at three percent annually.

       Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of July 31, 1999 are as follows:


             Year ending July 31,
                 2000                                                             $   231,000
                 2001                                                                 251,000
                 2002                                                                 258,000
                 2003                                                                 265,000
                 2004                                                                 272,000
                 Thereafter                                                           741,000
                                                                                   ----------

                                                                                   $ 2,018,000
                                                                                   ==========


       Rent expense totaled $220,000 for the years ended July 31, 1999 and 1998.

       The Company has a right of first refusal to purchase certain of this real estate at approximate market value.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998



NOTE I - ACCRUED LIABILITIES


       Accrued liabilities consist of the following:

                                                                                  1999         1998
                                                                              -----------   -----------

        Payroll, payroll taxes and benefits                                  $   471,000   $   403,000
        Bonuses                                                                  615,000       535,000
        Warranties                                                               147,000       159,000
        Other                                                                    295,000       221,000
                                                                              -----------   -----------

                                                                             $ 1,528,000   $ 1,318,000
                                                                              ===========   ===========


NOTE J - INCOME TAXES


       Components of income tax expense (benefit) consist of the following:

                                                                                   1999            1998
                                                                              -------------   ------------
        Current
            Federal                                                          $     29,000    $     25,000
            State                                                                 101,000          83,000
                                                                              -------------   ------------
                                                                                  130,000         108,000
                                                                              -------------   ------------
        Deferred
            Federal                                                              (659,000)         (3,500)
            State                                                                (102,000)           (500)
                                                                              -------------   ------------
                                                                                 (761,000)         (4,000)
                                                                              -------------   ------------

       Total taxes (benefit)                                                 $   (631,000)   $    104,000
                                                                              =============   ============


                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE J - INCOME TAXES - CONTINUED


       The provision for income taxes differs from the statutory Federal income tax rate due to the following:

                                                                                  1999          1998
                                                                              -----------   -----------

        Income taxes computed at federal statutory rate of 34%               $  418,000    $  387,000
        State taxes, net of federal benefit                                      91,000        83,000
        Realization of net operating loss carryforward
         and change in valuation allowance                                   (1,286,000)     (530,000)
        Non-deductible expenses                                                 146,000       161,000
        Other                                                                         -         3,000
                                                                              -----------  ------------

                   Total income taxes (benefit)                              $ (631,000)   $  104,000
                                                                              ===========   ===========


       The tax effects of temporary differences which give rise to deferred tax assets and liabilities are as follows:


                                                                                  1999            1998
                                                                              ------------   ------------

         Current deferred tax assets
            Deferred compensation                                            $    128,000   $    119,000
            Allowance for doubtful accounts                                         9,000          2,000
            Inventory reserves                                                     30,000              -
            Accrued expenses                                                       88,000         92,000
            Contributions carryforward                                             43,000         38,000
            Uniform inventory capitalization                                       27,000        (17,000)
            Other                                                                  (2,000)             -
                                                                              ------------   ------------

                   Net current tax assets                                    $    323,000   $    234,000
                                                                              ============   ============

        Long-term deferred tax assets
            Net operating loss carryforwards                                 $  2,219,000   $  2,867,000
            Excess book depreciation and amortization                              20,000         16,000
            Alternative minimum tax credit carryforward                           183,000        153,000
            Less valuation allowance                                           (1,200,000)    (2,486,000)
                                                                              ------------   ------------

                   Net long-term tax assets                                  $  1,222,000   $    550,000
                                                                              ============   ============

              Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE J - INCOME TAXES - CONTINUED

       At July 31, 1999, the Company has net operating loss carryforwards for tax reporting purposes of approximately $5,949,000 which expire from 2004 through the year 2007.

       During 1999, management evaluated the prospects for future profitable operations of the Company. Because the Company has generated operating profits for the last several years and current budget forecasts project profits continuing into the future, generally accepted accounting principles require the deferred tax asset related to the net operating loss carryforwards to be reflected on the balance sheet (net of its respective valuation allowance) since it appears more likely than not that a major portion of the deferred tax asset relating to net operating loss carryforwards will be realized in the future. The valuation allowance on deferred taxes was decreased $1,286,000 during 1999, to adjust for this evaluation regarding the realizability of the deferred tax asset and other deferred tax assets and liabilities.


NOTE K - CAPITAL STOCK

       1.   Convertible preferred stock
            ---------------------------

       The Series A preferred stock is convertible at the option of the holder into 0.2 shares of common stock, has voting rights equal to one vote for each share of common stock as if converted, participates in all dividends declared by the Board of Directors, as if converted, and has a liquidation preference over all other series of preferred and common stock of $0.01 per share of Series A preferred stock. At July 31, 1999, 5,200 shares of series A preferred stock were issued and outstanding.

       In February of 1998, all series B preferred stock was cancelled by amendment to the articles of incorporation of the Company.

       The Series E preferred stock is convertible at the option of the holder into 0.2 shares of common stock. The Series E preferred stock has voting rights equal to one vote for each share of common stock, as if converted, and participates in all dividends declared by the Board of Directors, as if converted. The Series E preferred stock has liquidation rights after the Series A, B, C and D preferred stock but before common stock. The liquidation preference is $10.87 per share of Series E preferred stock. At July 31, 1999, a total of 21,231 shares of series E preferred stock were issued and outstanding.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998



NOTE K - CAPITAL STOCK - CONTINUED

       2.   Cumulative nonvoting preferred shares
            -------------------------------------

       In February of 1998, the series C ten percent cumulative non-voting preferred stock and series D eight percent cumulative non-voting preferred stock were canceled by amendment to the articles of incorporation of the Company.

       3.   Reverse stock split
            -------------------

       During 1998, the Company's common stock was split one-for-fifty in a reverse stock split. The Company amended their articles of incorporation to reflect 1,650,000 common shares authorized due to the reverse stock split. The Company also retained the par value for common stock at $0.001 per share. All amounts relating to common stock in these financial statements have been adjusted for the split.


NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION

       1.   Stock options
            -------------

       The Company's board of directors has the authority to grant stock options to employees, officers and non-employees. The stock options are considered non-qualified for income tax purposes. As of July 31, 1999, the Company had granted stock options to various officers, directors, employees and other non-employees of the Company covering the aggregate number of 170,000 shares of the Company's common stock. Except as explained below, options vest immediately upon grant.

       Options issued in connection with the Company's  leasehold interest (Note
       D) vest ratably at a rate of one option for every nine common shares (pre-reverse stock split) issued as a result of a) the exercise of employee stock options outstanding at the date of the agreement (approximately 23,000 such options are outstanding at July 31, 1999 and 1998) and b) the conversion of Series A preferred stock (5,200 shares are convertible into 1,040 common shares at July 31, 1999). These options are exercisable at the then existing par value of the common stock ($.05). At July 31, 1999, such options to purchase 671 shares were exercisable. Vesting of the options is complete upon exercisability and Company notification to option-holders of such exercisability.

       Options covering 40,000 shares were granted to an officer during 1998 with an exercise price of $4.625 and are exercisable when the market value of the Company's common stock has a closing price at or above $12 per share. These options expire in 2013.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

       2. Fair market value of options granted
          ------------------------------------

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



                                                                                     1999           1998
                                                                                     -----          ----
         Net earnings
             As reported                                                       $   1,862,000  $   1,033,000
             Pro forma                                                             1,849,000        924,000

         Net earnings per common share - basic
             As reported                                                       $        1.70  $        0.95
             Pro forma                                                                  1.69           0.85

         Net earnings per common share - diluted
             As reported                                                       $        1.56  $        0.88
             Pro forma                                                                  1.55           0.79

       These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1997. The fair value of options was estimated at the date of grant using the Black-Scholes American option-pricing model with the following weighted-average assumptions for 1998: expected volatility of 172 percent; risk-free interest rate of 5.83 percent; and expected life of 14.7 years. The weighted-average fair value of options granted was $3.97 in 1998.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

       2.   Fair market value of options granted- continued
            ----------------------------------------------

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

       Information with respect to the Company's stock options at July 31, 1999:

                                                                                              Weighted-average
                                                Stock options         Exercise price           Exercise price
                                                -------------         --------------          ----------------

       Outstanding at August 1,
       1997                                         112,000           $0.050 to 3.150                $1.760
             Granted                                 71,000            3.215 to 4.625                 3.970
             Exercised                               (6,000)               1.565                      1.565
             Canceled/expired                        (7,000)               1.565                      1.565
                                                     -------                                         ------
       Outstanding at July 31,
       1998                                         170,000             0.50 to 4.625                 2.690
             Granted                                      -                  -                            -
             Exercised                                    -                  -                            -
             Canceled/expired                             -                  -                            -
                                                  ----------
       Outstanding at July 31,
       1999                                         170,000             0.50 to 4.625                 2.690
                                                  ==========
       Exercisable at July 31,
       1999                                         121,000           $ 0.50 to 4.625                $2.690
                                                  ==========



       Additional information about stock options outstanding and exercisable at July 31, 1999:


       Options outstanding
       -------------------

                                                                             Weighted average
                                 Number           Weighted-average         remaining-contractual
        Exercise price         outstanding          Exercise price              life (years)
        --------------         -----------        ----------------         ---------------------


       $ 0.050                       8,000           $ 0.050                      8.1
         1.565                      71,000             1.565                   3.6 to 8.1
         3.215                      51,000             3.215                  5.3 to 13.6
         4.625                      40,000             4.625                      13.8
                                   -------
                                   170,000
                                   =======

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE L - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED


       Options exercisable
       -------------------
                                                  Number               Weighted-average
                   Exercise price              exercisable              exercise price
                   --------------              -----------             ----------------


                   $ 0.050                          1,000                   $ 0.050
                     1.565                         69,000                     1.565
                     3.215                         51,000                     3.215
                                                  -------
                                                  121,000
                                                  =======

       3. Put option
          ----------

       Pursuant to an employee agreement (Note M), an officer of the Company has a put option which may be exercised during a three year period following termination or expiration of the agreement. Under the option, the officer may require Calorimetry to repurchase up to 15,780 shares of Company stock and stock options owned by the officer at prices from $5.94 per share to $7.50 per share at a maximum rate of 5,260 shares or options per year for three years. The agreement expires in August of 2003.


NOTE M - COMMITMENTS

       The Company has employment and severance agreements with certain officers and managers of the Company. Salaries covered by these agreements range from $82,000 to $285,000 annually. Contracts, with three individuals, provide for annual salaries of $225,000 (plus a five percent annual increase), $231,000 (plus a five percent annual increase) and $226,000 and are for terms of two to five years providing for severance, which could be as much as 50 percent of the remaining base compensation (or one year's salary whichever is greater) if the individual is terminated without cause. The other two contracts with annual salaries of $82,000 and $285,000 (plus a five percent annual increase) have longer terms of six to ten years and severance, which could be as much as 50 percent of the remaining base salary (or one year's salary whichever is greater) if the individual is terminated without cause. All the officers and managers covered by contracts have been with the Company for eight or more years and some have been employed more than twelve years. One individual has a put option under the agreement (Note L). Additionally, provisions exist in the contracts to provide for immediate payment of remaining compensation plus additional amounts totaling $300,000 if a successor of the Company fails to honor the respective contracts. No provision for any severance payments under these employment contracts has been made as of July 31, 1999.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE N - EMPLOYEE BENEFIT PLAN

       The Company has established an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers employees who are at least 21 years of age and work at least 1,000 hours per year. The Company matches at its discretion up to 50 percent of employee contributions. The Company's matching contributions vest at a rate of 20 percent per year. The Company contributed approximately $135,000 and $121,000 to the plan during the fiscal years ended July 31, 1999 and 1998, respectively.


NOTE O - RELATED PARTY TRANSACTIONS

       During  1999 and  1998,  the  Company  purchased  $114,000  and  $103,000 respectively, of inventory from an entity owned by the spouse of an officer of the Company.


NOTE P - EARNINGS PER COMMON SHARE

       The following shows the shares used in computing earnings per common share including dilutive potential common stock:



                                                                            For the Year Ended July 31, 1999
                                                             ----------------------------------------------------------
                                                                                   Weighted-average
                                                               Net Earnings            shares             Per-share
                                                                (numerator)        (denominator)            amount
                                                             ----------------   -------------------   -----------------


Net earnings per common share - basic


    Net earnings available to common shareholders           $     1,862,000            1,094,959     $          1.70
                                                             ================                         =================

Effect of dilutive securities

    Stock options                                                                         93,639
    Convertible preferred stock                                                            5,286
                                                                                       ----------

Net earnings per common share - diluted


    Net earnings available to common shareholders           $     1,862,000            1,193,884     $          1.56
                                                             ================          =========      =================


                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 1999 and 1998


NOTE P - EARNINGS PER COMMON SHARE - CONTINUED

                                                                             For the Year Ended July 31, 1998
                                                             ----------------------------------------------------------
                                                                                  Weighted-average
                                                               Net Earnings            shares             Per-share
                                                                (numerator)        (denominator)            amount
                                                             ----------------   -------------------   -----------------


Net earnings per common share - basic


    Net earnings available to common shareholders           $     1,033,000            1,090,932     $          0.95
                                                             ================                         =================

Effect of dilutive securities

    Stock options                                                                         82,794
    Convertible preferred stock                                                            5,286
                                                                                       ---------

Net earnings per common share - diluted


    Net earnings available to common shareholders           $     1,033,000            1,179,012     $          0.88
                                                             ================          =========      =================
