Form 10KSB, Exhibit 13
period 2000-07-31
LIFSCHULTZ INDUSTRIES INC
filed 2000-10-30
CIK 822046

Exhibit 13.01

                               2000 Annual Report

                           LIFSCHULTZ INDUSTRIES, INC.

                             DESCRIPTION OF BUSINESS

Overview

         Lifschultz Industries, Inc. (the "Company") is a public company engaged, through its wholly owned subsidiary, Hart Scientific, Inc. ("Hart"), and Hart's wholly owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing, and marketing of scientific and industrial calorimetry instrumentation and industrial temperature calibration equipment. The Company is also involved in managing the activities of a nonoperating, wholly owned subsidiary, Lifschultz Fast Freight, Inc. ("LFF"), which has as its principal remaining asset a lease on certain real property in New York City. Hart was acquired by the Company in 1988, while LFF was acquired by the Company in 1991. The Company's management anticipates that the Company's future sales growth, to the extent it occurs, will come from growth in sales of present Hart and CSC product lines and new products which they will introduce in the future.

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

         During the Company's 1994 fiscal year, the management of Hart elected to separate Hart's calorimetry division from its temperature calibration instrumentation business by incorporating CSC. CSC, a Utah corporation, is now a wholly owned subsidiary of Hart. Dennis R. Hunter, formerly the Chairman of Hart, now serves as President and Chief Executive Officer of CSC.

Except as otherwise noted, the discussion of Hart in the following paragraphs includes the business of CSC.

Developments in Fiscal 2000

         Total revenues for the Company rose from $16,254,000 in fiscal 1999 to $19,334,000 in fiscal 2000, an increase of 19%. The Company's consolidated net earnings of $1,862,000 in fiscal 1999 increased to $2,108,000 fiscal 2000, a 13% increase. Included in the calculation of 2000 net earnings is a recognition of a $1,249,000 deferred tax asset to be utilized in future periods (offset against future tax liability), compared to a $1,286,000 deferred tax asset recognized during fiscal 1999. .

Hart Scientific, Inc. and Subsidiary

         Products and Markets. Hart's business strategy is to target narrow market niches in temperature calibration equipment and high performance calorimetry applications, build solution-oriented products for those niches, and capture a significant part of the market for each such product category. Products for many different markets are developed from similar base technologies that are proprietary to Hart. Hart has products which are marketed to the battery industry, calibration laboratories, the plastic container industry, the automotive plastics industry, the medical research industry, pharmaceutical companies, the biotechnology industry, and industrial manufacturing companies of all types. The management of Hart believes that this strategy reduces risk and results in higher margins, lower development costs, and greater growth potential for Hart. Hart manufactures and markets temperature calibration services, calibration seminars, constant temperature baths, microprocessor readout devices (thermometers), primary standards, dry-wells and a variety of other temperature calibration devices. Products manufactured and marketed by Hart's subsidiary CSC include biological scanning calorimeters, heat conduction calorimeters, several specialty calorimeters, parison calorimeters, a plastics testing device, and various custom instruments. A calorimeter is a device that measures quantities of heat energies.

         During the last fiscal year, Hart was awarded a contract from NAVAIR, a division of the United States Navy, for a custom temperature calibrator. The contract is projected to total 150 units. To date, 50 have been shipped. Management estimates that the three-year revenue from this contract will exceed $1 million. Hart also recently introduced a new 1529 Thermometer, a precision field thermometer targeted at the pharmaceutical and bio-medical industries. Management currently projects first year sales of approximately $200,000.

         Customer Service and Support. Most of Hart's products carry a standard one-year warranty and factory service guarantee. Customer service is structured around toll-free telephone support, in-factory service, and on-site repair when necessary.

         Product Development. Hart has typically devoted a substantial portion of its revenues to product research and development expenditures as a percentage of revenues have historically been relatively high at Hart. During the fiscal year ended July 31, 2000, Hart spent approximately $$959,000 on Company-sponsored research and development activities, compared to $786,000 in fiscal 1999. Hart management believes such expenditures are necessary for Hart to develop competitive new products and enhancements for its current product line.

         Manufacturing and Operations. Hart owns a manufacturing and office facility in American Fork, Utah, while CSC leases a manufacturing and office facility in Spanish Fork, Utah. Currently, Hart manufactures most of its own instruments, but does sell some instruments manufactured by other companies, sometimes under the Hart label.

         Insurance. Hart presently carries property and casualty insurance on the equipment used in its business. Some potential losses cannot be insured against or cannot be insured against at reasonable premium rates. The Company could be materially adversely affected if it or Hart were to incur an uninsured or an under insured loss.

         Suppliers. With the exception of proprietary software, some machined parts, and product housing units, most of the products sold by Hart are assembled from standard off-the-shelf items which are readily available from a variety of suppliers. To date, Hart has not experienced any major difficulty in obtaining components; however, various parts shortages have arisen in the past and are expected from time to time in the future, so there can be no certainty that parts shortages would not at some point have an adverse effect on the Company. Hart employs a purchase order system for purchasing supplies and components and has not found it necessary to enter into any written supplier contracts.

         Customers. Hart's customers include calibration service departments and research departments of universities, governmental agencies, and industrial corporations. No customer accounted for more than 10 percent of total revenues during fiscal 2000, and the loss of any single customer would not likely cause a material adverse effect on Hart and the Company.

         Patents, Copyrights, and Trademarks. Hart does not currently have any patents, copyrights, or trademarks for its products except for one connector patent held by Hart. CSC licenses some patented product designs from the Johns Hopkins University and acquired certain proprietary product designed from Thermodynamics during 1999. Hart generally relies on trade secrets and confidentiality agreements to protect the proprietary aspects of its technologies.

         Sales, Distribution, and Marketing. Hart sells its specialized instruments directly to customers through direct mailings, including a catalog, advertisements in technical publications, and participation in trade shows. Hart uses traditional distribution channels such as sales representatives for its products in Europe, Asia and other foreign markets. CSC utilizes an exclusive distributor in Japan for some of its calorimeter products.

         Competition. Hart's temperature instrumentation products compete with similar products from companies such as IsoTech, Techne, Scientific Electronics, and other bath/thermometer manufacturers. Certain Hart product lines have much higher performance specifications than most of the products in the categories offered by competitors and tend to compete less directly with such lower performance products. CSC primarily competes with MicroCal and Thermometrics in the calorimetry market.

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

         LFF has an operating lease, expiring at the end of September, 2002 on its former New York trucking terminal. The operating lease provides for a nominal rental during such time as LFF occupies the current premises. During the Company's 1994 fiscal year, LFF entered into two subleases covering portions of the New York Terminal for eight years at a base rental of $450,000 per year (plus adjustments tied to the Consumer Price Index). These subleases produced an annual rent to LFF of $522,000 in fiscal 2000.

Employees

         As of September 30, 2000, Hart employed 76 full-time and nine part-time employees, all of whom are employed in Hart's office/manufacturing facility in American Fork, Utah. Also as of September 30, 1999, CSC employed 17 full-time employees and three part time employees in its office/manufacturing facility in Spanish Fork, Utah. LFF employs one full-time employee and one part-time employee in its New York City office.

Office Space

         Hart office, research, and manufacturing operations are located in a 50,500 square foot building in American Fork, Utah. Beginning in 2000, Hart purchased the building and associated land for approximately $2,341,000 and spent an additional $317,000 on capital improvements. The building, which was originally built in 1996 and expanded in 1999, is in good condition and is currently adequate for Hart's needs.

         CSC moved into a new 12,000 square foot office/manufacturing space in Spanish Fork Utah in November 1999. CSC leases those premises under a ten year lease at a monthly cost of $7,000 during the first year with 2% annual increases thereafter. The building is of new construction and currently adequate for CSC's needs.

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

Net Sales

         Total revenues for the Company increased 19% in fiscal 2000 to $19,334,000 versus $16,254,000 in fiscal 1999. Hart revenues for fiscal 2000 were $18,809,000 versus $15,899,000 in fiscal 1999, an 18% increase for the current fiscal year. (The financial figures given in this discussion for Hart include the financial figures for its wholly owned subsidiary CSC, unless specifically stated otherwise.)

         LFF had $525,000 in revenues during the 2000 fiscal year compared to $513,000 in fiscal year 1999. These revenues were generated primarily from its New York subleases. This revenue will increase annually through 2002 with modest adjustments for inflation tied to the Consumer Price Index.

         Exports made up 31% of total Company revenues in fiscal 2000 compared to 25% in fiscal 1999, contributing significantly to this year's growth in revenues. Hart sales to the Far East did show a strong recovery during the fiscal year increasing from $1,124,000 in fiscal 1999 to $2,198,000 in fiscal 2000.

         Management expects that future growth in revenues, to the extent it occurs, will come primarily from increased sales to existing customers and continued marketing efforts to reach new customers both domestically and in export markets.

Gross Profit

         Gross profit margins for Hart were 47% in fiscal 2000 compared to 44% in fiscal 1999. These margins vary primarily due to shifts in the product mix shipped and the sales channels used. Products sold through Hart's own direct sales force have higher margins than products sold through distributors and representatives of Hart (primarily exports). Products manufactured by Hart tend to have better profit margins than products redistributed by Hart. Management believes that gross margins increased in fiscal 2000 primarily due to a product shipment mix of higher margin products and efforts for reduced costs.

Operating Expenses

         General and administrative (G&A) expenses at Hart were 19% of total revenues in fiscal 2000 versus 21% during fiscal 1999. Actual spending increased by 12% or $401,000. G&A expenses at LFF were $511,000 in fiscal 2000 versus $497,000 in fiscal 1999. With very low unemployment in Utah, Hart is experiencing increased personnel costs, a trend the Company expects to continue in the near future. The Company hopes to off-set such increased costs through increased efforts at improving personnel productivity.

         Marketing expenses at Hart increased from 8.5% of revenues in fiscal 1999 to 10% of revenues in fiscal 2000. Actual spending increased by $551,000. The market environment for Hart's products is becoming increasingly competitive as other companies recognize market potential in Hart's market niches and as Hart expands into other market niches with competitors already in place. In the future, marketing costs as a percentage of revenue could reasonably be expected to continue to increase in this market environment and management expects this will be the case. Hart currently intends to focus a significant part of its marketing efforts on improving its sales of higher cost/higher margin products in export markets.

         Research and development expenditures at Hart were $959,000 in fiscal 2000 versus $786,000 in fiscal 1999. Hart continues to develop new products and improve existing products. To remain competitive, R&D spending is also likely to increase in the future.

         Net Earnings

         Net earnings for the Company were $2,108,000 in fiscal 2000 versus $1,862,000 for fiscal 1999 an increase of 13%. Included in the calculation of 2000 net earnings is a $351,000 tax benefit realized by the Company in 2000, due in part to a recognition of a $1,249,000 deferred tax asset to be utilized in future periods (offset against future tax liability). In contrast, the Company's calculation of net earnings in fiscal 1999 included the recognition of a $1,286,000 deferred tax asset. Under applicable accounting standards, if a tax loss carryforward is more likely than not to be utilized in future years then such loss should be recognized as an asset and a current income item. It was determined that the remaining portion of the Company's tax loss carryforward (which, for tax reporting purposes, currently is $4,287,000) should be recognized as a deferred tax asset in accordance with Financial Accounting Standard (FAS) No. 109 in the 2000 fiscal year.

         Earnings of the Company before income tax for fiscal 2000 were $1,757,000 versus $1,231,000 for fiscal 1999, a 43% increase. Hart had net pretax income of $2,199,000 for the current fiscal year versus a net pretax income of $1,623,000 for fiscal 1999, a 35% increase. Management believes that general increases in revenue, higher margin product mix and cost controls accounted for the increase in operating earnings.

         The LFF real estate sublease is carried on the balance sheet as an asset equal in value to the cash expected to be generated by the sublease over its life. As the sublease revenues are received the sublease asset is amortized by a like amount. The net effect is that, while these revenues generate cash flow for use by LFF for expenses ($522,000 in fiscal 2000), they have no positive impact upon the statement of earnings of the Company. LFF cash expenses, such as salaries, are covered by the cash flow from the LFF sublease and supplemental payments from Hart, but these LFF cash expenses reduce the overall operating profit of the Company because any LFF revenues from the subleases are offset, on an accounting basis, by the amortization of the leasehold asset.

Liquidity and Capital Resources

         The Company has historically financed its growth through cash from operations and occasional borrowings under a secured line of credit. Net cash flows provided by operating activities during fiscal 2000 were $1,065,000 and $980,000 during fiscal 1999.

         Hart carries a line of credit with Key Bank N.A. Hart had a maximum borrowing capacity of $1,015,000 as of July 31, 2000. At that time, approximately $865,000 of the credit line was available for use. Use of this credit line varies with product shipments and other factors. Management believes that its line of credit will be sufficient for Company purposes in the near future. The line of credit requires that the Company maintain certain financial ratios and levels of working capital, all of which were met as of July 31, 2000.

         The Company's current ratio as of July 31, 2000 was 3.81 to 1, versus
3.50 to 1 as of July 31, 1999. The ratio of total debt to total assets at July 31, 2000 was .30, versus .20 on July 31, 1999. This ratio of total debt to assets increased primarily due to the addition of a long-term mortgage to finance the purchase of Hart's manufacturing facility in American Fork, Utah.

         On March 27, 2000, Hart purchased its manufacturing facility in American Fork Utah for $2,341,000. A mortgage of $2,300,000 was provided by Key Bank, N.A. The mortgage is a variable rate mortgage based on the prime rate, with payments amortized over 20 years, and is due in 10 years. Hart entered into an interest rate hedge agreement with an affiliate of Key Bank that, in effect, fixes the interest rate on the mortgage at approximately 9.6%

         As of July 31, 2000, the Company's working capital was $7,550,000, versus $6,394,000 as of July 31, 1999.

         The Company has no material commitments for capital expenditures.

         Under the Company's current plans, the Company believes that the existing cash, unused borrowing facilities and cashflow from operations will provide sufficient liquidity and enable it to meet its working capital requirements during the next year.

Summarized Quarterly Data (unaudited)

       Following is a summary of the quarterly results of operations for the years ended July 31, 2000 and 1999:


$ in thousands, except per share amounts                         First    Second     Third    Fourth     Total
----------------------------------------------------------------------------------------------------------------

2000
Net sales                                                       $ 3,871   $ 4,620   $ 5,356   $ 5,487   $ 19,334
Earnings before income taxes                                        244       332       755       426      1,757
Income tax (expense) benefit *                                      (29)      (28)      (17)      425        351
Net earnings                                                        215       304       738       851      2,108
Net earnings per common share - basic                              0.19      0.27      0.66      0.80       1.92
Net earnings per common share - diluted                            0.17      0.25      0.57      0.73       1.72

1999
Net sales                                                       $ 3,626   $ 3,920   $ 4,068   $ 4,640   $ 16,254
Earnings before income taxes                                        319       365       315       232      1,231
Income tax (expense) benefit **                                     (32)      (30)      (12)      705        631
Net earnings                                                        287       335       303       937      1,862
Net earnings per common share - basic                              0.26      0.30      0.32      0.82       1.70
Net earnings per common share - diluted                            0.24      0.28      0.27      0.77       1.56


     * In the fourth quarter of 2000, the Company recorded a benefit resulting from the removal of the valuation allowance associated with deferred tax assets held by the Company.

     ** In the fourth quarter of 1999, the Company recorded a benefit resulting from the removal of a portion of the valuation allowance associated with deferred tax assets held by the Company.

         Due to the small size of the Company, quarterly revenues, expenses and profits are subject to wide variations and do not necessarily indicate future performance. Inventory adjustments, marketing expense timing, payroll timing and other items, which may or may not be amortized, can cause significant fluctuations in the quarterly financial results.

Year 2000

         The coming of year 2000 produced no significant computer-related events for the company. Only one low volume thermometer product showed a printing error in the date header due to Y2K software issues. The problem was easily corrected with a software patch, and no other significant problems of any type were encountered. All of the company's vendors and suppliers performed well with the exception of one minor part shortage, which was managed without creating shipping delays. The total cost for Y2K contingent liability was less than the $20,000 forecasted.

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

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The following table sets forth certain information concerning directors and executive officers of the Company:

                                                                                       Began Service as an
Name                                Age        Positions Held                          Officer or Director
----                                ---        --------------                          -------------------

David K. Lifschultz                 54         Chairman and                                        1991
                                                 CEO of the Company
                                                 (also President and
                                                 Director of LFF)

Dennis R. Hunter                    49         President, Director, and CFO                        1988
                                                 of the Company (also CEO,
                                                 President, and Chairman of
                                                 CSC and Director of Hart)

Sidney B. Lifschultz                88         Director of the Company                             1991

Joseph C. Fatony                    53         Director of the Company                             1998

James E. Solomon                    50         Director of the Company and Hart                    1995

James C. Triplett                   50         Chairman and CEO of Hart                            1988

J. Randall Owen                     42         President and COO of Hart                           1994

Michael Hirst                       51         Vice President and                                  1988
                                                 Director of Hart


         For further information on these individuals, including biographies, please refer to the Company's Proxy Statement.

                    MARKET FOR THE COMPANY'S COMMON STOCK AND
                           RELATED STOCKHOLDER MATTERS

         The Company's Common Stock has been listed on the Nasdaq SmallCap Market since 1991. It trades under the symbol LIFF. The prices below are for the high and low closing sales prices of the Company's Common Stock, and are drawn from Nasdaq reports rounded to the nearest cent. The closing price as of October 27 was $16.125.

                                      Fiscal 2000                               Fiscal 1999

     Price Range                      High           Low                        High         Low
     -----------                      ----           ---                        ----         ---

     1st Quarter                     $ 9.563        $ 5.75                     $ 6.50       $ 3.125

     2nd Quarter                     $12.25         $ 7.25                     $ 6.88       $ 3.125

     3rd Quarter                     $13.00         $ 9.00                     $ 5.44       $ 4.375

     4th Quarter                     $14.75         $ 9.00                     $ 6.25       $ 5.625

         As of October 5, there were approximately 329 record holders of Common Stock (which includes brokerage firms and their affiliates holding certificates in "street name" for a larger number of beneficial owners) and 2 holders of Company preferred stock.

         No cash dividends have been paid on any class of the Company's capital stock since inception.

                              FINANCIAL STATEMENTS

         The consolidated financial statements of Lifschultz Industries, Inc. and subsidiaries at July 31, 2000 and 1999 and for each of the two years ended July 31, 2000 and 1999 appearing at the end of this Annual Report to Shareholders have been examined by the Company's independent auditors, as and to the extent set forth in their reports appearing therein.

                  LIFSCHULTZ INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                             JULY 31, 2000 AND 1999

                  Lifschultz Industries, Inc. and Subsidiaries

                   Index to Consolidated Financial Statements



                                                                          Page


Report of Independent Certified Public Accountants                         1

Consolidated financial statements

    Balance sheets                                                         3

    Statements of earnings                                                 4

    Statements of shareholders' equity                                     5

    Statements of cash flows                                               6

    Notes to consolidated financial statements                             8

                              REPORT OF INDEPENDENT
                              ---------------------
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ----------------------------


Board of Directors
Lifschultz Industries, Inc.


We have audited the accompanying consolidated balance sheets of Lifschultz Industries, Inc. and Subsidiaries (the Company) as of July 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lifschultz Industries, Inc. and Subsidiaries as of July 31, 2000 and 1999, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


GRANT THORNTON LLP

Provo, Utah
September 22, 2000

                        CONSOLIDATED FINANCIAL STATEMENTS

                  Lifschultz Industries, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                    July 31,

                                     ASSETS


                                                                                               2000           1999
                                                                                           ------------   -----------


Current assets
    Cash and cash equivalents                                                             $    888,000   $  1,175,000
    Marketable securities                                                                    1,143,000        993,000
    Trade accounts receivable, net                                                           3,213,000      3,059,000
    Related party receivable                                                                    89,000         51,000
    Deferred income taxes                                                                      168,000        323,000
    Inventories                                                                              4,558,000      3,190,000
    Other current assets                                                                       182,000        159,000
                                                                                          ------------   ------------

           Total current assets                                                             10,241,000      8,950,000



PROPERTY HELD FOR LEASE, NET                                                                 1,076,000      1,598,000



PROPERTY AND EQUIPMENT, net                                                                  3,442,000      1,181,000



LAND                                                                                           560,000        170,000



OTHER ASSETS, NET                                                                              483,000              -



DEFERRED INCOME TAXES                                                                        1,815,000      1,222,000
                                                                                          ------------   ------------

                                                                                          $ 17,617,000   $ 13,121,000
                                                                                          ============   ============






        The accompanying notes are an integral part of these statements.

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                               2000          1999
                                                                                         ------------   ------------

Current liabilities
    Note payable to bank                                                                 $    150,000   $    150,000
    Accounts payable                                                                          431,000        688,000
    Income taxes payable                                                                       38,000        149,000
    Accrued liabilities                                                                     1,969,000      1,528,000
    Current maturities of capital lease obligations                                            55,000         39,000
    Current maturities of long-term obligations                                                48,000          2,000
                                                                                         ------------   ------------

           Total current liabilities                                                        2,691,000      2,556,000

long-term obligationS, less current maturities                                              2,245,000          5,000

capital lease obligations, less current maturities                                            105,000         92,000

Commitments                                                                                         -              -

Shareholders' equity
    Convertible preferred stock, par value $0.01;
      authorized 100,000 shares
       Series A; issued and outstanding 5,200 shares
         in 2000 and 1999                                                                           -              -
       Series E; issued and outstanding 552 shares
         in 2000 and 1999                                                                           -              -
    Common stock, par value $0.001; authorized 1,650,000 shares;
      issued 1,121,655 shares in 2000 and 1,117,519 shares in 1999                              1,000          1,000
    Additional paid-in capital                                                             11,060,000     11,060,000
    Treasury stock, at cost (22,560 common shares)                                           (157,000)      (157,000)
    Retained earnings (accumulated deficit)                                                 1,672,000       (436,000)
                                                                                         ------------   ------------

           Total shareholders' equity                                                      12,576,000     10,468,000
                                                                                         ------------   ------------

                                                                                         $ 17,617,000   $ 13,121,000
                                                                                         ============   ============


                  Lifschultz Industries, Inc. and Subsidiaries

                       CONSOLIDATED STATEMENTS OF EARNINGS

                               Year ended July 31,




                                                                                                2000          1999
                                                                                          ------------   ------------

Net sales                                                                                 $ 19,334,000   $ 16,254,000

Costs and expenses
    Cost of products sold                                                                    9,951,000      8,828,000
    Selling, general and administrative                                                      6,540,000      5,370,000
    Research and development                                                                   959,000        786,000
    Interest                                                                                   127,000         39,000
                                                                                          ------------   ------------

                                                                                            17,577,000     15,023,000
                                                                                          ------------   ------------

           Earnings before income taxes                                                      1,757,000      1,231,000

Income tax benefit                                                                             351,000        631,000
                                                                                          ------------   ------------

           NET EARNINGS                                                                   $  2,108,000   $  1,862,000
                                                                                          ============   ============


Net earnings per common share - basic                                                     $       1.92   $       1.70
                                                                                          ============   ============

Net earnings per common share - diluted                                                   $       1.72   $       1.56
                                                                                          ============   ============









        The accompanying notes are an integral part of these statements.

                  Lifschultz Industries, Inc. and Subsidiaries

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                       Years ended July 31, 2000 and 1999



                                                                       Additional                     Retained
                                   Common        Preferred Stock        paid-in        Treasury       earnings
                                   Stock       Series A    Series E     capital         stock        (deficit)        Total
                                -----------   ----------  ----------  ------------     --------      ----------   ------------

Balance at August 1, 1998       $    1,000     $     -     $     -    $ 11,060,000   $ (157,000)   $ (2,298,000)  $  8,606,000

Net earnings                             -           -           -               -            -       1,862,000   $  1,862,000
                                ----------     -------     -------    ------------   ----------    ------------   ------------

Balance at July 31, 1999             1,000           -           -      11,060,000     (157,000)       (436,000)    10,468,000

Net earnings                             -           -           -               -            -       2,108,000      2,108,000
                                ----------     -------     -------    ------------   ----------    ------------   ------------

Balance at July 31, 2000        $    1,000     $     -     $     -    $ 11,060,000   $ (157,000)   $  1,672,000   $ 12,576,000
                                ==========     =======     =======    ============   ==========    ============   ============




        The accompanying notes are an integral part of these statements.

                  Lifschultz Industries, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Year ended July 31,


                                                                                            2000           1999
                                                                                       ------------   ------------


Increase (decrease) in cash and cash equivalents
    Cash flows from operating activities
       Net earnings                                                                    $  2,108,000   $  1,862,000
       Adjustments to reconcile net earnings to net
         cash provided by operating activities
           Depreciation and amortization                                                    376,000        309,000
           Amortization of leasehold interest                                               522,000        468,000
           Provision for bad debts                                                           26,000         12,000
           Provision for inventory reserves                                                 (20,000)             -
           Deferred income taxes                                                           (438,000)      (761,000)
           (Gain) loss on sale of property and equipment                                      7,000         (2,000)
           Changes in assets and liabilities
               Trade accounts receivable                                                   (180,000)      (603,000)
               Related party receivable                                                     (38,000)        28,000
               Inventories                                                               (1,348,000)      (804,000)
               Other current assets                                                         (23,000)       (23,000)
               Accounts payable                                                            (257,000)       169,000
               Accrued liabilities                                                          441,000        210,000
               Income taxes payable                                                        (111,000)       115,000
                                                                                       ------------   ------------

                  Total adjustments                                                      (1,043,000)      (882,000)
                                                                                       ------------   ------------

                  Net cash provided by
                    operating activities                                                  1,065,000        980,000
                                                                                       ------------   ------------

    Cash flows from investing activities
       Purchase of land                                                                    (390,000)             -
       Purchase of property and equipment                                                (2,552,000)      (569,000)
       Proceeds from sale of property and equipment                                          19,000          3,000
       Purchase of marketable securities                                                 (1,346,000)      (982,000)
       Proceeds from maturities of marketable securities                                  1,196,000        794,000
       Purchase of other assets                                                            (522,000)             -
                                                                                       ------------   ------------

                  Net cash used in
                    investing activities                                                 (3,595,000)      (754,000)
                                                                                       ------------   ------------







                                   (Continued)

                  Lifschultz Industries, Inc. and Subsidiaries

                               Year ended July 31,


                                                                                            2000           1999
                                                                                       ------------   ------------

    Cash flows from financing activities
       Net change in note payable to bank                                                         -         (4,000)
       Proceeds from issuance of long term obligations                                    2,300,000              -
       Principal payments on long-term obligations                                          (14,000)        (2,000)
       Principal payments on note payable to shareholder                                          -         (3,000)
       Principal payments on capital lease obligations                                      (43,000)       (31,000)
                                                                                       ------------   ------------

                  Net cash provided by (used in)
                    financing activities                                                  2,243,000        (40,000)
                                                                                       ------------   ------------

                  Net increase (decrease) in cash
                    and cash equivalents                                                   (287,000)       186,000

Cash and cash equivalents at beginning of year                                            1,175,000        989,000
                                                                                       ------------   ------------

Cash and cash equivalents at end of year                                               $    888,000   $  1,175,000
                                                                                       ============   ============

Supplemental disclosures of cash flow information
-------------------------------------------------

Cash paid during the year for
    Interest                                                                           $    127,000   $     39,000
    Income taxes                                                                            148,000        106,000

Noncash investing and financing activities
------------------------------------------

During 2000 and 1999, the Company entered into capital leases for $72,000 and $19,000 of equipment, respectively.






        The accompanying notes are an integral part of these statements.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999




NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

       1.   Principles of consolidation
            ---------------------------

       The consolidated financial statements of Lifschultz Industries, Inc. and Subsidiaries (the Company) include the accounts of Lifschultz Industries, Inc. a non-operating holding company, and its wholly-owned subsidiaries, Hart Scientific, Inc. (Hart), Lifschultz Fast Freight, Inc. (Fast Freight), Calorimetry Sciences Corporation (Calorimetry), which is a wholly-owned subsidiary of Hart, and Energetic Genomics Corporation
       (EGC), which is a 50 percent owned subsidiary of Calorimetry. EGC is also 50 percent owned by the officers of Calorimetry. All significant intercompany transactions and balances have been eliminated. The Company currently only has one line of business from which it derives revenues.

       2.   Business activity
            -----------------

       The Company's business activities include the following:

       a) Hart is engaged in the design, manufacturing, and marketing of high precision calibration instruments and sensors for use in laboratories and industry. Hart is also engaged in related research and development projects.

       b) Calorimetry is engaged in the design, manufacturing and marketing of scientific instruments for use in laboratories and industry.

       c)  Fast Freight is currently a non-operating freight-hauling company.

       d)  EGC is in the process of organization.

       3.   Cash and cash equivalents
            -------------------------

       The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

       4.   Marketable securities
            ---------------------

       Investments are comprised of government securities, which mature in one year or less and are classified as available-for-sale. Available-for-sale securities are measured at fair value with net unrealized gains and losses reported in equity. There were no significant net unrealized holding gains or losses during 2000 and 1999.

       5.   Inventories
            -----------

       Inventories are valued at the lower of cost or market using the first-in, first-out method.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       6.   Property and equipment
            ----------------------

       Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operations as incurred, whereas major replacements and improvements are capitalized and subsequently depreciated or amortized. For financial reporting purposes, depreciation and amortization are provided on a straight-line basis over the lesser of the estimated useful lives of the assets or the life of the respective lease, if applicable. Accelerated methods of depreciation are used for tax purposes.

       7.   Property held for lease
            -----------------------

       Property held for lease represents a non-operating trucking terminal and warehouse under a lease and is carried at the undiscounted cash flows which result from the underlying sublease. The property held for lease is being amortized through the year 2002, which is the life of the sublease.

       8.   Other assets
            ------------

       Other assets consist of a patent, purchased equipment designs, and other identifiable intangible assets. They are being amortized over a period of ten to fifteen years, using the straight-line method.

       9.   Research and development
            ------------------------

       Research and development costs have been charged to expense as incurred.

       10.  Revenue recognition and deferred revenue
            ----------------------------------------

       Sales are recorded when the product is shipped to a customer. Payments received for unshipped products are recorded as deferred revenue and are included in accrued liabilities.

       11.  Earnings per share
            ------------------

       Basic earnings per common share are based on the weighted-average number of shares outstanding during each year. Diluted earnings per common share are based on shares outstanding (computed as under basic) and potentially dilutive common shares. Potentially dilutive common shares included in the diluted earnings per share calculation include stock options granted and convertible preferred stock.

       12.  Income taxes
            ------------

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

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

       13.  Use of estimates
            ----------------

       In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       14.  Fair value of financial instruments
            -----------------------------------

       The carrying value of the Company's cash and cash equivalents, marketable
       securities,   trade   receivables,   notes  payable  and  trade  payables
       approximate their fair values due to their short-term nature.

       15.  Common stock
            ------------

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

       16.  Certain reclassifications
            -------------------------

       Certain reclassifications have been made to the 1999 financial statements to conform with the 2000 presentation. These reclassifications had no effect on total assets or net earnings.


NOTE B - CREDIT CONCENTRATION AND EXPORT SALES

       1.   Credit concentration
            --------------------

       The Company maintains cash balances at several financial institutions located in the United States. Accounts at each institution are secured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured balances aggregate to approximately $600,000 at July 31, 2000.

       Financial instruments which potentially subject the Company to credit risk concentration consist primarily of trade accounts receivable. The
       Company sells to customers utilizing scientific and industrial instrumentation and instrument calibration equipment located throughout the world. The Company sells substantially to recurring customers wherein the customer's ability to pay has previously been evaluated. The Company generally does not require collateral. The majority of its trade receivables are unsecured. Allowances are maintained for potential credit losses, and such losses have been within management's expectations. At July 31, 2000 and 1999, this allowance was $47,000 and $21,000 respectively.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE B - CREDIT CONCENTRATION AND EXPORT SALES - CONTINUED

       2.   Export sales
            ------------

       Export sales consist of the following:

                                                                                  2000          1999
                                                                              -----------   -----------

        Europe                                                               $ 2,336,000   $ 2,161,000
        Far East                                                               2,198,000     1,124,000
        Middle East                                                              122,000       161,000
        North America                                                            707,000       369,000
        South America                                                            564,000       283,000
                                                                             -----------   -----------

                                                                             $ 5,927,000   $ 4,098,000
                                                                             ===========   ===========


NOTE C - INVENTORIES

       Inventories consist of the following:

                                                                                  2000            1999
                                                                              ------------   ------------

        Raw materials                                                        $ 2,559,000    $ 2,115,000
        Work in process                                                          537,000        788,000
        Finished goods                                                         1,253,000        175,000
        Demonstration units                                                      269,000        192,000
        Inventory reserves                                                       (60,000)       (80,000)
                                                                             ------------   ------------

                                                                             $ 4,558,000    $ 3,190,000
                                                                             ============   ============


NOTE D - PROPERTY HELD FOR LEASE

       Property held for lease consists of the following:

                                                                                  2000          1999
                                                                             -----------   -----------

        Leasehold interest                                                   $ 7,500,000   $ 7,500,000

        Less
            Accumulated amortization                                           4,798,000     4,276,000
            Valuation allowance to adjust to
              undiscounted cash flows                                          1,626,000     1,626,000
                                                                             -----------   -----------
                                                                               6,424,000     5,902,000
                                                                             -----------   -----------

                                                                             $ 1,076,000   $ 1,598,000
                                                                             ===========   ===========


                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999



NOTE D - PROPERTY HELD FOR LEASE - CONTINUED

       The Company leases a trucking terminal and warehouse for nominal rent through September 2002. This leasehold interest is carried on the Company's balance sheet at the undiscounted cash flows expected from the property through subleases over the life of the related lease. The leasehold interest and related improvements are being amortized over the life of the related lease, which expires in September 2002. Noncancelable subleases related to this property, presently in place, provide for the Company to receive payments approximating $500,000 per year, subject to annual Consumer Price Index increases, through September 2002.


NOTE E - PROPERTY AND EQUIPMENT

       Property and equipment and estimated useful lives consist of the following:


                                                                   Years         2000          1999
                                                                 ---------    ----------   -----------

        Furniture and fixtures                                      3-5      $ 1,525,000  $ 1,202,000
        Machinery and equipment                                     5-10         752,000      773,000
        Equipment held under capital leases                          10          323,000      249,000
        Building                                                     30        2,095,000            -
        Leasehold improvements                                      5-8          405,000      351,000
                                                                             -----------  -----------
                                                                               5,100,000    2,575,000
        Less accumulated depreciation
           and amortization                                                    1,658,000    1,394,000
                                                                             -----------  -----------

                                                                             $ 3,442,000  $ 1,181,000
                                                                             ==========   ===========



NOTE F - OTHER ASSETS

       Other  assets  consist  of  various   identifiable   intangible   assets.
       Accumulated amortization was $39,000 at July 31, 2000.


NOTE G - NOTE PAYABLE TO BANK

       The note payable to bank consists of a line of credit issued to Hart with interest at prime plus 1 percent (10.5 percent at July 31, 2000). The line, which is scheduled for renewal in December 2000, is collateralized by trade accounts receivable and inventories. Available borrowings under this line of credit are limited to the aggregate of 80 percent of eligible trade accounts receivable and 50 percent of eligible inventories, not to exceed $650,000. As of July 31, 2000, $500,000 was available under the line.

       Calorimetry also has a line of credit with a bank with interest at prime plus 1.25 percent (10.75 percent at July 31, 2000). The line is collateralized by trade accounts receivable and inventories. As of July 31, 2000, there were no borrowings under the line with $365,000 available.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999



NOTE H - LONG-TERM OBLIGATIONS

       1.  Capital Leases
           --------------

       The Company has capital lease obligations with leasing companies. The balances at July 31, 2000 and 1999, total $160,000 and $131,000, respectively, and bear interest from approximately 5.45 to 9.24 percent. Payments of approximately $5,600 are due monthly and the obligations are due in full between February of 2002 and December of 2004. The obligations are collateralized by the leased equipment.

       The Company has accumulated amortization relating to the equipment under capital leases of $91,000 and $59,000 as of July 31, 2000 and 1999, respectively. Amortization expense on capital leases approximated $32,000 and $24,000 for 2000 and 1999, respectively.

       The following is a schedule by year of future minimum lease payments of the capital lease obligations together with the present value of the net lease payments at July 31, 2000:

             Year ending July 31,
                 2001                                                  $  67,000
                 2002                                                     57,000
                 2003                                                     34,000
                 2004                                                     21,000
                 2005                                                      8,000
                 Thereafter                                                    -
                                                                       ---------

             Total minimum lease payments                                187,000

             Less amount representing interest                            27,000
                                                                       ---------

             Present value of net minimum lease payments                 160,000

             Less current maturities                                      55,000
                                                                       ---------

             Capital lease obligations, less current maturities        $ 105,000
                                                                       =========

       2.  Debt
           ----

       The Company has a note payable to a financial institution at prime rate (9.5 percent at July 31, 2000) collateralized by commercial property, and is payable in monthly installments of $21,990 including interest with the remaining balance due April 2010.

       In connection with the note, the Company has entered into an interest rate swap agreement with the financial institution for the term of the loan. The agreement in effect causes the variable interest rate on the loan to become a fixed rate loan payable at 9.0 percent interest. The potential risk involved with the swap agreement is if the Company pays off the loan prior to the due date, the difference between the set rate of 9.0 percent and the prime rate at the date of payoff would require either a payment to or from the financial institution for the computed difference.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999



NOTE H - LONG-TERM OBLIGATIONS - CONTINUED

       The Company also has a 7.29 percent note payable to a finance company, collateralized by a vehicle which is payable in monthly installments of $200 including interest with the final payment due October 2002.

       Aggregate maturities of long-term debt are as follows:

             Year ending July 31,
             --------------------
                 2001                                               $     48,000
                 2002                                                     52,000
                 2003                                                     57,000
                 2004                                                     61,000
                 2005                                                     67,000
                 Thereafter                                            2,008,000
                                                                    ------------

                                                                       2,293,000

                 Less current maturities                                  48,000
                                                                    ------------

                 Long term obligations, less current maturities     $  2,245,000
                                                                    ============


NOTE I - OPERATING LEASES

       The Company leases laboratory and office space under an operating lease expiring in 2009. The lease payments on the building increase throughout the term of the lease at two percent annually. The Company also leases office equipment under operating leases expiring in 2003.

       Minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year as of July 31, 2000 are as follows:

             Year ending July 31,
             --------------------
                 2001                                                $    87,000
                 2002                                                     88,000
                 2003                                                     90,000
                 2004                                                     91,000
                 2005                                                     93,000
                 Thereafter                                              390,000
                                                                     -----------

                                                                     $   839,000
                                                                     ===========

       Building and equipment rent expense totaled $199,000 and $220,000 for the years ended July 31, 2000 and 1999, respectively.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999



NOTE J - ACCRUED LIABILITIES

       Accrued liabilities consist of the following:

                                                                                  2000         1999
                                                                              -----------   -----------

        Payroll, payroll taxes and benefits                                  $   507,000   $   471,000
        Bonuses                                                                1,076,000       615,000
        Warranties                                                                75,000       147,000
        All other                                                                311,000       295,000
                                                                             -----------   -----------

                                                                             $ 1,969,000   $ 1,528,000
                                                                             ===========   ===========


NOTE K - INCOME TAXES

       Components of income tax expense (benefit) consist of the following:


                                                                                   2000            1999
                                                                             -------------   ------------

        Current
            Federal                                                          $     20,000    $     29,000
            State                                                                  67,000         101,000
                                                                             -------------   ------------
                                                                                   87,000         130,000
                                                                             -------------   ------------

        Deferred
            Federal                                                              (383,000)       (659,000)
            State                                                                 (55,000)       (102,000)
                                                                             -------------   ------------
                                                                                 (438,000)       (761,000)
                                                                             ------------    ------------

        Total taxes (benefit)                                                $   (351,000)   $   (631,000)
                                                                             =============   ============


       The provision for income taxes differs from the statutory Federal income tax rate due to the following:

                                                                                   2000            1999
                                                                             -------------   ------------

        Income taxes computed at federal statutory rate of 34%               $    598,000    $    418,000
        State taxes, net of federal benefit                                       118,000          91,000
        Realization of net operating loss carryforward
           and change in valuation allowance                                   (1,249,000)     (1,286,000)
        Non-deductible expenses                                                   170,000         146,000
        Other                                                                      12,000               -
                                                                             ------------    -------------

                   Total income taxes (benefit)                              $   (351,000)   $   (631,000)
                                                                             =============   ============

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999



NOTE K - INCOME TAXES - CONTINUED

       The tax effects of temporary differences which give rise to deferred tax assets and liabilities are as follows:


                                                                                  2000            1999
                                                                             ------------   ------------


        Current deferred tax assets (liabilities)
            Deferred compensation                                            $    106,000   $    128,000
            Allowance for doubtful accounts                                        18,000          9,000
            Inventory reserves                                                     22,000         30,000
            Accrued expenses                                                       53,000         88,000
            Contributions carryforward                                                  -         43,000
            Uniform inventory capitalization                                      (33,000)        27,000
            Other                                                                   2,000         (2,000)
                                                                             ------------   ------------

                   Net current tax assets                                    $    168,000   $    323,000
                                                                             ============   ============

        Long-term deferred tax assets (liabilities)
            Net operating loss carryforwards                                 $  1,599,000   $  2,219,000
            Excess book depreciation and amortization                                   -         20,000
            Alternative minimum tax credit carryforward                           216,000        183,000
            Valuation allowance                                                         -     (1,200,000)
                                                                             ------------   ------------

                   Net long-term tax assets                                  $  1,815,000   $  1,222,000
                                                                             ============   ============


       At July 31, 2000, the Company has net operating loss carryforwards for tax reporting purposes of approximately $4,287,000 which expire from 2004 through the year 2007.

       During 2000, management evaluated the prospects for future profitable operations of the Company. Because the Company has generated operating profits for the last several years and current budget forecasts project profits continuing into the future, generally accepted accounting principles require the deferred tax asset related to the net operating loss carryforwards to be reflected on the balance sheet (net of its respective valuation allowance) since it appears more likely than not that the deferred tax asset relating to net operating loss carryforwards will be realized in the future. The valuation allowance on deferred taxes was decreased $1,200,000 during 2000, to adjust for this evaluation regarding the realizability of the deferred tax asset and other deferred tax assets and liabilities.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE L - CAPITAL STOCK

       Convertible preferred stock
       ---------------------------

       The Series A preferred stock is convertible at the option of the holder into 0.2 shares of common stock, has voting rights equal to one vote for each share of common stock as if converted, participates in all dividends declared by the Board of Directors, as if converted, and has a liquidation preference over all other series of preferred and common stock of $0.01 per share of Series A preferred stock. At July 31, 2000, a total of 5,200 shares of Series A preferred stock were issued and outstanding.

       The Series E preferred stock is convertible at the option of the holder into 0.2 shares of common stock. The Series E preferred stock has voting rights equal to one vote for each share of common stock, as if converted, and participates in all dividends declared by the Board of Directors, as if converted. The Series E preferred stock has liquidation rights after the Series A preferred stock but before common stock. The liquidation preference is $10.87 per share of Series E preferred stock. At July 31, 2000, a total of 552 shares of Series E preferred stock were issued and outstanding.


NOTE M - STOCK OPTIONS, WARRANTS, AND PUT OPTION

       1.   Stock options
            -------------

       The Company's board of directors has the authority to grant stock options to employees, officers and non-employees. The stock options are considered non-qualified for income tax purposes. As of July 31, 2000, the Company had granted stock options to various officers, directors, employees and other non-employees of the Company covering the aggregate number of 167,000 shares of the Company's common stock. Except as explained below, options vest immediately upon grant.

       Options issued in connection with the Company's leasehold interest vest ratably at a rate of one option for every nine common shares issued as a result of a) the exercise of employee stock options outstanding at the date of the agreement (approximately 23,000 such options are outstanding at July 31, 2000 and 1999) and b) the conversion of Series A preferred stock (5,200 shares are convertible into 1,040 common shares at July 31, 2000). Once exercisable, these options will have a price of $0.05 per share. At July 31, 2000, such options to purchase 671 shares were exercisable. Vesting of the options is complete upon exercisability and Company notification to option-holders of such exercisability.

       Options covering 1,000 shares were granted to an employee in exchange for services during 2000. These options are immediately exercisable with an exercise price of $7.25, and expire in 2010.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE M - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

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

                                                                                      2000           1999
                                                                                  -----------    -----------

         Net earnings
             As reported                                                         $  2,108,000   $  1,862,000
             Pro forma                                                              2,101,000      1,849,000

         Net earnings per common share - basic
             As reported                                                         $       1.92   $       1.70
             Pro forma                                                                   1.91           1.69

         Net earnings per common share - diluted
             As reported                                                         $       1.72   $       1.56
             Pro forma                                                                   1.72           1.55


       These pro forma amounts may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before fiscal 1997. The fair value of options was estimated at the date of grant using the Black-Scholes American option-pricing model with the following weighted-average assumptions for 2000: expected volatility of 222 percent; risk-free interest rate of 6.50 percent; and expected life of 10 years. The weighted-average fair value of options granted was $7.25 in 2000.

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

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE M - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

       Information with respect to the Company's stock options at July 31, 2000 is as follows:

                                                                                               Weighted
                                                    Number                                     average
                                                      of                                       exercise
                                                   options           Exercise price             price
                                                   -------           --------------            --------

         Outstanding at August 1,
           1998                                     166,000         $0.050 to 4.625           $  2.69
             Granted                                      -                 -                       -
             Exercised                                    -                 -                       -
             Canceled/expired                             -                 -                       -
                                                    -------                                   -------

         Outstanding at July 31, 1999               166,000         $0.050 to 4.625              2.69
             Granted                                  1,000              7.250                   7.25
             Exercised                                    -                 -                       -
             Canceled/expired                             -                 -                       -
                                                    -------                                   -------

         Outstanding at July 31, 2000               167,000         $0.050 to 7.250           $  2.72
                                                    =======                                   =======

         Exercisable at July 31, 2000               162,000         $0.050 to 7.250           $  2.88
                                                    =======                                   =======


       Additional information about stock options outstanding and exercisable at July 31, 2000 follows:

       Options outstanding
       -------------------


                                                                                           Weighted-
                                                                                            average
                                                                                           remaining
                                                Number          Weighted-average          contractual
              Exercise price                  outstanding        exercise price           life (years)
              --------------                  -----------        --------------           ------------

               $ 0.050                            4,000              $ 0.050                   7.1
                 1.565                           71,000                1.565                0.7 to 7.1
                 3.215                           51,000                3.215               4.3 to 12.5
                 4.625                           40,000                4.625                   12.8
                 7.250                            1,000                7.250                   9.6
                                                -------

                                                167,000
                                                =======

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE M - STOCK OPTIONS, WARRANTS, AND PUT OPTION - CONTINUED

       Options exercisable
       -------------------

                                                    Number                 Weighted-average
                     Exercise price              exercisable                exercise price
                     --------------              -----------               ----------------

                       $ 0.050                        1,000                     $ 0.050
                         1.565                       69,000                       1.565
                         3.215                       51,000                       3.215
                         4.625                       40,000                       4.625
                         7.250                        1,000                       7.250
                                                    -------

                                                    162,000
                                                    =======


       3. Put option
          ----------

       Pursuant to an employment agreement, an officer of the Company has a put option which may be exercised during a three-year period following termination or expiration of the agreement. Under the option, the officer may require Calorimetry to repurchase up to 15,780 shares of Company stock and stock options owned by the officer at prices from $5.94 per share to $7.50 per share at a maximum of 5,260 shares or options per year for three years. The agreement expires in August of 2003.


NOTE N - COMMITMENTS

       The Company has employment and severance agreements with certain officers and managers of the Company. Salaries covered by these agreements range from $82,000 to $285,000 annually. Contracts with two individuals, provide for annual salaries of $225,000 and $231,000 (plus a five percent annual increase). The two remaining contracts have annual salaries of $82,000 and $285,000 (plus a five percent annual increase), terms of ten years, and severance, which could be as much as 50 percent of the remaining base salary (or one year's salary whichever is greater) if the individual is terminated without cause. All the officers and managers covered by contracts have been with the Company for nine or more years and some have been employed more than thirteen years. One individual has a put option under the agreement (Note M). Additionally, provisions exist in the contracts to provide for immediate payment of remaining compensation plus additional amounts totaling $300,000 if a successor of the Company fails to honor the respective contracts.

       The Company made a sale/acquisition agreement with a certain officer during fiscal 2000. The agreement provides that if Hart or Calorimetry are sold or acquired for an amount exceeding $25 million within three years of the agreement date, the officer is to be paid 10 percent of the acquisition value exceeding $25 million.

       No provision for severance payments under any of these employment contracts has been made as of July 31, 2000.

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE O - EMPLOYEE BENEFIT PLAN

       The Company has established an employee savings plan under Section 401(k) of the Internal Revenue Code. This plan covers employees who are at least 21 years of age and work at least 1,000 hours per year. The Company matches at its discretion up to 6.6 percent of compensation which equates to 50 percent of actual employee contributions. The Company's matching contributions vest at a rate of 20 percent per year. The Company contributed approximately $144,000 and $135,000 to the plan during the fiscal years ended July 31, 2000 and 1999, respectively.


NOTE P - RELATED PARTY TRANSACTIONS

       During  2000 and  1999,  the  Company  purchased  $130,000  and  $114,000 respectively, of inventory from an entity owned by the spouse of an officer of the Company.


NOTE Q - EARNINGS PER COMMON SHARE

       The following shows the shares used in computing earnings per common share including potentially dilutive common shares:


                                                                      For the Year Ended July 31, 2000
                                                    ----------------------------------------------------------
                                                                       Weighted-average
                                                      Net Earnings            shares             Per-share
                                                       (numerator)        (denominator)            amount
                                                    ----------------   -------------------   -----------------

Net earnings per common share - basic


    Net earnings available to common shareholders  $     2,108,000            1,097,716     $          1.92
                                                   ================                         =================

Effect of dilutive securities

    Stock options                                                               123,613
    Convertible preferred stock                                                   1,150
                                                                              ---------

Net earnings per common share - diluted


    Net earnings available to common shareholders  $     2,108,000            1,222,480     $          1.72
                                                   ===============            =========     ===============

                  Lifschultz Industries, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             July 31, 2000 and 1999


NOTE Q - EARNINGS PER COMMON SHARE - CONTINUED


                                                                        For the Year Ended July 31, 1999
                                                    ----------------------------------------------------------
                                                                         Weighted-average
                                                      Net Earnings            shares             Per-share
                                                       (numerator)        (denominator)            amount
                                                    ----------------   -------------------   -----------------

Net earnings per common share - basic


    Net earnings available to common shareholders  $     1,862,000            1,094,959     $          1.70
                                                   ===============                          ===============

Effect of dilutive securities

    Stock options                                                                93,639
    Convertible preferred stock                                                   5,286
                                                                              ---------

Net earnings per common share - diluted


    Net earnings available to common shareholders  $     1,862,000            1,193,884     $          1.56
                                                   ================           =========     ===============